Form 10-K405, Exhibit 13
period 1995-12-31
KEYSTONE HERITAGE GROUP INC
filed 1996-03-28
CIK 715366

EXHIBIT 13

(December 31, 1995 and 1994)
(Dollars in thousands)

                                                             1995           1994
Assets
Cash and due from banks                                   $  23,766     $  23,568
Money market investments                                        246         1,450
Investment securities available for sale                     65,799        55,664
Investment securities held to maturity (fair value of
  $88,052 and $70,037 for 1995 and 1994, respectively)       86,885        72,704
Loans                                                       391,009       383,154
Less: Allowance for possible loan losses                     (8,025)       (8,140)
                                                          ---------     ---------
    Loans, net                                              382,984       375,014
Other real estate owned                                         913         1,969
Premises and equipment, net                                   7,933         8,082
Deferred tax asset, net                                       3,100         4,031
Accrued interest receivable                                   3,844         3,185
Other assets                                                  2,307         2,527
                                                          ---------     ---------
    Total assets                                          $ 577,777     $ 548,194
                                                          =========     =========

Liabilities
Deposits:
  Non-interest bearing demand                             $  65,530     $  64,063
  Interest bearing demand                                    57,146        61,805
  Savings                                                   128,425       125,295
  Time                                                      236,816       217,577
                                                          ---------     ---------
    Total deposits                                          487,917       468,740
Short-term borrowings                                         8,640        12,087
Other borrowings                                             14,009         9,926
Accrued interest payable                                      5,284         3,068
Other liabilities                                             3,048         2,271
                                                          ---------     ---------
    Total liabilities                                       518,898       496,092

Stockholders' Equity
Common  stock,  $5.00  par  value;
  Authorized  10,000,000  shares;  Outstanding
  4,071,683 shares for 1995 and 3,046,213 shares for
  1994, respectively                                         20,358        15,231
Capital surplus                                              22,079        27,007
Retained earnings                                            16,106        11,315
Net unrealized gain (loss) on investment securities
  available for sale, net of taxes                              336        (1,451)
                                                          ---------     ---------
    Total stockholders' equity                               58,879        52,102
                                                          ---------     ---------
    Total liabilities and stockholders' equity            $ 577,777     $ 548,194
                                                          =========     =========

See accompanying notes to consolidated financial statements.

(Years Ended December 31, 1995, 1994 and 1993)

(Dollars in thousands, except per share data)             1995        1994         1993
Interest Income
Interest and fees on loans                             $ 34,946    $ 30,822     $ 30,421
Interest on money market investments                        539         127          221
Interest and dividends on investment
 securities available for sale:
  Taxable investment securities                           2,685       3,046            0
  Equity investments                                        195         161          223
Interest and dividends on investment securities
 held to maturity:
  Taxable investment securities                           4,419       2,897        6,007
  Non-taxable investment securities                         447         558          711
                                                       --------    --------     --------
    Total interest income                                43,231      37,611       37,583
Interest Expense
Interest on deposits                                     17,836      13,277       14,608
Interest on short-term borrowings                           466         562          450
Interest on other borrowings                                766         608          639
                                                       --------    --------     --------
    Total interest expense                               19,068      14,447       15,697
                                                       --------    --------     --------
    Net interest income                                  24,163      23,164       21,886
                                                       --------    --------     --------
Provision for possible loan losses                            0         300        2,400
                                                       --------    --------     --------
    Net interest income after provision
      for possible loan losses                           24,163      22,864       19,486
Other Operating Income
Trust income                                              1,277       1,289        1,209
Service charges on deposits                               1,292       1,209        1,274
Net gain on sale of loans                                   209         290          771
Fees and other service charges                            1,499       1,453        1,151
Net realized gain (loss) on
  investment securities available for sale                  126         (29)          56
Gain on sale of other real estate owned                     410           0            0
Other income                                                598         607          623
                                                       --------    --------     --------
    Total other operating income                          5,411       4,819        5,084
Other Operating Expense
Salaries and employee benefits                            9,770       8,834        8,325
Occupancy expense, net                                    1,256       1,237        1,132
Equipment expense                                         1,934       1,871        1,701
Deposit insurance expense                                   539       1,016        1,042
Bank card processing expense                                711         662          619
Professional services                                       913         653          355
Expense of other real estate owned, net                      79          91          870
Pennsylvania shares tax                                     479         457          430
Other expense                                             2,708       2,812        2,739
                                                       --------    --------     --------
    Total other operating expense                        18,389      17,633       17,213
                                                       --------    --------     --------
Income before income taxes and cumulative effect of
  change in accounting for income taxes                  11,185      10,050        7,357
Income taxes                                              3,528       3,283        2,115
Income before cumulative effect of change in
  accounting for income taxes                             7,657       6,767        5,242
Cumulative effect of change in accounting
  for income taxes                                            0           0         (200)
                                                       --------    --------     --------
    Net income                                         $  7,657    $  6,767     $  5,042
                                                       ========    ========     ========
Per common share:
Income before cumulative effect of change in
  accounting for income taxes                          $   1.88    $   1.67     $   1.29
Cumulative effect of change in accounting
  for income taxes                                          .00         .00         (.05)
                                                       --------    --------     --------
    Net income                                             1.88        1.67         1.24
                                                       --------    --------     --------
    Cash dividends paid                                    .705        .633         .624
                                                       ========    ========     ========

See accompanying notes to consolidated financial statements.

(Years Ended December 31, 1995, 1994 and 1993)
(Dollars in thousands, except per share data)

                                                                                   Net
                                                                               Unrealized
                                                                               Gain (Loss)
                                                                                   on
                                                                               Investment
                                                                               Securities
                                                                               Available
                                          Common      Capital      Retained     for Sale,
                                           Stock      Surplus      Earnings   Net of Taxes     Total
Balance, December 31, 1992                $ 12,136    $ 29,811     $  4,609     $      0     $ 46,556
  Net income                                     0           0        5,042            0        5,042
  Stock issued under dividend
    reinvestment plan                           49         242            0            0          291
  Cash dividends ($.624 per share)               0           0       (2,531)           0       (2,531)
  Implementation of change in
    accounting for marketable
    debt and equity securities,
    net of tax effect of $243                    0           0            0          468          468
                                          --------    --------     --------     --------     --------

Balance, December 31, 1993                $ 12,185    $ 30,053     $  7,120     $    468     $ 49,826
  Net Income                                     0           0        6,767            0        6,767
  Cash dividends ($.633 per share)               0           0       (2,572)           0       (2,572)
  Stock split (5 for 4)                      3,046      (3,046)           0            0            0
  Change in net unrealized gain
    (loss) on investment
    securities available for
    sale, net of tax effect of ($ 982)           0           0            0       (1,919)      (1,919)
                                          --------    --------     --------     --------     --------

Balance, December 31, 1994                $ 15,231    $ 27,007     $ 11,315     ($ 1,451)    $ 52,102
  Net income                                     0           0        7,657            0        7,657
  Cash dividends ($.705 per share)               0           0       (2,866)           0       (2,866)
  Stock issued under dividend
    reinvestment plan                           38         161            0            0          199
  Stock split (4 for 3)                      5,089      (5,089)           0            0            0
  Change in net unrealized gain
    (loss) on investment
    securities available for
    sale, net of tax effect of $909              0           0            0        1,787        1,787
                                          --------    --------     --------     --------     --------

Balance, December 31, 1995                $ 20,358    $ 22,079     $ 16,106     $    336     $ 58,879
                                          ========    ========     ========     ========     ========

See accompanying notes to consolidated financial statements.

(Years Ended December 31, 1995, 1994 and 1993)
(Dollars in thousands)

                                                                                  1995        1994         1993
Cash Flows from Operating Activities
  Net Income                                                                   $  7,657     $  6,767     $  5,042
  Adjustments to Reconcile Net Income to Net Cash:
    Provision for possible loan losses                                                0          300        2,400
    Depreciation and amortization                                                 1,463        1,355        1,278
    Deferred income taxes                                                            23          366         (445)
    Cumulative effect of change in accounting for income taxes                        0            0          200
    (Increase) Decrease in accrued interest receivable                             (659)        (539)         347
    Increase (Decrease) in accrued interest payable                               2,216          468         (637)
    Net gain on sale of loans                                                      (209)        (290)        (771)
    Net realized (gains) losses on investment securities available for sale        (126)          29          (56)
    Net realized gain on sale of other real estate owned                           (410)           0            0
    Provision for losses on other real estate owned                                   0            0          651
    Other, net                                                                    1,166         (730)       1,313
                                                                               --------     --------     --------
    Net cash provided by operating activities                                    11,121        7,726        9,322
Cash Flows from Investing Activities:
  Net decrease (increase) in money market investments                             1,204         (726)       6,608
  Maturities of investment securities held to maturity                           65,006       23,917       62,183
  Maturities of investment securities available for sale                         10,179       44,636            0
  Sales of investment securities available for sale and held for sale               609       20,760          148
  Funds invested in investment securities held to maturity                      (79,394)     (34,667)     (85,249)
  Funds invested in investment securities available for sale                    (18,143)     (44,005)           0
  Net (increase) decrease in loans made to customers                             (7,759)     (22,606)      12,705
  Originations of residential mortgage loans sold                               (10,456)     (12,433)     (47,364)
  Proceeds from sale of residential mortgage loans                               10,510       13,078       47,255
  Net expenditures for premises and equipment                                    (1,306)        (590)        (909)
  Net cash provided from branch acquisition                                           0        4,815            0
  Proceeds from sale of other real estate owned                                   1,481        2,436        1,672
                                                                               --------     --------     --------
    Net cash used by investing activities                                       (28,069)      (5,385)      (2,951)
Cash Flows From Financing Activities:
  Net increase (decrease) in customer deposits                                   19,177        7,250       (9,231)
  Net (decrease) increase in short-term borrowings                               (3,447)      (2,310)         130
  Net increase (decrease) in other borrowings                                     4,083         (317)         (46)
  Cash dividends paid                                                            (2,866)      (2,572)      (2,531)
  Proceeds from issuance of common stock                                            199            0          291
                                                                               --------     --------     --------
    Net cash provided from (used by) financing activities                        17,146        2,051      (11,387)
                                                                               --------     --------     --------
Net Increase (Decrease) in Cash and Due From Banks                                  198        4,392       (5,016)
Cash and Due From Banks at Beginning of Period                                   23,568       19,176       24,192
                                                                               --------     --------     --------
Cash and Due From Banks at End of Period                                       $ 23,766     $ 23,568     $ 19,176
                                                                               ========     ========     ========
Supplemental Disclosures:
  Interest paid                                                                $ 10,310     $  8,403     $ 10,167
                                                                               ========     ========     ========
  Income taxes paid                                                               3,653        3,124        2,065
                                                                               ========     ========     ========
Non-cash investing and financing activities:
  Transfers from loans to other real estate owned                                   163          356        1,040
  Loan charge-offs                                                                  583        1,197        2,593
Branch acquisition (note 2):
  Fair value of purchased loans                                                       0        1,107            0
  Fair value of purchased deposits                                                    0        6,808            0
  Fair value of purchased equipment                                                   0          396            0
                                                                               ========     ========     ========

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

     The accounting and reporting policies of Keystone Heritage Group, Inc. (the Company) and its subsidiaries conform to generally accepted accounting principles and reporting practices within the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. The material estimate that is particularly susceptible to significant change in the near-term relates to the determination of the allowance for possible loan losses.

Business

     Keystone Heritage Group, Inc. is a bank holding company headquartered in Lebanon, Pennsylvania which engages in a general commercial and retail banking and trust business through its banking subsidiary, Lebanon Valley National Bank (the Bank). Keystone Heritage Life Insurance Company is a non-bank subsidiary that reinsures credit life and accident and health policies written on consumer loans generated by the Bank.

Principles of Consolidation

     The consolidated financial statements of the Company and subsidiaries include the accounts of the Company and its wholly-owned subsidiaries, Lebanon Valley National Bank, and Keystone Heritage Life Insurance Company. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements. For purposes of comparability, certain prior year amounts have been reclassified.

Loans

     Loans are generally carried at the principal amount outstanding, net of undisbursed commitments and net of deferred loan fees. Interest income on loans is accrued based on methods which approximate a constant yield when related to the principal amounts outstanding. The accrual of interest on loans is discontinued when they are past due 90 days as to either principal or interest, or when, in management's opinion, the collectibility of principal or interest is doubtful, except for certain consumer loans for which the period is 120 days. Management may maintain the accrual status for a past-due loan in the event that the loan is well secured and in the process of collection. When the accrual of interest is discontinued, unpaid interest recognized during the current year is reversed by a charge against interest income, and unpaid interest from the prior year is reversed by a charge against the allowance for possible loan losses. Interest payments received on non-accrual loans are recorded as reductions of principal if management determines that the ultimate collectibility of principal or interest is doubtful. Except in cases where accounting or regulatory rules apply, loans are generally returned to accrual status when the collectibility of both principal and interest on a timely basis is reasonably assured, all delinquent principal and interest is brought current and the loan has been performing as contractually agreed upon for at least six months. Net loan fees and costs associated with originating loans are deferred and amortized to interest income over the contractual life of the related loan. The amortization of deferred fees and costs is discontinued on non-accrual loans.

     The Company adopted the provisions of Statement of Financial Accounting Standard No. 114 (SFAS 114), "Accounting by Creditors for Impairment of a Loan", as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosure" on January 1, 1995. The impact of applying the provisions of SFAS 114, as amended by SFAS 118, did not have a material effect on the Company's financial condition or results of operations.

     Generally, all non-accrual loans are deemed to be impaired. In addition, management, considering current information and events regarding the borrowers ability to repay their obligations, considers a loan to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. In evaluating whether a loan is impaired, management considers not only the amount that the Company expects to collect but also the timing of the collection. Generally if payments are consistently made, but on a delayed basis of not more than 90 days, a loan is not deemed to be impaired.

     When a loan is considered to be impaired, the amount of impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, at the loan's market price or fair value of the collateral if the loan is collateral dependent. The majority of loans deemed to be impaired by management are collateral dependent. Loans are evaluated individually for impairment. The Company excludes smaller balance, homogeneous loans (primarily consumer and residential mortgage loans) from the evaluation of impairment. Impairment losses are included in the allowance for possible loan losses. Impaired loans are charged-off when management believes that the ultimate collectibility of principal and interest of a loan is not likely. Interest income on impaired loans is generally recorded as payments are collected.

     Certain fixed-rate residential mortgage loans are committed to be sold without recourse at the date of origination to a third-party with servicing released by the Company. Loans committed for sale are funded by the Company for a short period of time until settlement with the third-party. Gains or losses on the sale of such loans are determined using the specific identification method. Loans held for sale are recorded at the lower of the current secondary market value or the actual book value.

Investment Securities

     The Company classifies its debt and marketable equity securities into one of two categories; available for sale or held to maturity. Investment securities available for sale are securities held for the purpose of maintaining a liquid asset base and may be sold. Investment securities held to maturity are those securities for which the Company has the ability and intent to hold the security until maturity.

     Investment securities available for sale are recorded at fair value. Investment securities held to maturity are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on investment securities available for sale are excluded from earnings and are reported as a separate component of stockholders' equity until realized.

     A decline in the fair value of investment securities available for sale or investment securities held to maturity below cost that is deemed other than temporary is charged to earnings resulting in the establishment of a new cost basis for the security.

     Premiums and discounts are amortized or accreted over the life of the related investment security held to maturity as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned. Realized gains and losses from the sale of available for sale securities are included in earnings and are determined using the specific identification method.

Premises and Equipment

     Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed by the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to other operating expense as incurred. Gains or losses on dispositions are reflected in current results of operations.

Allowance for Possible Loan Losses

     The allowance for possible loan losses is a reserve for estimated potential losses in the loan portfolio. Losses occur primarily from the loan portfolio, but may also be derived from commitments to extend credit and standby letters of credit. Loan losses and recoveries on previously charged-off loans are charged or credited directly to the allowance for possible loan losses. The allowance for possible loan losses is an amount which, in management's judgement, is considered adequate to absorb potential losses inherent in the loan portfolio. Management performs a quarterly assessment of the loan portfolio to determine the appropriate level of the allowance. The factors considered in this evaluation include, but are not necessarily limited to, estimated loan losses identified through review of loans by the Company's personnel; analysis of historical loss experience; deterioration in loan concentrations or pledged collateral; trends in portfolio volume and composition; trends in delinquencies and non-accruals and changes in lending policies and general economic conditions. While management uses available information to determine the appropriate level of allowance for possible loan losses, future changes in the allowance may become necessary due to changes in economic conditions and other factors. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for possible loan losses. These agencies may recommend the Bank change the level of the allowance based on their judgements of information available to them at the time of their examination.

Other Real Estate Owned

     Other real estate owned is valued at the lower of cost or fair value less the cost to sell. These assets are written down to fair value at the date of transfer to other real estate owned by a charge to the allowance for possible loan losses. Subsequent to transfer, any further declines in fair value are recorded through a valuation allowance. These properties are reviewed on a quarterly basis and additional provisions are charged to other operating expense as appropriate. Fair values are derived from independent appraisals at the time of foreclosure. Subsequent appraisals are obtained as market conditions are deemed by management to have significantly changed. Gains or losses on the sale or disposition of other real estate owned are credited or charged to other operating expense or against the valuation allowance. Costs of maintaining foreclosed properties are expensed as incurred.

Employee Benefits

     Retirement plan costs for the Company's defined benefit plan are accounted for in accordance with the requirements of Statement of Financial Accounting Standards No. 87, "Employees' Accounting for Pensions". The projected unit credit method is utilized for measuring net periodic pension cost over the employee's service life. The Company funds the plan according to an actuarial formula to provide for both current and future benefit payments, to the extent that contributions are deductible under existing federal tax regulations.

     The Company does not provide any other significant post-retirement or post-employment benefits.

Income Taxes

     Income taxes are accounted for under the provisions of Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes", which requires the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. The cumulative effect of the adoption of SFAS 109, on January 1, 1993, was a $200 thousand charge to income.

Trust Assets and Income

     Property held in a fiduciary or agency capacity for customers of the Company's trust department is not included in the consolidated balance sheets since such items are not assets of the Company or its subsidiaries. Trust income is recognized on a cash basis which is not materially different than if it were reported on an accrual basis.

Interest Rate Contracts

     The Bank has entered into interest rate swap contracts, and interest rate cap and interest rate collar contracts as part of its asset-liability management activities. These contracts are entered into to manage interest rate risk exposure.

     Interest rate contracts generally involve the exchange of fixed and floating-rate interest payment obligations without the exchange of the underlying principal amounts. Notional principal amounts often are used to express the volume of these transactions, but the amounts potentially subject to credit risk are much smaller.

     The interest income or interest expense differential from interest rate swap contracts is recognized on the accrual basis as a component of interest income or interest expense over the life of the contract. Interest income or interest expense resulting from the cap and collar contracts is recognized on the accrual basis when the national prime rate moves below or above a predetermined interest rate level. Gains or losses from early termination of swap contracts are deferred and amortized over the remaining term of the underlying assets or liabilities.

Earnings Per Share

     Earnings per common share are based on the weighted average number of common shares outstanding during each year and common equivalent shares using the treasury share method. Common equivalent shares consist entirely of stock options. Retroactive effect is given for stock dividends and stock splits. The resulting average number of shares used in computing primary earnings per share in 1995, 1994 and 1993 was 4,066,936, 4,061,617 and 4,054,868, respectively. The difference between primary and fully diluted earnings per share is not significant.

New Accounting Standards

     In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS provides guidance for recognition and measurement of impairment of long-lived assets, certain identifiable intangibles and goodwill related both to assets held and used and assets to be disposed of.

     SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, an entity should estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Otherwise, an impairment loss is not recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles that an entity expects to hold and use should be based on the fair value of the asset.

     SFAS 121 requires that long lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell.

     SFAS 121 is effective for fiscal years beginning after December 15, 1995. Management does not expect that the adoption of SFAS 121 will have a material effect on the Company's financial condition or results of operations. The Company plans on adopting SFAS 121 during the first quarter of 1996.

     In May 1995, the FASB issued Statement of Financial Accounting Standards No. 122 (SFAS 122), "Accounting for Mortgage Servicing Rights, an amendment of FASB Statement No. 65". SFAS 122 amends Statement 65 to require an institution to recognize as separate assets the rights to service mortgage loans for others when a mortgage loan is sold or securitized and servicing rights retained. SFAS 122 also requires an entity to measure the impairment of servicing rights based on the difference between the carrying amount of the servicing rights and their current fair value. SFAS 122 is to be applied prospectively in fiscal years beginning after December 15, 1995.

     Presently, the Company does not sell or securitize mortgage loans with servicing rights retained. Accordingly, the Company will not be impacted by the provisions of SFAS 122.

     In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation". SFAS 123 establishes a new method of accounting for stock-based compensation arrangements with employees. The new method is a fair value based method rather than the intrinsic value based method that is currently utilized. However, SFAS 123 does not require an entity to adopt the new fair value based method for purposes of preparing basic financial statements. If an entity chooses not to adopt the fair value based method, SFAS 123 requires an entity to display in the footnotes pro forma net income and earnings per share information as if the fair value based method had been adopted.

     Upon adoption of SFAS 123, the Company will continue to measure compensation expense for its stock-based employee compensation plans using the methods prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" and will provide pro forma disclosures of net income and earnings per share as if the fair value-based method prescribed by SFAS 123 has been applied in measuring compensation expense

     SFAS 123 is effective for fiscal years beginning after December 15, 1995. The Company will adopt SFAS 123 during the first quarter of 1996.

2. Branch Acquisition

     On September 16, 1994, the Bank and Guaranty Bank, N.A. ("Guaranty") completed a Purchase and Assumption Agreement (the "Agreement") for Guaranty's New Holland branch. Pursuant to the Agreement, the Bank assumed $6,800,000 in deposit liabilities and purchased $1,600,000 of assets consisting of home equity and other personal loans, commercial loans, vault cash, and bank premises and equipment. The Bank also assumed certain liabilities for contracts related to the operation of the branch. This transaction was accounted for using purchase accounting and resulted in the Company's recognition of intangible assets amounting to $406,000 or 5.99 percent of deposits purchased.

3. Cash and Due from Banks

     Cash and due from banks consists of cash and cash items, balances due from correspondent banks and balances maintained with the Federal Reserve Bank. The Company is required to maintain average reserve balances with the Federal Reserve Bank. The average amount of those required reserve balances was $6,643,000 and $6,935,000 at December 31, 1995 and 1994, respectively.

4. Money Market Investments

     Federal funds sold are unsecured overnight investments entered into with other financial institutions. Money market investments as of December 31, 1995 and 1994, are as follows:

(Dollars in thousands)
                                           1995        1994
Federal funds sold                        $    0      $1,300
Interest bearing deposits with banks         246         150
                                          ------      ------
Total                                     $  246      $1,450
                                          ======      ======

5. Investment Securities

     A summary of the amortized cost and fair values of investment securities available for sale and investment securities held to maturity at December 31, 1995 and 1994 is as follows:

Investment Securities Available for Sale: (Dollars in thousands)

                                                          December 31, 1995
                                                          Gross        Gross
                                         Amortized   Unrealized   Unrealized         Fair
                                              Cost        Gains       Losses        Value
U.S. Treasury and government agencies      $59,829      $   106      $   117      $59,818
Mortgage-backed securities                   1,851           55           10        1,896
Equity securities                            1,648          475            3        2,120
Other investment securities                  1,965            0            0        1,965
                                           -------      -------      -------      -------
    Total                                  $65,293      $   636      $   130      $65,799
                                           =======      =======      =======      =======

Investment Securities Held to Maturity: (Dollars in thousands)

                                                          December 31, 1995
                                                          Gross        Gross
                                         Amortized   Unrealized   Unrealized         Fair
                                              Cost        Gains       Losses        Value
U.S. Treasury and government agencies      $37,802      $   714      $   157      $38,359
States and political subdivisions           12,394          105           14       12,485
Mortgage-backed securities                  36,689          629          110       37,208
                                           -------      -------      -------      -------
    Total                                  $86,885      $ 1,448      $   281      $88,052
                                           =======      =======      =======      =======

Investment Securities Available for Sale: (Dollars in thousands)

                                                          December 31, 1995
                                                          Gross        Gross
                                         Amortized   Unrealized   Unrealized         Fair
                                              Cost        Gains       Losses        Value
U.S. Treasury and government agencies      $52,461      $     0      $ 2,390      $50,071
Mortgage-backed securities                   2,453            0           33        2,420
Equity securities                            1,019          290           57        1,252
Other securities                             1,921            0            0        1,921
                                           -------      -------      -------      -------
    Total                                  $57,854      $   290      $ 2,480      $55,664
                                           =======      =======      =======      =======

Investment Securities Held to Maturity: (Dollars in thousands)

                                                          December 31, 1995
                                                          Gross        Gross
                                         Amortized   Unrealized   Unrealized         Fair
                                              Cost        Gains       Losses        Value
U.S. Treasury and government agencies      $36,837      $     1      $ 1,221      $35,617
States and political subdivisions           11,424           60          180       11,304
Mortgage-backed securities                  24,443          101        1,428       23,116
                                           -------      -------      -------      -------
    Total                                  $72,704      $   162      $ 2,829      $70,037
                                           =======      =======      =======      =======

     Investment securities having a book value and a fair value of $51,206,000 and $51,769,000 respectively, at December 31, 1995 were pledged as required by law to secure public and trust deposits, repurchase agreements, and other borrowings.

     Proceeds from sales of investment securities available for sale were $609,000 during 1995, $20,760,000 during 1994 and $148,000 during 1993. There were $134,000 in gross realized gains and $8,000 in gross realized losses recorded in 1995. There were $73,000 in gross realized gains and $102,000 in gross realized losses recorded in 1994 and $56,000 in gross realized gains in 1993 and no gross realized losses in 1993.

     At December 31, 1995, securities available for sale with net unrealized gains of $506,000 resulted in a $336,000 after tax increase in stockholders' equity. A $1,451,000 after tax decrease was reported at December 31, 1994 which resulted from net unrealized losses of $2,190,000.

     The amortized cost and fair value of investment securities available for sale and investment securities held to maturity at December 31, 1995, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because certain issuers have the right to call or prepay obligations.

Investment Securities Available for Sale: (Dollars in thousands)

                                           December 31, 1995:
                                     Amortized Cost   Fair Value
Due in one year or less                     $26,074      $26,037
Due after one year through five years        33,105       33,125
Due after five years through ten years          233          238
Due after ten years                             417          418
Mortgage-backed securities                    1,851        1,896
Equity securities                             1,648        2,120
Other securities                              1,965        1,965
                                            -------      -------
    Total                                   $65,293      $65,799
                                            =======      =======

Investment Securities Held to Maturity: (Dollars in thousands)

                                           December 31, 1995:
                                     Amortized Cost   Fair Value
Due in one year or less                     $15,233      $15,218
Due after one year through five years        34,298       34,920
Due after five years through ten years          665          706
Mortgage-backed securities                   36,689       37,208
                                            -------      -------
    Total                                   $86,885      $88,052
                                            =======      =======

6. Loans

The carrying amounts of loans at December 31, 1995 and 1994 are as follows:

(Dollars in thousands)
                                                         1995            1994
Commercial                                          $ 170,872       $ 158,343
Agriculture                                            90,971          86,687
Commercial real estate - construction                   7,742           9,063
Real estate - residential mortgage                     34,614          37,858
Consumer (net of unearned income of $2,830 and
  $5,088 for 1995 and 1994, respectively)              87,560          92,069
Unamortized net loan fees                                (750)           (866)
                                                    ---------       ---------
    Total, net                                      $ 391,009       $ 383,154
                                                    =========       =========

     Included within this loan portfolio are loans on which the Company has ceased the accrual of interest. Such loans amounted to $741,000 and $1,346,000 at December 31, 1995 and 1994, respectively. If interest income had been recognized during 1995, 1994 and 1993 on non-accrual loans in accordance with their original terms, interest income would have been affected as follows:

(Dollars in thousands)

                                                     1995        1994        1993
Interest income which would have been
  recognized in accordance with original terms      $  65       $ 133       $ 580
Interest income recorded during the period             45          21         327
                                                    -----       -----       -----
Net effect upon interest income                     ($ 20)      ($112)      ($253)
                                                    =====       =====       =====

     The Company has determined that loans with a carrying value of $1,200,000 at December 31, 1995 are deemed to be impaired. Of the $1,200,000 in loans classified as impaired, approximately $1,100,000 are loans for which there is no specific allowance for credit losses and approximately $100,000 are loans which have an aggregate allowance for credit losses of $100,000. The average balance of loans classified as impaired amounted to $1,600,000 for the year ended December 31, 1995. Interest income of approximately $45,000 was recognized during the year ended December 31, 1995 on loans classified as impaired loans.

     Certain fixed-rate residential mortgage loans are committed to be sold without recourse to a third-party at the date of origination, with servicing released by the Company. Loans committed for sale are funded by the Company for a short period of time until settlement with the third-party. At December 31, 1995 and 1994 the Company had commitments to sell $2,483,000 and $1,004,000 of such loans to a third-party, of which $378,000 and $432,000 had been funded.

     Loans to officers and directors of the Company and its subsidiaries, and corporations in which such officers or directors are beneficially interested as stockholders, officers or directors, aggregated approximately $2,853,000 and $2,088,000 at December 31, 1995 and 1994, respectively. These loans were made on substantially the same basis, including interest rates and collateral, as those prevailing for comparable transactions with other borrowers at the same time. During 1995, approximately $1,286,000 of new loans were made, and repayments approximated $521,000. At December 31, 1995 and 1994, none of these loans were classified as non-accrual, impaired, past due, restructured, or potential problem loans.

7. Allowance for Possible Loan Losses

     Changes in the allowance for possible loan losses for the years ended December 31, 1995, 1994 and 1993 are summarized as follows:

(Dollars in thousands)
                                        1995          1994          1993
Balance, beginning of year           $ 8,140       $ 8,486       $ 8,317
Provision charged to operations            0           300         2,400
Loans charged-off                       (583)       (1,197)       (2,593)
Recoveries on loans charged-off          468           551           362
                                     -------       -------       -------
Balance, end of year                 $ 8,025       $ 8,140       $ 8,486
                                     =======       =======       =======

8. Valuation Allowance for Other Real Estate Owned

     Other real estate owned totalled $913,000 and $1,969,000 at December 31, 1995 and 1994, respectively. Changes in the valuation allowance for the years ended December 31, 1995, 1994 and 1993 were as follows:

(Dollars in thousands)
                                 1995       1994        1993
Balance, beginning of year      $   0      $ 696       $  74
Additions to allowance              0          0         651
Losses and writedowns               0       (696)        (29)
                                -----      -----       -----
Balance, end of year            $   0      $   0       $ 696
                                =====      =====       =====

9. Premises and Equipment

     Premises and equipment at December 31, 1995 and 1994 are summarized below:

(Dollars in thousands)
                                                         1995           1994
Land                                                 $  1,245       $  1,228
Premises                                                7,948          7,701
Furniture and equipment                                 8,070          7,224
Leasehold improvements                                    905            905
                                                     --------       --------
    Subtotal                                           18,168         17,058
Less: Accumulated depreciation and amortization       (10,235)        (8,976)
                                                     --------       --------
    Total, net                                       $  7,933       $  8,082
                                                     ========       ========

     Depreciation and amortization amounted to $1,463,000, $1,355,000 and $1,278,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

10. Time Deposits

     Time deposits in excess of $100,000 amounted to $18,587,000 and $20,570,000 at December 31, 1995 and 1994, respectively. Interest expense of $1,112,000, $753,000 and $598,000 was recognized on these deposits in 1995, 1994, and 1993, respectively.

11. Short-term Borrowings

     At December 31, 1995 and 1994, short-term borrowings consisted of the following:

(Dollars in thousands)

                                              1995                                1994
                             December      Average    Interest    December      Average    Interest
                                   31  Outstanding     Expense          31  Outstanding     Expense
Federal funds purchased       $     0      $   112     $     7     $     0      $   569     $    23
Securities sold under
  agreement to repurchase       8,640       11,397         459      12,087       16,454         539
                              -------      -------     -------     -------      -------     -------
    Total                     $ 8,640      $11,509     $   466     $12,087      $17,023     $   562
                              =======      =======     =======     =======      =======     =======

     Federal funds purchased represent the Company's overnight borrowing transactions. The weighted average interest rate on federal funds borrowing was 5.92% for 1995 and 4.04% for 1994.

     Securities sold under agreement to repurchase range in maturity from one to 90 days. The weighted average interest rate was 4.03% for 1995 and 3.28% for 1994. The highest month-end outstanding balance was $14,720,000 for 1995 and $19,102,000 for 1994. The weighted average rate paid was 4.02% on December 31, 1995 and 1994.

     Unused federal funds lines of credit available to the Company for short-term financing at December 31, 1995 totalled $94,000,000.

12. Other Borrowings

     At December 31, 1995 and 1994, there were $13,570,000 and $8,951,000, respectively, of advances outstanding from the Federal Home Loan Bank of Pittsburgh (FHLB) with original maturities between one to five years. The FHLB advances had a weighted average interest rate of 5.86% and 5.63% at December 31, 1995 and 1994, respectively, and a range of interest rates from 4.42% to 6.28%. All FHLB advances are secured by the FHLB capital stock owned by the Company and by certain investment securities having a fair value of $13,616,000 and $10,871,000 at December 31, 1995 and 1994, respectively.

     Obligations under capital leases were $439,000 and $975,000 at December 31, 1995 and 1994, respectively, and carried an imputed interest rate of 9.60%. Scheduled lease payments include payment of imputed interest of $30,000 for 1996. Computer hardware and software systems totalling $260,000 net of accumulated amortization of $2,249,000 at December 31, 1995, were recorded as assets under the capital lease. Amortization expense resulting from the amortization of these assets was $502,000 for 1995, 1994, and 1993.

     The following is a summary of the maturities of FHLB advances and the scheduled amortization of capital lease obligations as of December 31, 1995:

(Dollars in thousands)
                 FHLB ADVANCES
                            WEIGHTED  CAPITAL LEASE
              AMOUNT    AVERAGE RATE    OBLIGATIONS
1996         $10,142           5.82%        $   439
1997           3,428           5.96             -0-
             -------           ----         -------
  Total      $13,570           5.86%        $   439
             =======           ====         =======

13. Federal Income Taxes

     The Company adopted SFAS 109 effective January 1, 1993 on a prospective basis, with the cumulative effect of this accounting change amounting to a decrease in the financial statement deferred tax asset of $200,000, with a corresponding charge to income in 1993.

     Federal income taxes included in the accompanying statements of income for the years ended December 31, 1995, 1994 and 1993 are as follows:

(Dollars in thousands)

                 1995        1994        1993
Current       $ 3,505     $ 2,917     $ 2,560
Deferred           23         366        (445)
              -------     -------     -------
    Total     $ 3,528     $ 3,283     $ 2,115
              =======     =======     =======

     The following is a reconciliation between the applicable income tax expense and the amount of income taxes which would have been provided at the Federal statutory rate of 35% for 1995 and 1994 and 34% for 1993.

(Dollars in thousands)

                                                    1995         1994         1993
Federal tax expense at statutory rates           $ 3,915      $ 3,518      $ 2,501
Increase(Reduction) in taxes resulting from:
  Non-taxable investment security income            (139)        (191)        (218)
  Non-taxable loan income                           (189)        (145)        (144)
  Other, net                                         (59)         101          (24)
                                                 -------      -------      -------
    Total                                        $ 3,528      $ 3,283      $ 2,115
                                                 =======      =======      =======

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1995 and December 31, 1994 are presented below:

(Dollars in thousands)
                                                     1995       1994
Deferred tax assets:
Book allowance for possible loan losses            $2,729     $2,768
Deferred compensation                                 348        324
Unamortized net loan fees                             273        315
Non-accrual loan interest                              35        120
Accrued pension expense                               201        103
Gross unrealized loss on investment securities
  available for sale                                   44        843
Other                                                  56         62
                                                   ------     ------
    Total                                          $3,686     $4,535
                                                   ======     ======
Deferred tax liabilities:
Depreciation                                       $  253     $  332
Gross unrealized gain on investment securities
  available for sale                                  214        104
Discount accretion                                     81         16
Other                                                  38         52
                                                   ------     ------
    Total                                          $  586        504
                                                   ------     ------
    Deferred tax asset, net                        $3,100     $4,031
                                                   ======     ======

     The Company has determined that it is not required to establish a valuation reserve for the deferred tax asset since it is more likely than not that the deferred tax asset of $3,686,000 will be realized through carrybacks to taxable income in prior years, through future reversals of existing temporary differences, future taxable income and implementation of tax planning strategies. The Company reviews the tax criteria related to the recognition of deferred tax assets on a quarterly basis.

14. Stockholders' Equity

     The Board of Directors of the Company effected a 4 for 3 stock split during January 1996 and a 5 for 4 stock split during 1994. All prior period per share data has been restated to give effect for these stock splits. In addition, common stock outstanding at December 31, 1995 has been adjusted to reflect recognition of the 4 for 3 stock split effective January 1996. The weighted average number of shares outstanding was 4,066,936 for 1995, 4,061,617 for 1994, and 4,058,868 for 1993.

     During the years ended December 31, 1995, 1994 and 1993, the Company purchased 7,605, 11,618 and 2,950 shares of its common stock, respectively, for delivery under its dividend reinvestment program. The Company issued 7,549, 0 and 9,688 shares of its common stock under its dividend reinvestment plan in 1995, 1994 and 1993, respectively.

15. Stock Option Plan

     The Keystone Heritage Group, Inc. 1995 Stock Option Plan provides for the granting of options or stock appreciation rights to key employees of the Company and its subsidiaries, not to exceed 200,000 shares of Keystone Heritage Group, Inc. common stock. The option price of any options granted may not be less than the fair market value of the stock at the date of grant.

     Options to purchase 18,667 shares of common stock at a price of $19.88 were granted to participants in December 1994. Options to purchase 18,667 shares of common stock at a price of $23.34 were granted to participants in December 1995. Options granted are exercisable six months from the date of grant and expire ten years from such date.

     The following summarizes stock option transactions:

                               Number of Shares   Exercise Price
Balance, December 31, 1993               0                  0
Granted during 1994                 18,667          $   19.88
Exercised during 1994                    0                  0
Balance, December 31, 1994          18,667          $   19.88
                                    ======          =========
Granted during 1995                 18,667          $   23.34
Exercised during 1995                    0                  0
                                    ------          ---------
Balance, December 31, 1995          37,334          $19.88-$23.34
                                    ======          =============

The stock options listed above have been restated to give effect for the 4 for 3 stock split effective January 1996.

At December 31, 1995, there were 162,666 shares available for grant.

16. Employee Benefit Plans

Pension Plan

     The Company has a non-contributory pension plan covering substantially all employees. Pension expense of $287,000, $271,000 and $203,000 was recognized for 1995, 1994 and 1993, respectively. The following presents the plan's funded status (using a measurement date of October 1) and amounts recognized on the Company's balance sheets:

(Dollars in thousands)
                                                       October 1,
                                              1995         1994         1993
Actuarial present value of accumulated
 plan benefits:
  Vested                                   $ 4,071      $ 3,322      $ 3,162
  Nonvested                                    117          100           71
                                           -------      -------      -------
    Accumulated plan benefits              $ 4,188      $ 3,422      $ 3,233
Effects of projected future
  compensation levels                      $ 2,065      $ 1,820      $ 2,427
                                           -------      -------      -------
Projected benefit obligation               $ 6,253      $ 5,242      $ 5,660
Plan assets at fair value                    5,740        5,006        5,228
                                           -------      -------      -------
Projected benefit obligation
  in excess of plan assets                 ($  513)     ($  236)     ($  432)
Unrecognized net transition asset             (298)        (348)        (397)
Unrecognized prior service cost                 16          102          110
Unrecognized net gain due to past
  experience from different
  assumptions made                             204          178          686
                                           -------      -------      -------
Accrued pension expense                    ($  591)     ($  304)     ($   33)
                                           =======      =======      =======

        Years Ended December 31,
                                                       1995       1994       1993
The net pension expense included the following:
Service cost - benefits earned during the year        $ 350      $ 368      $ 336
Interest cost on the projected benefit obligation       380        357        343
Net amortization and deferral                           446       (536)        43
Return on plan assets                                  (889)        82       (519)
                                                      -----      -----      -----
Net pension expense                                   $ 287      $ 271      $ 203
                                                      =====      =====      =====

     The discount rate used in determining the projected benefit obligation was 7.0% for 1995, 7.5% for 1994 and 7.0% for 1993. The expected long-term return on plan assets and the projected increase in salary levels were 8.0% and 5.0% for 1995 and 1994, and 9% and 6% for 1993.

     Plan assets are primarily invested in money market funds, equity common trust funds, and U.S. Treasury and agency securities.

     The Company also sponsors a defined contribution plan established during 1993 where each eligible participant's contribution is 50 percent matched by the Company up to a maximum of the first 3 percent of the participant's compensation and 25 percent matched by the Company for the next 3 percent of the participant's compensation. For the years ended December 31, 1995, 1994 and 1993, the expense to the Company to provide these matching contributions totalled $83,000, $78,000 and $58,000, respectively.

17. Commitments and Contingent Liabilities

     Leases for five branch facilities provide for minimum annual rentals of approximately $244,000 through 2001, $209,000 through 2004, $151,000 through 2008, $121,000 through 2009 and $56,000 through 2013. In addition, the Company had operating lease arrangements for the use of various data processing equipment which expired in 1995. Total rental expense included in operating expense for 1995, 1994 and 1993 was $287,000, $361,000 and $324,000,
respectively.

     In the normal course of business, the Company is subject to pending and threatened legal actions and proceedings. Management does not believe the outcome of these actions and proceedings will have a materially adverse effect on the financial condition or results of operations of the Company.

18. Dividend Restrictions

     The Company's ability to pay dividends on its common stock is derived from dividends from the Bank and the Company's nonbanking subsidiary. The ability of the Company's banking subsidiary to pay dividends is subject to certain restrictions.

     National banks are subject to various legal limitations on the amount of dividends that may be paid to their stockholders. Under the provisions of 12 U.S.C. ss.56, a national bank may not pay a dividend in an amount greater than its net profits then on hand after deducting therefrom its losses and bad debts. For this purpose, "bad debts" are defined to generally include the principal amount of loans which are in arrears with respect to payment of interest for six months or more and "net profits" has been construed by the Comptroller of the Currency to mean retained earnings plus that portion of a bank's capital surplus which was transferred from retained earnings. The amount of bad debts to be deducted is limited to such amount thereof as exceeds a bank's allowance for loan and lease losses. Under the provisions of 12 U.S.C. ss.60, the approval of the Comptroller of the Currency is required if the total of all dividends declared by a national bank in any calendar year exceeds such bank's net profits (as defined) for that year, combined with its net profits for the preceding two calendar years, less any required transfers to surplus.

     At December 31, 1995, under the most restrictive of these limitations, the Bank could declare dividends in 1996 of approximately $9.0 million, combined with an additional amount equal to its net profits for 1996 up to the date of any dividend declaration. In determining whether, and to what extent, to pay dividends, the Bank must also consider the effect of applicable risk-based capital regulations and leverage limitations.

19. Geographic Concentrations of Credit and Off-Balance Sheet Financial Instruments

     The Company's loan portfolio consists of loans primarily to businesses and individuals in its five-county market area of Lebanon, Lancaster, Schuylkill, Dauphin, and Berks counties.

     In the ordinary course of business, the Company enters into agreements with customers, such as commitments to extend credit and standby letters of credit which involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts presented in the balance sheet. The Company's exposure to possible loss in the event of non-performance by the other party to the financial instruments for commitments to extend credit and financial guarantees written is represented by the contractual amount of those instruments. The Company may not be obligated to advance funds if the customer's financial condition deteriorates or if the customer fails to meet certain terms. The Company applies the same credit standards in making commitments and conditional obligations as it does for on-balance sheet instruments.

     Commitments generally have fixed expiration dates or termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being used, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis, applying the same credit standards used in the lending process, through periodic reassessments of the customer's creditworthiness and through ongoing credit reviews. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

     Group concentrations of credit are considered to exist if a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. At December 31, 1995, there were $91.0 million or 23.3% of the total loan portfolio in loans to agriculture-related borrowers. These loans consist of loans for a variety of purposes within the industry, primarily dairy farms, poultry farms, agri-business and swine operations. These loans may be impacted by adverse climate, economic conditions, or other factors not common to other industries. The Company's exposure to possible loss in the event of non-performance by these borrowers is represented by the contractual amount of those instruments. The Company's policy is to require supporting collateral for these loans in the form of agricultural real estate, livestock, and farm equipment.

     Most of the Company's business activity is with customers located within the Company's defined market area. Since a significant amount of the Company's loans which are secured by real estate are located within this market area, a substantial portion of the Company's debtors' ability to honor their contracts, and increases and decreases in the market value of the real estate collateralizing such loans, may be significantly affected by the level of economic activity in this area.

     Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third-party. The majority of the standby letters of credit consist of performance assurances made on behalf of customers. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers, and the Company applies the same credit standards used in the lending process.

     The Bank entered into an interest rate cap/collar contract on November 5, 1993 with a notional amount of $10 million. The contract states that the Bank would receive a spread between the national prime rate and 6.00 percent should the prime rate fall below 6.00 percent. The Bank would pay an interest rate spread between the national prime and 7.00 percent should the prime rate exceed
7.00 percent. The contract expired on February 5, 1996.

     During the third quarter of 1995 the Bank entered into three interest rate swap contracts. On July 7, 1995 the Bank entered into an interest rate swap contract with a notional amount of $10 million. The contract states that the Bank would receive a fixed rate of 8.41 percent and pay a floating prime rate based on the national prime rate. The contract expires on July 7, 1998. The Bank entered into an interest rate swap contract on July 28, 1995 with a notional amount of $10 million. This contract states that the Bank would receive a fixed rate of 8.65 percent and pay a floating prime rate based on the national prime rate. This contract expires on July 28, 1997. The Bank entered into another interest rate swap contract on August 15, 1995 with a notional amount of $10 million. This contract states that the Bank would receive a fixed rate of 8.75 percent and pay a floating prime rate based on the national prime rate. This contract expires on August 15, 1997.

     The Bank does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of counterparties. The counterparties of the aforementioned interest rate contracts are commercial banks having a rating of A1 from Moody's Investor Service.

     The interest rate swap contracts and the interest rate cap/collar contract were entered into to protect the Bank's interest rate risk in a declining or stable interest rate environment. Specifically, these contracts protect the Bank's risk from negative movements in its prime rate based asset portfolio which would not be perfectly matched by repricing liabilities.

     The following is the amount of financial instruments with off-balance sheet risk not reflected in the consolidated balance sheets at December 31, 1995 and December 31, 1994:

(Dollars in thousands)
                                                        Contractual Amounts
                                                          1995        1994
Financial instruments whose contractual amounts
  represent credit risk:
  Commitments to extend credit                         $88,242     $84,398
  Standby letters of credit                              8,862       7,983
Contractual amounts of off-balance sheet financial
  instruments not constituting credit risk:
  Interest rate swaps, notional value                   30,000      10,000
  Interest rate cap/collar, notional value              10,000      10,000


20. Fair Value of Financial Instruments

     The Company uses various methods and assumptions in estimating fair value disclosures for its financial instruments. Many of the Company's financial instruments lack an available trading market and require substantial estimation and present value calculations to determine their current fair values. The following assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

     Cash and Due from Banks: The carrying amounts reported in the balance sheet for cash and due from banks approximate those assets' fair values.

     Money Market Investments: The fair value of money market investments is estimated to be the carrying value due to the short maturities and negligible credit concerns.

     Investment Securities: Investment securities actively traded in a secondary market have been valued using quoted available market prices.

(Dollars in thousands)
                              December 31, 1995               December 31, 1994
                       Amortized Cost      Fair Value  Amortized Cost      Fair Value
Investment securities
  available for sale         $ 65,293        $ 65,799        $ 57,854        $ 55,664
Investment securities
  held to maturity             86,885          88,052          72,704          70,037
                             --------        --------        --------        --------
    Total                    $152,178        $153,851        $130,558        $125,701
                             ========        ========        ========        ========

     Loans: For variable-rate loans with no significant change in credit risk, fair values are based on carrying values. The fair values for fixed-rate commercial loans, commercial real estate-constructions loans, agriculture loans, real estate- residential mortgage loans, and consumer loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The fair value of non-performing and classified loans is determined either through an appropriate adjustment to the discount rate used in the discounted cash flow analysis or from an estimation of the amount of expected recovery on individual loans.

(Dollars in thousands)
                                                   December 31, 1995                December 31, 1994
                                         Carrying Value        Fair Value   Carrying Value        Fair Value
Commercial                                    $ 170,872         $ 170,950        $ 158,343         $ 154,989
Agriculture                                      90,971            91,220           86,687            85,265
Commercial real estate - construction             7,742             7,746            9,063             8,864
Real estate -  residential mortgage              34,614            37,007           37,858            36,836
Consumer (net of unearned income of
  $2,830 and $5,088 for 1995 and 1994,
  respectively)                                  87,560            89,023           92,069            91,630
Unamortized net loan fees                          (750)                0             (866)               (0)
                                              ---------         ---------        ---------         ---------
    Total, net                                $ 391,009         $ 395,946        $ 383,154         $ 377,584
                                              =========         =========        =========         =========

     Demand and Savings Deposits: Interest bearing demand deposits and savings deposits are, by definition, payable on demand as of the balance sheet date. The carrying amounts reported in the balance sheet for these deposits approximate fair values.

(Dollars in thousands)
                                      December 31, 1995             December 31, 1994
                             Carrying Value      Fair Value  Carrying Value      Fair Value
Non-interest bearing demand        $ 65,530        $ 65,530        $ 64,063        $ 64,063
Interest bearing demand              57,146          57,146          61,805          61,805
Savings                             128,425         128,425         125,295         125,295
                                   --------        --------        --------        --------
    Total                          $251,101        $251,101        $251,163        $251,163
                                   ========        ========        ========        ========

     Time Deposits, Short-Term Borrowings and Other Borrowings: Fair values for fixed-rate time certificates of deposit are estimated using a discounted cash flow calculation that applies a discount rate equal to the cost of replacing these deposits to a schedule of aggregated monthly maturities on time deposits. The carrying amounts of securities sold under agreements to repurchase approximate their fair values due to their short maturity. The fair value of the Company's FHLB advances and capital lease obligations are estimated using discounted cash flow analyses, based upon the current incremental borrowing rates for similar types of borrowing.

(Dollars in thousands)
                                      December 31, 1995             December 31, 1994
                             Carrying Value      Fair Value  Carrying Value      Fair Value
Time deposits                           $236,816        $240,785        $217,577        $216,398
Securities sold under agreements
to repurchase                              8,640           8,640          12,087          12,087
FHLB advances                             13,570          13,616           8,951           8,865
Capital lease obligations                    439             439             975             972
                                        --------        --------        --------        --------
    Total                               $259,465        $263,480        $239,590        $238,322
                                        ========        ========        ========        ========

     Off-Balance-Sheet Instruments: Fair values for the Company's loan commitments and standby letters of credit are based on fees which have been received but not recognized as of the balance sheet date. Fair values for interest rate contracts are based on pricing models using current assumptions.

(Dollars in thousands)
                                             December 31, 1995             December 31, 1994
                                       Contractual           Fair    Contractual           Fair
                                            Amount          Value         Amount          Value
Commitments to extend credit               $88,242        $     0        $84,398        $     0
Standby letters of credit                    8,862             10          7,983             15
Interest rate swaps, notional value         30,000            339         10,000            (62)
Interest rate collar contract,
  notional value                            10,000                        10,000
    6% Floor                                                    0                             0
    7% Ceiling                                                (13)                         (310)

21. Parent Company Statements

     The balance sheets, income statements, and statements of cash flows for Keystone Heritage Group, Inc. (Parent only) are presented below:

(Dollars in thousands)
Balance Sheets

                                                             December 31,
                                                         1995           1994
Assets
  Cash                                                $    61        $     2
  Investment securities available for sale              2,121          1,317
  Investment in subsidiaries                           56,843         50,858
  Other assets                                             19             12
                                                      -------        -------
    Total assets                                      $59,044        $52,189
                                                      =======        =======

Liabilities and Stockholders' Equity
  Current liabilities                                 $   165        $    87
  Stockholders' equity                                 58,879         52,102
                                                      -------        -------
    Total liabilities and stockholders' equity        $59,044        $52,189
                                                      =======        =======

Income Statements                                          Years Ended December 31,
                                                         1995       1994       1993
Interest and dividend income                           $   69     $   47     $   41
Net realized gain on investment
  securities available for sale                           129         58         49
Dividends from bank subsidiary                          3,316      2,821      2,531
Expense                                                   213        238         48
                                                       ------     ------     ------
Income before undistributed income of subsidiaries      3,301      2,688      2,573
Undistributed income of subsidiaries                    4,356      4,079      2,469
                                                       ------     ------     ------
  Net income                                           $7,657     $6,767     $5,042
                                                       ======     ======     ======

Statements of Cash Flows

                                                              Years Ended December 31,
                                                            1995         1994         1993
Cash Flows from Operating Activities:
  Net income                                             $ 7,657      $ 6,767      $ 5,042
  Equity in undistributed income of subsidiaries          (4,356)      (4,079)      (2,469)
  Other, net                                                (138)        (260)        (114)
                                                         -------      -------      -------
    Net cash provided by operating activities              3,163        2,428        2,459
Cash Flows from Investing Activities:
   Maturities and sales of investment
     securities available for sale                           883          679          141
   Funds invested in investment securities
     available for sale                                   (1,320)        (638)        (382)
                                                         -------      -------      -------
    Net (used by) cash provided by
     investing activities                                   (437)          41         (241)
Cash Flows from Financing Activities:
  Proceeds from issuance of common stock                     199            0          291
  Cash dividends paid                                     (2,866)      (2,572)      (2,531)
                                                         -------      -------      -------
    Net cash used by financing activities                 (2,667)      (2,572)      (2,240)
                                                         -------      -------      -------
Net increase (decrease) in cash and cash equivalents          59         (103)         (22)
Cash at beginning of period                                    2          105          127
                                                         -------      -------      -------
Cash at end of period                                    $    61      $     2      $   105
                                                         =======      =======      =======

22. Summary of Quarterly Financial Information (unaudited)

(Dollars in thousands, except per share data)

                                                          1995
                                         First      Second       Third      Fourth
                                       Quarter     Quarter     Quarter     Quarter
Interest income                        $10,292     $10,846     $11,035     $11,058
Interest expense                         4,269       4,830       4,970       4,999
                                       -------     -------     -------     -------
Net interest income                      6,023       6,016       6,065       6,059
Provision for possible loan losses           0           0           0           0
Other operating income                   1,140       1,280       1,303       1,688
Other operating expense                  4,620       4,585       4,590       4,594
                                       -------     -------     -------     -------
Income before income taxes               2,543       2,711       2,778       3,153
Income taxes                               786         847         857       1,038
                                       -------     -------     -------     -------
Net income                             $ 1,757     $ 1,864     $ 1,921     $ 2,115
                                       =======     =======     =======     =======
Per common share:
Net income                             $   .43     $   .46     $   .47     $   .52
                                       =======     =======     =======     =======
Cash dividends paid                       .165         .18         .18         .18
                                       =======     =======     =======     =======

                                                          1994
Interest income                        $ 8,721     $ 9,146     $ 9,691     $10,053
Interest expense                         3,418       3,405       3,713       3,911
                                       -------     -------     -------     -------
Net interest income                      5,303       5,741       5,978       6,142
Provision for possible loan losses         200         100           0           0
Other operating income                   1,234       1,134       1,317       1,134
Other operating expense                  4,191       4,425       4,533       4,484
                                       -------     -------     -------     -------
Income before income taxes               2,146       2,350       2,762       2,792
Income taxes                               671         795         899         918
                                       -------     -------     -------     -------
Net income                             $ 1,475     $ 1,555     $ 1,863     $ 1,874
                                       =======     =======     =======     =======
Per common share:
Net income                             $   .37     $   .38     $   .46     $   .46
                                       -------     -------     -------     -------
Cash dividends paid                       .156        .156        .156        .165
                                       =======     =======     =======     =======

KPMG Peat Marwick LLP

Certified Public Accountants

225 Market Street            Telephone 717 238 7131        Telefax 717 233 1101
Suite 300
P.O. Box 1190
Harrisburg, PA 17108-1190


                          Independent Auditors' Report

The Board of Directors
Keystone Heritage Group, Inc.

We have audited the accompanying consolidated balance sheets of Keystone Heritage Group, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Keystone Heritage Group, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

As discussed in notes 1 and 13 to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1993 to adopt the provisions of Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes".

                                                  KPMG Peat Marwick LLP


January 26, 1996

                       Summary of Selected Financial Data

Dollars in thousands, except per share and nonfinancial data)


                                                   1995            1994            1993             1992            1991
Total interest income                       $    43,231     $    37,611     $    37,583      $    42,248     $    49,212
Total interest expense                           19,068          14,447          15,697           20,532          28,452
                                            -----------     -----------     -----------      -----------     -----------
Net interest income                              24,163          23,164          21,886           21,716          20,760
Provision for possible loan losses                    0             300           2,400            3,600           3,996
Other operating income                            5,411           4,819           5,084            4,366           3,705
Other operating expense                          18,389          17,633          17,213           15,400          14,721
                                            -----------     -----------     -----------      -----------     -----------
Income before income taxes and
  cumulative effect of change in
  accounting for income taxes                    11,185          10,050           7,357            7,082           5,748
Federal income tax provision                      3,528           3,283           2,115            1,977           1,482
                                            -----------     -----------     -----------      -----------     -----------
Income before cumulative effect of
  change in accounting for income taxes           7,657           6,767           5,242            5,105           4,266
Cumulative effect of change
  in accounting for income taxes                      0               0            (200)               0               0
                                            -----------     -----------     -----------      -----------     -----------
Net income                                  $     7,657     $     6,767     $     5,042      $     5,105     $     4,266
                                            ===========     ===========     ===========      ===========     ===========

Common Stock Data - per share
Income before cumulative effect of
  change in accounting for income taxes     $      1.88     $      1.67     $      1.29      $      1.26     $      1.06
Cumulative effect of change
  in accounting for income taxes                    .00             .00            (.05)             .00             .00
                                            -----------     -----------     -----------      -----------     -----------
Net income                                         1.88            1.67            1.24             1.26            1.06
                                            ===========     ===========     ===========      ===========     ===========
Cash dividends paid                                .705            .633            .624             .624            .582
Book value                                        14.46           12.83           12.27            11.51           10.87
Weighted average number of
  shares outstanding                          4,066,936       4,061,617       4,058,868        4,044,545       4,032,460

At Year End
Investment securities available for sale    $    65,799     $    55,664     $    79,387      $     3,579     $     1,327
Investment securities held to maturity           86,885          72,704          61,594          114,551         117,782
Loans                                           391,009         383,154         360,807          376,074         381,019
Allowance for possible loan losses                8,025           8,140           8,486            8,317           6,888
Total assets                                    577,777         548,194         533,774          540,038         547,301
Total deposits                                  487,917         468,740         454,700          464,031         476,080
Other borrowings                                 14,009           9,926          10,325           10,371           5,483
Stockholders' equity                             58,879          52,102          49,826           46,556          43,881
Trust assets, at cost                       $   210,328     $   205,860     $   189,495      $   177,575     $   146,501

Ratios
Return on average assets                           1.38%           1.26%            .94%             .95%            .80%
Return on average stockholders' equity            13.85           13.29           10.57            11.32           10.05
Cash dividend payout ratio                        37.43           38.01           50.21            49.42           54.92
Allowance for possible loan
  losses to total loans                            2.05            2.12            2.35             2.21            1.81
Average stockholders' equity
  to average assets                                9.93            9.51            8.91             8.41            7.92

Retroactive effect is given to per share data for stock splits and stock dividends. Return on average assets and return on average stockholders' equity for 1993 is after cumulative effect of change in accounting for income taxes.

     The purpose of this discussion is to further detail the financial condition and results of operations of Keystone Heritage Group, Inc.(the Company). This discussion should be read in conjunction with the financial statements appearing elsewhere in this report. Earnings per common share are based upon the weighted average number of shares outstanding and have been adjusted for a 4-for-3 stock split which was effective in January 1996 and a 5-for-4 stock split which was effective in October 1994. All prior period per share data has been restated to give effect for these stock splits.

     The Company is a bank holding company headquartered in Lebanon, Pennsylvania which engages in a general commercial and retail banking and trust business through its banking subsidiary, Lebanon Valley National Bank (the
Bank). Keystone Heritage Life Insurance Company is a non-bank subsidiary that reinsures credit life and accident and health policies written on consumer loans generated by the Bank.

SUMMARY OF OPERATIONS

     In 1995, the Company recorded net income that was the highest net income ever reported by the Company for a calendar year. Net income of $7.7 million or $1.88 per share for 1995 represents an increase of 13.2% compared to the $6.8 million or $1.67 per share reported for 1994. The Company's return on average stockholders' equity for 1995 was 13.85% and the return on average assets was 1.38% compared with 13.29% and 1.26%, respectively, for 1994.

NET INTEREST INCOME

     Net interest income is the primary source of operating income for the Company. Net interest income is the difference between interest earned on loans and investments and interest paid on deposits and other funding sources. The factors that influence net interest income include changes in interest rates and changes in asset and liability balances. The net interest margin is calculated by dividing tax equivalent net interest income by average earning assets and represents the Company's net yield on its earning assets.

     For purposes of this discussion, interest income and the average yield earned on loans and investments are presented on a taxable equivalent basis. This provides a basis for comparison of tax-exempt loans and investments with taxable loans and investments by giving effect to interest earned on tax-exempt loans and investments by an amount equivalent to the federal income taxes which would have been paid if the interest earned on those assets were taxable at the statutory tax rate of 35%.

     Net interest income for the year ended December 31, 1995 was $24.7 million, a $990 thousand or 4.2% increase over 1994. Net interest income for 1993 was $22.5 million.

     In comparing net interest income for 1995 to 1994, an increase of $392 thousand was associated with volume changes in earning assets and interest bearing liabilities, and $598 thousand was associated with changes in interest rates earned or paid on earning assets and interest bearing liabilities.

     The rate component of the increase in net interest income resulted from an increase in the yield on earning assets of 71 basis points which added an additional $4.0 million of interest income compared to 1994. This was partially offset by a 95 basis point increase in the cost of interest bearing liabilities which added $3.4 million in additional interest expense compared to 1994. A large contributor to the rate increase in interest income was due to the $10.5 million increase in average loans outstanding, which have a higher yielding return as compared to the investment portfolio. An increase in the average prime rate of 180 basis points from 1994 was a major contributor to the higher yields on earning assets. In addition, due to the increase in interest rates, depositors shifted from transaction accounts to higher yielding time deposits. This resulted in the cost of time deposit accounts increasing 110 basis points from 1994. The net effect of the increase in rate on earning assets and cost of interest bearing liabilities resulted in a 24 basis point decrease in the net interest rate spread. The decrease in the net interest rate spread of 24 basis points was partially offset by the increase in non-interest bearing demand deposits of $2.1 million resulting in a 3 basis point decline in the average net interest margin to 4.66%. Although the average net interest margin was 4.66% for 1995, the Company's average net interest margin during the fourth quarter of 1995 was 4.55%. A major component of the Company's asset-liability management policies is to try to minimize the interest rate risk exposure caused by changing interest rate environments. The Company utilized interest rate swap and cap/collar contracts in an attempt to manage this interest rate risk. At December 31, 1995 the Company had a notional value of $40 million in interest rate contracts, described in more detail in the asset-liability management section of this report. These contracts had the effect of reducing interest income by $255 thousand in 1995, increasing interest income by $2 thousand in 1994 and increasing interest income by $190 thousand in 1993. These interest rate contracts are in place to protect the Bank against falling interest rates which will most adversely effect the Bank's net interest margin. With falling interest rates during the last quarter of 1995 and continued declination during 1996, these contracts should increase interest income in future periods. This will somewhat offset the reduction in income received from variable rate loan products.

     The volume component of the increase in net interest income was a result of an increase in average earning assets of $24.9 million for 1995 over 1994, which provided $1.7 million of additional interest income over 1994. An increase in interest bearing liabilities outstanding of $13.1 million added $1.3 million of additional interest expense compared to 1994. The increase in earning assets resulted from a $10.5 million increase in average loans outstanding and an $8.0 million increase in average investments outstanding and a $6.4 million increase in average money market investments. The increase in interest bearing liabilities resulted primarily from an increase in average time deposits of $36.9 million from 1994. The increase in time deposits was partially offset by a $19.7 million reduction in average interest bearing demand and savings deposits from 1994. The increase in average interest bearing deposit volumes resulted in an additional $1.5 million in interest expense as compared to 1994.

Table 1
Average Balance Sheets, Rates, and Interest Income and Expense

(Dollars in thousands)

                                                  1995                            1994                           1993
Assets
                                      Average             Average       Average           Average      Average           Average
                                      Balance   Interest     Rate       Balance  Interest    Rate      Balance  Interest    Rate
Loans                                $381,939   $ 35,225     9.22%     $371,467  $ 31,046    8.36%    $367,898  $ 30,664    8.33%
Money market investments:
  Interest bearing deposits
    with banks                          2,864        165     5.76           265        12    4.53        1,459        57    3.91
  Federal funds sold                    6,407        374     5.83         2,608       115    4.41        5,912       164    2.77
                                     --------   --------     ----      --------  --------    ----     --------  --------    ----
    Total money market investments      9,271        539     5.82         2,873       127    4.42        7,371       221    3.00
Investment securities:
  Taxable                             128,571      7,298     5.68       118,010     6,092    5.16      112,249     6,230    5.55
  Non-taxable                          10,022        678     6.77        12,564       864    6.88       14,357     1,077    7.50
                                     --------   --------     ----      --------  --------    ----     --------  --------    ----
    Total investment securities       138,593      7,976     5.75       130,574     6,956    5.33      126,606     7,307    5.77
                                     --------   --------     ----      --------  --------    ----     --------  --------    ----
    Total earning assets              529,803   $ 43,740     8.26       504,914  $ 38,129    7.55      501,875  $ 38,192    7.61%
                                     --------   --------     ----      --------  --------    ----     --------  --------    ----
Other assets                           26,990                            30,234                         33,489
                                       ------                            ------                         ------
    Total assets                     $556,793                          $535,148                    $   535,364
                                     ========                          ========                    ===========

Liabilities and Stockholders'
 Equity Interest bearing deposits:
  Demand                             $ 55,523   $    798     1.44      $ 64,198  $    927    1.44     $ 67,677  $  1,216    1.80%
  Savings                             121,995      3,663     3.00       132,984     3,269    2.46      130,976     3,485    2.66
  Time                                236,662     13,375     5.65       199,774     9,081    4.55      208,019     9,907    4.76
                                     --------   --------     ----      --------  --------    ----     --------  --------    ----
    Total interest bearing deposits   414,180     17,836     4.31       396,956    13,277    3.34      406,672    14,608    3.59
Short-term borrowings                  11,509        466     4.05        17,023       562    3.30       15,643       450    2.88
Other borrowings                       11,636        766     6.58        10,259       608    5.93       10,551       639    6.06
                                     --------   --------     ----      --------  --------    ----     --------  --------    ----
    Total interest bearing
     liabilities                      437,325   $ 19,068     4.36       424,238  $ 14,447    3.41      432,866  $ 15,697    3.63%
                                     --------   --------     ----      --------  --------    ----     --------  --------    ----
Non-interest bearing demand
  deposits                             57,076                            54,929                         49,748
Other liabilities                       7,092                             5,071                          5,061
Stockholders' equity                   55,300                            50,910                         47,689
                                       ------                            ------                         ------
    Total liabilities and
    stockholders' equity             $556,793                          $535,148                    $   535,364
                                     ========                          ========                    ===========
Net interest income                             $ 24,672                         $ 23,682                       $ 22,495
                                                ========                         ========                       ========

Net yield on earning assets
Total yield on earning assets                                8.26%                           7.55%                          7.61%
Rate on supporting liabilities                               3.60%                           2.86%                          3.13%
                                                             ----                            ----                           ----
Net interest margin                                          4.66%                           4.69%                          4.48%
                                                             ====                            ====                           ====

Interest and average interest rates are presented on a fully taxable equivalent basis, using an effective tax rate of 35%. For purposes of calculating loan yields, average loan balances include non-accrual loans.

Loan fees of $501,000, $434,000 and $812,000 for the years 1995, 1994, and 1993, respectively, are included in interest income.

     For 1994 as compared to 1993, an increase of $675 thousand in net interest income was associated with changes in volumes of earning assets and supporting liabilities, and $512 thousand was associated with changes in interest rates earned or paid on earning assets and supporting liabilities.

     The volume component of the increase in net interest income was a result of an increase in average earning assets of $3.0 million for 1994 over 1993, which provided $309 thousand of additional net interest income over 1993, and a change in the mix of liabilities supporting these earning assets, which contributed $366 thousand to net interest income compared to 1993. The change in the mix of liabilities included an increase of $5.2 million or 10.4% in non-interest bearing demand deposit balances and a decrease of $8.2 million in time deposits for 1994 as compared to 1993.

     The rate component of the increase in net interest income resulted from a decrease in the average cost of interest bearing liabilities of 22 basis points from 1993 to 1994, which provided an additional $884 thousand of net interest income, combined with a decrease of 6 basis points in the yield on interest earning assets, which had the effect of reducing net interest income by $372 thousand. Significant decreases in costs were realized for all deposit classifications for 1994 as the cost of interest bearing demand deposits decreased by 36 basis points, the cost of savings deposits decreased by 20 basis points, and the cost of time deposits decreased by 21 basis points. The classification which had the largest effect on the yield on earning assets was investment securities which decreased by 44 basis points in yield compared to 1993. The effect of the Company's interest rate swaps which were outstanding during 1994 was to decrease net interest income by $2 thousand in 1994.

     A comparative statement of average balances of interest earning assets and interest bearing liabilities, interest income and interest expense, and interest rates for the years ended December 31, 1995, 1994, and 1993 is presented in Table 1. A presentation of the changes in net interest income for 1995 compared to 1994, and 1994 compared to 1993, is given in Table 2. This analysis indicates the changes in interest income and interest expense caused by the volume and rate components of interest earning assets and interest bearing liabilities.

OTHER OPERATING INCOME

     Other operating income for 1995 was $5.4 million, a $592 thousand or 12.3% increase from 1994. Other operating income for 1994 was $4.8 million, compared to $5.1 million for 1993.

     Other operating income increased from 1994 as a result of a $410 thousand gain recognized on the sale of a property classified as other real estate owned during 1995. In addition, net realized gains recorded on the sale of investment securities available for sale amounted to $126 thousand for 1995 compared to net realized losses of $29 thousand for 1994.

     Income from service charges on deposit accounts increased by $83 thousand or 6.9% for 1995 as compared to 1994. Income from service charges on deposit accounts was $1.3 million, $1.2 million and $1.3 million in 1995, 1994 and 1993, respectively.

     Other operating income decreased by $265 thousand from 1993 to 1994. The largest decrease in any component of other operating income for 1994 from 1993 was a $481 thousand decrease in income recognized from the sale of fixed-rate residential mortgages. During 1993, a total of $47.3 million of mortgage loans were sold as compared to approximately $13.1 million during 1994. A significant portion of the mortgages which were originated and sold during 1993 were a result of customers refinancing existing mortgage loans.

     A summary of the components of other operating income is provided in Table 3.

OTHER OPERATING EXPENSE

     Other operating expense for 1995 was $18.4 million, a $756 thousand or 4.3% increase over 1994. Other operating expense for 1993 was $17.2 million.

     The largest component of the Company's other operating expense is salaries and employee benefits, which increased by 10.6% from $8.8 million in 1994 to $9.8 million in 1995. Salaries and employee benefits expense for 1993 totalled $8.3 million. The increase for 1995 over 1994 resulted from the recognition of $616 thousand related to employee bonuses recorded during 1995 and a 4% merit increase that was applied on January 1, 1995 to base salaries in effect as of that date. These increases were somewhat offset by a reduction in the full time equivalent staff by 3% from 1994 to 1995.

     The Company does not provide any significant post-retirement or post-employment benefits.

     Federal Deposit Insurance Company (FDIC) deposit insurance premiums for 1995 were $539 thousand which decreased from 1994 by $477 thousand. This was attributable to a decrease in the assessment rate charged by the FDIC which occurred in May 1995. Beginning in May 1995, the assessment rate charged to the Company on deposit accounts decreased significantly from 23 cents per $100 of deposits to a rate of 4 cents per $100 of deposits. This reduction in premium resulted in a refund of a portion of the FDIC insurance assessments that were previously paid by the Company. This refund amounted to $290 thousand. The rate paid by the Company is the lowest assessment rate charged to "Well Capitalized" institutions. The FDIC is currently studying the premium assessment rates to be charged to member financial institutions during upcoming periods. As a result of achieving the reserve levels in the Bank Insurance Fund which were mandated by legislation through the Federal Deposit Insurance Corporation Act of 1991 (FDICIA), significantly lower FDIC premiums than those that were paid in the preceding comparative periods should result. The assessment rate on deposits charged to the Bank by the FDIC in 1994 and 1993 was 23 cents per $100 of deposits. A minimum flat rate of $500 was charged to the Company for the first quarter of 1996. Based on the most recent assessment paid by the Company, the Company's FDIC expense would be approximately $2 thousand for 1996.

     Expenses associated with loan collection activities and with properties classified as other real estate owned continue to show a reduction from the preceding two years. Expenses associated with other real estate owned amounted to $870 thousand in 1993 and decreased to $91 thousand in 1994 and to $79 thousand in 1995.

Table 2
Rate/Volume Analysis of Changes in Net Interest Income

(Taxable equivalent, dollars in thousands)

                                               1995 Compared to 1994                1994 Compared to 1993
                                                Increase (Decrease)                  Increase (Decrease)
                                                 Due to Change in                     Due to Change in
                                           Volume       Rate         Net       Volume       Rate        Net
Interest income:
Loans                                     $   894     $ 3,285     $ 4,179     $   298     $    84     $   382
Money market investments:
  Interest bearing deposits with banks        150           3         153         (53)          8         (45)
  Federal funds sold                          211          48         259        (118)         69         (49)
                                          -------     -------     -------     -------     -------     -------
    Total money market investments            361          51         412        (171)         77         (94)
Investment securities:
  Taxable                                     571         635       1,206         310        (448)       (138)
  Non-taxable                                (172)        (14)       (186)       (128)        (85)       (213)
                                          -------     -------     -------     -------     -------     -------
    Total investment securities               399         621       1,020         182        (533)       (351)
                                          -------     -------     -------     -------     -------     -------
    Total interest income                 $ 1,654     $ 3,957     $ 5,611     $   309     ($  372)    ($   63)
                                          =======     =======     =======     =======     =======     =======

Interest expense:
Interest bearing deposits:
  Demand                                  ($  125)    ($    4)    ($  129)    ($   60)    ($  229)    ($  289)
  Savings                                    (235)        629         394          53        (269)       (216)
  Time                                      1,853       2,441       4,294        (384)       (442)       (826)
                                          -------     -------     -------     -------     -------     -------
    Total interest bearing deposits         1,493       3,066       4,559        (391)       (940)     (1,331)
  Short-term borrowings                      (318)        222         (96)         42          70         112
  Other borrowings                             87          71         158         (17)        (14)        (31)
                                          -------     -------     -------     -------     -------     -------
    Total interest expense                  1,262       3,359       4,621        (366)       (884)     (1,250)
                                          -------     -------     -------     -------     -------     -------
Net interest income                       $   392     $   598     $   990     $   675     $   512     $ 1,187
                                          =======     =======     =======     =======     =======     =======

Interest is presented on a taxable equivalent basis, using an effective tax rate of 35%.

Note: The change in interest due to both rate and volume has been allocated to the volume and rate changes in proportion to the absolute dollar amounts of each change.

Table 3
Other Operating Income

(Dollars in thousands) Years Ended December 31,

                                             1995       1994        1993
Fees and other service charges             $ 1,499    $ 1,453     $ 1,151
Trust income                                 1,277      1,289       1,209
Service charges on deposits                  1,292      1,209       1,274
Gain on sale of other real estate owned        410          0           0
Reinsurance subsidiary premium income          384        382         373
Net gain on sale of loans                      209        290         771
Net realized (loss) gain on investment
  securities available for sale                126        (29)         56
Other income                                   214        225         250
                                           -------    -------     -------
    Total other operating income           $ 5,411    $ 4,819     $ 5,084
                                           =======    =======     =======

The decrease was a direct result of the decrease in the number of properties held in other real estate owned. The expenses for 1993 were the result of additions to the valuation reserve in the form of writedowns of property values totalling $651 and holding expenses of $219 thousand.

     Expenses related to professional services increased by $260 thousand from 1994 to 1995 and by $298 thousand from 1993 to 1994. Increases in legal, advisory and consulting fees were the primary reason for the increase.

     A summary of the components of other operating expense is provided in Table 4.

FEDERAL INCOME TAXES

     The federal income tax provision for 1995 was $3.5 million compared to $3.3 million for 1994 and $2.1 million for 1993. Income before income taxes for 1995 was $11.2 million compared to $10.1 million for 1994 and income before income taxes and the cumulative effect of the change in accounting for income taxes for 1993 was $7.4 million. A reconciliation of reported income taxes to the amount of income tax which would have been provided at the federal statutory tax rate is provided in Note 13 of the Notes to Consolidated Financial Statements.

     The Company's effective tax rate for 1995, 1994 and 1993 was 32%, 33% and 29%, respectively.

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes". The cumulative effect of this accounting change amounted to a decrease in the financial statement deferred tax asset of $200 thousand, with a corresponding charge to income made in 1993.

ASSET-LIABILITY MANAGEMENT

     Interest rate sensitivity is a function of the repricing characteristics of the Company's assets and liabilities. Each asset and liability reprices either at maturity or during the life of the instrument. Interest rate sensitivity measures the difference between the volume of assets and liabilities that are subject to repricing at a future period of time. These differences are known as interest sensitivity gaps.

     The principal objectives of asset-liability management are to manage the funding and investment strategies necessary to maintain an appropriate balance of the sensitivity between assets and liabilities to potential movements in interest rates and to provide adequate liquidity while enhancing profitability through returns from managed levels of interest rate risk. The Company actively manages the interest rate sensitivity of its assets and liabilities. Several techniques are used for measuring interest rate sensitivity. The traditional maturity "gap" analysis, which reflects the volume difference between interest rate sensitive assets and liabilities during a given time period, is reviewed regularly by management. An interest rate risk simulation model is also used to assess the level of interest rate risk inherent in the Company's assets and liabilities under various interest rate scenarios. The Company recognizes the importance of managing both assets and liabilities simultaneously for the purpose of reducing interest rate risk, providing liquidity, and enhancing the market value of the Company.

     Managing interest rate sensitivity is an inexact science. The repricing intervals between assets and liabilities change on a daily basis. Contractual maturities are not always the same as actual maturities as a result of prepayments prior to scheduled maturities. Additionally, demand deposits, NOW accounts, and money market fund accounts may be withdrawn upon demand, and savings deposits may be withdrawn upon a very short period of notice.

     The Bank manages its interest rate sensitivity by changing mix and repricing characteristics of its assets and liabilities through its investment securities portfolio, its loan and deposit terms, and through the use of off-balance sheet derivatives, primarily interest rate swaps and interest rate cap/collar contracts. These interest rate contracts will have the effect of decreasing net interest income in a rising rate environment and increasing net interest income in a decreasing rate environment.

     The Bank's use of these interest rate contracts is closely monitored by the Bank's Board of Directors and is closely controlled as to levels of exposure. At December 31, 1995, the Bank had four interest rate agreements outstanding having a total notional amount of $40 million. These agreements consisted of three interest rate swap agreements, each with a notional amount of $10 million and an interest rate cap/collar contract with a notional amount of $10 million.

     The Bank has entered into interest rate swap contracts and interest rate cap and interest rate collar contracts as part of its asset-liability management activities. These contracts are used primarily for the purpose of managing interest rate risk in order to minimize mismatches in the Bank's interest rate sensitivity and interest rate risk positions.

     Interest rate contracts generally involve the exchange of fixed and floating-rate interest payment obligations without the exchange of the underlying principal amounts. Entering into interest rate contracts involves not only the risk of dealing with counterparties and their ability to meet the terms of the contracts but also the interest rate risk associated with unmatched positions should the counterparties fail to perform. Notional principal amounts often are used to express the volume of these transactions.

     The interest income or interest expense differential from interest rate swap contracts is recognized on the accrual basis as a component of interest income or interest expense over the life of the contract. Interest income or interest expense resulting from the cap and collar contracts is recognized on the accrual basis when the national prime rate moves below or above a predetermined interest rate level. Gains or losses from early termination of swap contracts are deferred and amortized over the remaining term of the underlying assets or liabilities. The Bank is not exposed to credit risk in terms of the notional amounts of these contracts, however, the receipt of payments representing the interest differential is based on the creditworthiness of the counterparty to each contract.

     The Bank entered into an interest rate cap/collar contract on November 5, 1993 with a notional amount of $10 million. The contract states that the Bank would receive a spread between the national prime rate and 6.00 percent should the prime rate fall below 6.00 percent. The Bank would pay an interest rate spread between the national prime and 7.00 percent should the prime

Table 4
Other Operating Expense

(Dollars in thousands) Years ended December 31,
                                             1995       1994       1993
Salaries and employee benefits             $ 9,770    $ 8,834    $ 8,325
Equipment expense                            1,934      1,871      1,701
Occupancy expense, net                       1,256      1,237      1,132
Professional services                          913        653        355
Bank card processing expense                   711        662        619
Deposit insurance expense                      539      1,016      1,042
Pennsylvania shares tax                        479        457        430
Marketing and advertising                      404        423        340
Stationery and supplies                        328        304        331
Reinsurance subsidiary expense                 315        332        255
Postage                                        305        293        308
Telephone                                      287        229        222
Expense of other real estate owned, net         79         91        870
Loan administration and workout expense         73        150        266
Other                                          996      1,081      1,017
                                           -------    -------    -------
    Total other operating expense          $18,389    $17,633    $17,213
                                           =======    =======    =======

Table 5
Interest Rate Sensitivity

(Dollars in thousands) December 31, 1995

Rate sensitive assets:
                                                  0 - 30      31 - 90      91 - 180      181 - 365
                                                   Days         Days         Days           Days
Money market investments                        $     246    $       0     $       0     $       0
Investment securities available for sale
  and investment securities held to maturity        9,274        9,510         3,913        25,613
Loans                                             170,095       10,126        14,280        20,925
                                                ---------    ---------     ---------     ---------
    Total                                       $ 179,615    $  19,636     $  18,193     $  46,538
                                                =========    =========     =========     =========

Rate sensitive liabilities:
Deposits                                        $  86,794    $ 160,913     $  39,258     $  41,454
Short-term borrowings                               8,640            0             0             0
Other borrowings                                    5,382          109         1,399         3,691
                                                ---------    ---------     ---------     ---------
    Total                                       $ 100,816    $ 161,022     $  40,657     $  45,145
                                                =========    =========     =========     =========

Cumulative interest sensitivity gap             $  78,799    ($ 62,587)    ($ 85,051)    ($ 83,658)
Cumulative interest sensitivity ratio
  before effects of interest rate swap
  contracts and cap/collar contract                 1.78x         .76x          .72x          .76x
Cumulative interest sensitivity ratio
  after effects of interest rate swaps
  contracts and cap/collar contract                 1.38x         .65x          .62x          .67x

rate exceed 7.00 percent.  This contract expired on February 5, 1996.

     During the third quarter of 1995 the Company entered into three interest rate swap contracts. On July 7, 1995, the Company entered into an interest rate swap contract with a notional amount of $10 million. The contract states that the Company would receive a fixed rate of 8.41 percent and pay a floating prime rate based on the national prime rate. The contract expires on July 7, 1998. The Company entered into an interest rate swap contract on July 28, 1995 with a notional amount of $10 million. This contract states that the Company would receive a fixed rate of 8.65 percent and pay a floating prime rate based on the national prime rate. This contract expires on July 28, 1997. The Company entered into another interest rate swap contract on August 15, 1995 with a notional amount of $10 million. This contract states that the Company would receive a fixed rate of 8.75 percent and pay a floating prime rate based on the national prime rate. This contract expires on August 15, 1997.

     The Company does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of counterparties. The counterparties of the aforementioned interest rate contracts are commercial banks having a rating of A1 from Moody's Investor Service.

     The interest rate swap contracts and the interest rate cap/collar contract were entered into to protect the Company's interest rate risk in a declining or stable interest rate environment. Specifically, these contracts protect the Company's risk from negative movements in its prime rate based asset portfolio which would not be perfectly matched by repricing liabilities.

     The Company's cumulative static gap position for various time intervals is shown in Table 5. The maturity distribution and weighted average yields of investment securities is presented in Table 6. The maturity distribution and interest sensitivity characteristics of the Company's loan portfolio is shown in Table 7. The maturity distribution of time deposits of $100 thousand or more is shown in Table 8. The data in these tables indicates that the Company is liability sensitive up to one year, however, as a result of liability prices changing at a different speed than asset pricing, the Company's simulations of earnings indicate that net interest income up to one year will be positively affected by increases in general levels of interest rates and negatively effected by a level rate or falling rate environment. The effects of the interest rate swap and cap/collar contracts are indicated on Table 5.

LIQUIDITY

     In managing liquidity, the Company attempts to meet the demand for funds, such as deposit withdrawals, net loan demand and other funding needs of the Company. Liquidity may normally be obtained either through the maturity or sale of assets or the issuance of liabilities at costs which accomplish the Company's objectives.

     The Company actively monitors its liquidity position and has a contingency plan to provide adequate liquidity under various scenarios. The Company's primary source of funds is its retail deposit base supported by its branch network of 19 locations. Retail repurchase agreements entered into with certain corporate customers are also a source of funds for the Company. The investment portfolio is also used by the Company as a primary source of liquidity. The liquidity of the Company is considered to be strong as a result of the reliability of the Company's deposit sources and the maturity structure of the investment portfolio in addition to the availability of funds to the Company through established federal funds lines of credit, amounting to $94 million.

FUNDING

     The primary source of funds for the Company is customer deposits. Customer deposits increased approximately $19.2 million from December 31, 1994 to December 31, 1995. The balance of securities sold under repurchase agreements at December 31, 1995 and 1994 was $8.6 million and $12.1 million, respectively.

     Another source of funding for the Company is borrowing from the Federal Home Loan Bank of Pittsburgh (FHLB). The average balance of FHLB borrowings was $10.9 million during 1995 and $9.0 million during 1994. The funds borrowed from the FHLB are secured by the FHLB stock owned by the Company and by certain investment securities. Total borrowings from the FHLB at December 31, 1995 and 1994 totalled $13.6 million and $9.0 million, respectively, and ranged in maturity from one to five years.

     Time deposits of $100 thousand or more decreased by $2.0 million from December 31, 1994 to December 31, 1995 and increased $4.5 million from December 31, 1993 to December 31, 1994. The Company considers its "core deposits" to be all deposits except "jumbo time deposits" which are certificates of deposit of $100 thousand or more. These "jumbo deposits" are priced competitively by the Company based on short and intermediate-term funding needs. In addition to the "core deposit" base, the Company may choose to utilize the maturities in its investment portfolio, jumbo certificates of deposit, or Federal Home Loan Bank advances, or a combination of the three to provide a source of funds for future loan growth should the necessity arise. In the past three years, the Company has been less aggressive in its marketing of jumbo certificates of deposit to local customers due to lower loan demand. Total "core" deposits at December 31, 1995 were $483.8 million compared to $460.7 million at December 31, 1994 and $454.6 million at December 31, 1993.

     The Company also has a capital lease obligation outstanding which was used to fund the Bank's acquisition of computer hardware and software operating systems. The balance of the capital lease obligation at December 31, 1995 was $439 thousand. The Company had no commitments to make any material capital expenditures at December 31, 1995.

     Average earning assets grew by $24.9 million from 1994. This was comprised of growth in average loans of $10.5 million and a $14.4 million increase in average outstanding in investment securities and money market investments. These increases were funded by increases in interest bearing deposits of $17.2 million and by increases in non-interest bearing deposits of $2.1 million. The average balances and average interest rates applicable to the major classifications of deposits and short-term borrowings for the years ended December 31, 1995, 1994 and 1993 are presented in Table 9 and Table 10. Reference is also made to the Consolidated

Table 6
Maturity Distribution of Investment Securities

(Dollars in thousands) December 31, 1995

                                                 Over One But          Over Five But
                       Within One Year         Within Five Years      Within Ten Years   Over Ten Years             Total
               Amortized     Fair       Amortized     Fair      Amortized   Fair   Amortized   Fair    Amortized     Fair
                    Cost    Value   Yield    Cost    Value   Yield   Cost  Value Yield  Cost  Value Yield   Cost     Value   Yield
Investment
Securities
Available for Sale
U.S. Treasury and
  government
  agencies        $26,074   $26,037  4.68%  $33,105  $33,125  5.44%  $233  $238  6.49%  $417  $418  7.69%  $59,829  $59,818   5.13%
Mortgage-backed
  securities                                                                                                 1,851    1,896   7.94
Equity securities                                                                                            1,648    2,120   5.32
Other investment
  securities                                                                                                 1,965    1,965   6.59
                  -------   -------  ----   -------  -------  ----   ----  ----  ----   ----  ----  ----   -------  -------   ----
     Total                                                                                                 $65,293  $65,799   5.39%
                  =======   =======  ====   =======  =======  ====   ====  ====  ====   ====  ====  ====   =======  =======   ====



(Dollars in thousands) December 31, 1995
                                                 Over One But          Over Five But
                       Within One Year         Within Five Years      Within Ten Years   Over Ten Years             Total
               Amortized     Fair       Amortized     Fair      Amortized   Fair   Amortized   Fair    Amortized     Fair
                    Cost    Value   Yield    Cost    Value   Yield   Cost  Value Yield  Cost  Value Yield   Cost     Value   Yield
Investment
Securities
Held to Maturity:
U.S. Treasury and
  government
  agencies        $ 9,599   $ 9,571  5.02%  $28,203  $28,788  6.46%  $  0  $  0    00%  $  0  $  0   .00%  $37,802  $38,359   6.09%
States and
  political
  subdivisions      5,634     5,647  6.97     6,095    6,132  6.63    665   706  9.38      0     0   .00    12,394   12,485   6.93
                  -------   -------  ----   -------  -------  ----   ----  ----  ----   ----  ----  ----   -------  -------   ----
                  $15,233   $15,218  5.74%  $34,298  $34,920  6.49%  $665  $706  9.38%  $  0  $  0   .00%  $50,196  $50,844   6.30%
Mortgage-backed
  securities                                                                                                36,689   37,208   6.47
                  -------   -------  ----   -------  -------  ----   ----  ----  ----   ----  ----  ----   -------  -------   ----
    Total                                                                                                  $86,885  $88,052   6.37%
                  =======   =======  ====   =======  =======  ====   ====  ====  ====   ====  ====  ====   =======  =======   ====

The effective rate used to determine taxable-equivalent yields was 35%.

Statements of Cash Flows for the years ended December 31, 1995, 1994 and 1993 which appear elsewhere in this report.

INVESTMENTS

     The Company's investment portfolio is classified as either "held to maturity" or "available for sale". Investment securities that are classified as held to maturity are carried at amortized cost. Investment securities classified as available for sale are carried at fair value with the unrealized holding gains or losses, net of taxes, reported as a separate component of stockholders' equity.

     The Company has both the ability and the intent to hold the investment securities designated as held to maturity until maturity. A total of $65.3 million and $57.9 million of investment securities, having a fair value of $65.8 million and $55.7 million were designated as available for sale by the Company as of December 31, 1995 and 1994, respectively. A total of $86.9 million and $72.7 million of investment securities having a fair value of $88.1 million and $70.0 million, were designated as held to maturity by the Company as of December 31, 1995 and 1994, respectively.

     As permitted by the Financial Accounting Standards Board, during the fourth quarter of 1995, the Company had a "one-time" opportunity to transfer investment securities from the held to maturity to the available for sale portfolio. The Company chose not to transfer any of its investments during this "one-time" opportunity. This was based primarily on the Company's strong liquidity position and the short average life of the investment portfolio. Investment securities which are classified as available for sale are done so for the purpose of providing additional insurance that adequate levels of liquidity are available.

     The composition of the Company's total investment portfolio, including investment securities available for sale and investment securities held to maturity, at December 31, 1995 was approximately 64.2% U. S. Treasury and agency securities, 25.3% mortgage-backed securities, 8.1% state and political subdivisions obligations, with the balance consisting of various other securities. A summary of the book value of investment securities at December 31 of each of the past five years is provided in Table 11. The portfolio is structured to provide a maximum return on investment while providing a consistent source of liquidity and meeting strict interest and credit risk standards.

     The net unrealized gain on investment securities available for sale at December 31, 1995 was $506 thousand or $336 thousand, net of taxes, which consisted of gross unrealized gains of $636 thousand and gross unrealized losses of $130 thousand. The net unrealized losses on investment securities available for sale at December 31, 1994 was $2.2 million or $1.5 million, net of taxes, which consisted of gross unrealized gains of $290 thousand and gross unrealized losses of $2.5 million. The change from a net unrealized loss to a net unrealized gain on securities available for sale resulted from the decrease in interest rates during the second half of the year, which increased the value of the securities held by the Company.

     A total of $609 thousand of investment securities available for sale were sold during 1995 at a net realized gain of $126 thousand.

     The net unrealized gain on investment securities held to maturity at December 31, 1995 was $1.2 million which consisted of gross unrealized gains of $1.5 and gross unrealized losses of $300 thousand. The net unrealized loss at December 31, 1994 was $2.7 million which consisted of gross unrealized gains of $162 thousand and gross unrealized losses of $2.8 million. The improvement in market values, for both the available for sale portfolio and the held to maturity portfolio, was due to the lower interest rate environment.

LOANS

     The Company's loan portfolio consists primarily of loans to individuals, farmers, and small and medium-sized businesses which operate within the Company's trade area, which consists of Lebanon, Lancaster, Schuylkill, Dauphin, and Berks counties in Pennsylvania. The Company emphasizes strict underwriting standards in managing its portfolio growth, support staff is provided to lending personnel to assist in making credit decisions and adherence to credit standards is monitored by the Company's senior credit management. The loan portfolio is reviewed periodically by loan review officers to determine adherence to established credit standards and procedures.

     The Company's loans outstanding at December 31, 1995 totalled $391.0 million, a $7.9 million increase from December 31, 1994. The increase in loans outstanding was a combination of an increase in commercial loan balances from December 31, 1994 to December 31, 1995 of $12.5 million or 7.9%, together with an increase of $4.3 million or 4.9% in agriculture loans, a decrease of $4.5 million or 4.9% in consumer loans and a $3.2 million or 8.6% decrease in real estate-residential mortgage loans over the same period.

     Commercial loans at December 31, 1995 totalled $170.9 million. The Company's commercial loan business is transacted primarily with small and medium-sized companies with known local management and financial stability. Commercial real estate-construction loans at December 31, 1995 totalled $7.7 million or 2.0% of total loans compared to $9.1 million or 2.1% of total loans at December 31, 1994.

     Real estate-residential mortgage loans are loans secured by liens on residential properties (other than home equity loans). At December 31, 1995 there were $34.6 million or 8.9% of total loans outstanding secured by real estate-residential mortgages, compared to $37.9 million or 9.9% of total loans at December 31, 1994. The outstanding balance for this type of loan has decreased over the past several years due to a significant level of refinancing by the Bank's existing loan customers and a significant portion of the mortgages which the Company originated or refinanced are committed to be sold at the date of origination and are sold to a third-party within a short period of time after settlement. During 1995 the Company originated and sold a total of $10.5 million of mortgages to third-parties, compared with originations of $12.4 million and third-party sales of $13.1 million in 1994.

     Consumer loans include credit card borrowings, personal lines of credit, and installment and home equity loans to individual borrowers. These loans include both secured and unsecured loans to individuals and are generally for various purposes such as automobile financing, home improvements and recreational and edu-

Table 7
Maturities and Interest Sensitivity of Loans

December 31, 1995 (Dollars in thousands)
                                                One Year       One through
                                                 or Less        Five years     Over Five Years        Total
Commercial                                     $  64,520         $  81,284        $  25,068        $ 170,872
Agriculture                                       24,629            32,416           33,926           90,971
Commercial real estate - construction              2,920             3,679            1,143            7,742
Real estate - residential mortgage                 3,940             9,842           20,832           34,614
Consumer, net of unearned income                  23,675            60,144            3,741           87,560
                                               ---------         ---------        ---------        ---------
    Total loans                                $ 119,684         $ 187,365        $  84,710          391,759
Unamortized net loan fees                                                                               (750)
                                               ---------         ---------        ---------        ---------
    Total loans, net                                                                               $ 391,009
                                               =========         =========        =========        =========

Loans with predetermined interest rates        $  50,500         $ 123,464        $  52,869        $ 226,833
Loans with floating interest rates                69,184            63,901           31,841          164,926
                                               ---------         ---------        ---------        ---------
    Total loans                                $ 119,684         $ 187,365        $  84,710          391,759
Unamortized net loan fees                                                                               (750)
                                               ---------         ---------        ---------        ---------
    Total loans, net                                                                               $ 391,009
                                               =========         =========        =========        =========



Table 8
Maturity of Time Deposits of $100,000 or More

(Dollars in thousands) December 31,
                                      1995         1994         1993
Three months or less                $ 6,435      $10,174      $ 5,870
Over three through six months         2,512        4,175        3,910
Over six through twelve months        3,309        2,521        1,394
Over twelve months                    6,331        3,700        4,882
                                    -------      -------      -------
    Total                           $18,587      $20,570      $16,056
                                    =======      =======      =======

Table 9
Deposits by Major Classification

(Dollars in thousands) Years ended December 31,
                                                  1995                     1994                    1993

                                           Average    Average       Average    Average      Average     Average
                                           Balance       Rate       Balance       Rate      Balance        Rate
Non-interest bearing demand deposits      $ 57,076       0.00%     $ 54,929       0.00%     $ 49,748       0.00%
Interest bearing demand deposits            55,523       1.44        64,198       1.44        67,677       1.80
Savings deposits                           121,995       3.00       132,984       2.46       130,976       2.66
Time deposits                              236,662       5.65       199,774       4.55       208,019       4.76
                                          --------       ----      --------       ----      --------       ----
    Total deposits                        $471,256       3.78%     $451,885       2.94%     $456,420       3.20%
                                          ========       ====      ========       ====      ========       ====

cational purposes. The Company continued its emphasis on marketing its direct consumer installment loan products to consumers during 1995 which resulted in an $5.6 million or 17% increase in installment loans outstanding to individuals. This was offset by decreases in dealer installment loans of $6.6 million or 19% and a $1.3 million or 9% decrease in home equity loans. A distribution of the Company's loan portfolio according to major loan classifications is shown in Table 12.

     Group concentrations of credit are considered to exist if a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. At December 31, 1995 there were $91.0 million, or 23.3% of the total loan portfolio, in loans outstanding to agriculture-related borrowers. These loans are for a variety of purposes within the industry, primarily dairy farms, poultry farms, agri-business and swine operations. Dairy farms comprised 54% of such loans at December 31, 1995, swine operations comprised 14%, beef operations comprised 9%, loans to agriculture-related businesses were 8%, and poultry farms made up 11% of this portfolio. These loans may be similarly impacted by adverse climate, economic conditions, or other factors not common to other industries. The Company's exposure to possible loss in the event of nonperformance by these borrowers is represented by the contractual amount of these loans. The Company's policy is to require supporting collateral for these loans in the form of agriculture real estate, livestock, and farm equipment. At December 31, 1995 there were no agriculture-related borrowings which were included in non-performing loans in Table 15 or which are considered as potential problem loans.

     Most of the Company's business activity is with customers located within the Company's defined market area. Since the majority of the Company's real estate loans are located within this area, a substantial portion of the Company's debtors' ability to honor their contracts, and increases and decreases in the market value of the real estate collateralizing such loans, may be significantly affected by the level of economic activity in this area.

     The Company had no loans outstanding to foreign countries and no loans which may be classified as highly leveraged transactions at December 31, 1995.

PROVISION AND ALLOWANCE
FOR POSSIBLE LOAN LOSSES

     There was no provision for loan losses charged to operations in 1995. The provision for possible loan losses for 1994 was $300 thousand compared to $2.4 million for 1993. The Company performs a credit quality review of its loan portfolio on a quarterly basis and through this review determined that the level of the allowance for possible loan losses was adequate as of December 31, 1995 and no provision was needed for 1995 due to the continued improvement of credit quality of the loan portfolio. The decrease of $2.1 million in the provision for possible loan losses from 1993 to 1994 was a result of significant improvements in the Company's asset quality and the significantly lower level of net charge-offs. Total non-performing loans were $741 thousand at December 31, 1995 compared to $1.3 million and $6.3 million at December 31, 1994 and 1993, respectively. Net charge-offs for 1995 were $115 thousand or .03% of average loans outstanding compared with $646 thousand or .17% of average loans outstanding for 1994 and $2.2 million or .61% of average loans outstanding for 1993. Charge-offs related to consumer loans increased by $49 thousand to $372 thousand during 1995 which related primarily to the growth in consumer installment loans. A summary of charge-offs and recoveries of loans is presented in Table 13.

     The allowance for possible loan losses at December 31, 1995 was $8.0 million or 2.05% of total loans outstanding compared to $8.1 million or 2.12% of total loans outstanding at December 31, 1994. The allowance for possible loan losses is a reserve for estimated loan losses and other loan-related charges. The allowance for possible loan losses is an amount determined by management's evaluation of the loan portfolio, historical loss experience, the level of non-performing and delinquent loans, assessment of economic conditions, and the quality of any concentrations within the portfolio. Loan losses arise primarily from the loan portfolio but could also be derived from other sources, including commitments to extend credit and standby letters of credit. Actual loan losses, net of recoveries, are deducted from the allowance for possible loan losses. While management uses available information to determine the appropriate level of the allowance for possible loan losses, the allowance may be affected in the future based upon changes in economic conditions and other factors. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for possible loan losses. Such agencies may recommend the Bank change the level of the allowance based on their judgements of information available to them at the time of their examination.

     The allocation of the allowance for possible loan losses among the major loan classifications and the percentage of total loans represented by such classifications are shown in Table 14 as of December 31 of each of the past five years. Allocations are determined primarily from an analysis of historical charge-offs and past-due trends, and current economic conditions as they affect loans. In addition, although Table 14 shows specific allocations for the allowance for loan losses, the general valuation allowance is established and is available for the entire loan portfolio based upon economic conditions, loan loss experience, concentrations, portfolio trends, credit policies and procedures, and quality trends in the portfolio. With the continuing improvement in the credit quality of the commercial loan portfolio, the Company's allowance allocated for commercial and commercial real estate - construction decreased by $1.5 million. The unallocated portion of the allowance for possible loan losses increased by $1.3 million which is a direct result of the improvement in credit quality of the Company's loan portfolio.

NON-PERFORMING ASSETS

     Loans, other than consumer loans not secured by residential real estate, are generally classified as non-accrual or charged to the allowance for possible loan losses at the time they reach 90 days past due as to principal or interest, or earlier if when, in management's opinion, the collectibility of principal or interest is doubtful.

Table 10
Short-Term Borrowings

(Dollars in thousands) Years ended December 31,
                                                1995                          1994                           1993
                                  December     Average   Average  December   Average   Average December     Average      Average
                                        31     Balance      Rate        31   Balance      Rate       31     Balance         Rate
Federal funds purchased            $     0     $   112      5.92%  $     0   $   569     4.04%  $     0     $   156        3.21%
Securities sold under
 agreements to repurchase            8,640      11,397      4.03    12,087    16,454     3.28    14,397      15,487        2.87
                                   -------     -------      ----   -------   -------     ----   -------     -------        ----
   Total short-term borrowings     $ 8,640     $11,509      4.05%  $12,087   $17,023     3.30%  $14,397     $15,643        2.88%
                                   =======     =======      ====   =======   =======     ====   =======     =======        ====

The highest month end outstanding balance was $14,720,000, $19,102,000 and $18,154,000 for 1995, 1994 and 1993 respectively. The weighted average rate paid on December 31, 1995 and 1994 was 4.02% and was 2.75% for 1993.


Table 11
Investment Securities - Amortized Cost

(Dollars in thousands) December 31,

Investment Securities Available for Sale:
                                            1995        1994        1993        1992        1991
U.S. Treasury and government agencies     $ 59,829     $ 50,071     $ 69,050     $    462          509
Mortgage-backed securities                   1,851        2,420        7,225            0            0
Equity securities                            1,648        1,252        1,165          766          215
Other investment securities                  1,965        1,921        1,947        2,351          603
                                          --------     --------     --------     --------     --------
    Total                                 $ 65,293     $ 55,664     $ 79,387     $  3,579     $  1,327
                                          ========     ========     ========     ========     ========

(Dollars in thousands) December 31,

Investment Securities Held to Maturity:
                                            1995          1994         1993         1992         1991
U.S. Treasury and government agencies     $ 37,802     $ 36,837     $ 25,119     $ 83,625     $ 85,868
States and political subdivisions           12,394       11,424       13,717       14,203       14,271
Mortgage-backed securities                  36,689       24,443       23,118       16,723       17,643
                                          --------     --------     --------     --------     --------
    Total                                 $ 86,885     $ 72,704     $ 61,954     $114,551     $117,782
                                          ========     ========     ========     ========     ========


Table 12
Loan Portfolio

(Dollars in thousands) December 31,
                                             1995          1994           1993            1992            1991
Commercial                                $ 170,872      $ 158,343      $ 157,003      $ 177,270      $ 185,838
Agriculture                                  90,971         86,687         79,081         75,461         65,488
Commercial real estate - construction         7,742          9,063          9,612         11,338         14,372
Real estate - residential mortgage           34,614         37,858         42,465         53,754         65,781
Consumer, net of unearned income             87,560         92,069         73,530         59,400         50,911
Unamortized net loan fees                      (750)          (866)          (884)        (1,149)        (1,371)
                                          ---------      ---------      ---------      ---------      ---------
    Total, net                            $ 391,009      $ 383,154      $ 360,807      $ 376,074      $ 381,019
                                          =========      =========      =========      =========      =========

An exception to placing such loans on non-accrual status or from charging-off such loans may be made if management determines that the principal and interest of such a loan is well secured and in the process of collection. Other real estate owned includes assets acquired through foreclosure.

     Total non-performing assets at December 31, 1995 were $1.7 million or .42% of loans plus other real estate owned, compared to $3.3 million or .86% of loans plus other real estate owned at December 31, 1994. Non-accrual loans at December 31, 1995 decreased by $605 thousand from December 31, 1994 and totalled $741 thousand at December 31, 1995. Other real estate owned decreased from $2.0 million, net of the valuation allowance at December 31, 1994, to $913 thousand, net of the valuation allowance at December 31, 1995. At December 31, 1995, the Company also had $793 thousand in loans that were more than 90 days past due as to interest and principal but were still classified as accruing.

     During 1995, several properties classified as other real estate owned were disposed of through third-party transactions. This resulted in a $1.1 million reduction in the recorded asset value for other real estate owned and a gain on the sale of one property amounting to $410 thousand. A reduction of $605 thousand in non-accruing loans resulted from $678 thousand of loans which were returned to accruing status, $116 thousand of payments received on non-accrual loans, and charge-offs of $211 thousand on non-accrual loans. This was partially offset with an addition of a $400 thousand commercial loan to non-accrual status. During 1994, disposals of non-performing assets consisted of third-party transactions amounting to $4.5 million, charge-offs or writedowns amounting to $1.6 million and reclassifications to performing assets of $900 thousand.

     Potential problem loans are loans which are included as performing loans, but for which possible credit problems cause management to have serious doubts as to the ability of such borrower to comply with present loan repayment terms and which may eventually result in classification as non-performing assets. At December 31, 1995 there were no loans which were considered as potential problem loans which were not included as non-performing assets as presented in Table 15 or not included with the amount of impaired loans discussed below.

     Loans for which the accrual of interest has been ceased amounted to $741 thousand at December 31, 1995 and $1.3 million at December 31, 1994, respectively. Interest income of $65 thousand, $133 thousand, and $580 thousand for 1995, 1994 and 1993, respectively, would have been recognized on these loans had they been in accordance with their original terms. Interest income of $45 thousand, $21 thousand, and $327 thousand was recognized on these loans during 1995, 1994 and 1993, respectively.

     The Company adopted the provisions of Statement of Financial Accounting Standard No. 114 (SFAS 114), "Accounting by Creditors for Impairment of a Loan", as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosure" on January 1, 1995. The Company has determined that loans with a carrying value of $1.2 million at December 31, 1995 are deemed to be impaired under SFAS 114. The $1.2 million is comprised of loans with a balance of $741 thousand which are classified as non-accruing loans and $459 thousand of loans which have not been classified as non-performing, and accordingly, are not included in Table 15. Of the $1.2 million in loans classified as impaired, approximately $1.1 million are loans for which there is no specifically allocated allowance for credit losses and approximately $100 thousand are loans which have an aggregate allowance for credit losses of $100 thousand. The $100 thousand specific reserve is included in the $8.0 million allowance for possible loan losses. The average balance of loans classified as impaired amounted to $1.6 million for 1995. Interest income of approximately $45 thousand was recognized during 1995 on loans classified as impaired loans.

CAPITAL RESOURCES

     The Company's stockholders' equity at December 31, 1995 was $58.9 million, a 13.0% increase over the $52.1 million at December 31, 1994. The increase in stockholders' equity resulted primarily from net income of $7.7 million which was offset by cash dividend payments to stockholders of $2.9 million. In addition, the change in net unrealized gains on investment securities available for sale was $1.8 million, net of taxes, for the year ended December 31, 1995.

     The Company's capital adequacy and dividend policy are closely monitored by management and are reviewed regularly by the Board of Directors of the Company. The Company intends to provide an adequate return to its stockholders while retaining a sufficient capital base to provide for future growth and to comply with regulatory standards.

     Banking regulators' risk-based capital guidelines address the capital adequacy of banking organizations. These guidelines include a definition of capital and a framework for calculating risk-weighted assets by assigning assets and off-balance sheet items to broad risk categories, as well as minimum ratios to be maintained by banking organizations. The risk-based capital ratios are calculated by dividing qualifying capital by risk-weighted assets.

     Under the risk-based capital guidelines, Total Capital is defined as the sum of core or "Tier 1" Capital and "Tier 2" Capital. As the guidelines apply to the Company, Tier 1 Capital is total stockholders' equity excluding the effects of SFAS 115 and intangible assets and Tier 2 Capital includes a portion of the allowance for possible loan losses. The rules require that banking organizations must have ratios of 4.00% and 8.00% for Tier 1 and Total Capital, respectively. At December 31, 1995 the Company's Tier 1 and Total Capital ratios were 13.59% and 14.93%, respectively. Tier 1 and Total Capital ratios increased from 12.77% and 14.12% respectively, in 1994. Total risk-weighted assets increased by 3.0%. In addition to the risk-based capital ratio, a bank is also required to maintain a "Leverage Ratio" of Tier 1 capital to average total assets of 3% or higher. At December 31, 1995, the Company's Leverage Ratio was 10.29% and was 9.89% at December 31, 1994.

     The banking regulators have also established regulations which classify a bank's capital position as 1) well capitalized; 2) adequately capitalized; 3) undercapitalized; 4) significantly undercapitalized; and 5) critically undercapitalized. The degree of oversight

Table 13
Analysis of the Allowance for Possible Loan Losses

(Dollars in thousands) Years ended December 31,

                                             1995        1994        1993        1992        1991
Balance, beginning of period               $ 8,140     $ 8,486     $ 8,317     $ 6,888     $ 5,089

Loans charged-off:
  Commercial                                   211         874       2,478       2,479       1,019
  Agriculture                                    0           0           0           0           1
  Commercial real estate - construction          0           0           5         349       1,190
  Real estate - residential mortgage             0           0           0           0           0
  Consumer                                     372         323         110         245         231
                                            ------      ------      ------      ------      ------
    Total loans charged-off                    583       1,197       2,593       3,073       2,441

Recoveries on loans previously
 charged-off:
  Commercial                                   384         459         274         427          73
  Agriculture                                    0           0           0           0           5
  Commercial real estate - construction         44          67          39         324          19
  Real estate - residential mortgage             0           0           0           0           0
  Consumer                                      40          25          49         151         147
                                            ------      ------      ------      ------      ------
    Total recoveries                           468         551         362         902         244
                                            ------      ------      ------      ------      ------
Net charge-offs                                115         646       2,231       2,171       2,197
Current period's provision for
 possible loan losses                            0         300       2,400       3,600       3,996
Balance, end of period                      $8,025      $8,140      $8,486      $8,317      $6,888
                                            ======      ======      ======      ======      ======

Ratio of net charge-offs during the
  period to average loans outstanding
  during the period                            .03%        .17%        .61%        .58%        .57%

Table 14
Allocation of the Allowance for Possible Loan Losses

(Dollars in thousands)

Balance at December 31, applicable to:
                                   1995              1994                1993                1992                1991
                                     Category            Category            Category            Category            Category
                                         as a                as a                as a                as a                as a
                                      Percent             Percent             Percent             Percent             Percent
                                           of                  of                  of                  of                  of
                            Amount      Loans   Amount      Loans   Amount      Loans   Amount      Loans   Amount      Loans
Commercial                  $  691       43.7%  $1,911       41.1%  $6,199       43.4%  $6,796       47.0%  $6,165       48.8%
Agriculture                    309       23.2      294       22.6      798       21.9      747       20.0      325       17.2
Commercial real estate -
  construction                  31        2.0      331        2.4      382        2.7      489        3.0      229        3.8
Real estate -
  residential mortgage           0        8.8        0        9.9        0       11.7        0       14.0        2       16.9
Consumer                       641       22.3      587       24.0      184       20.3      232       16.0      152       13.3
Unallocated                  6,353        --     5,017(1)     --       923        --        53        --        15        --
                            ------      -----   ------      -----   ------      -----   ------      -----   ------      -----
    Total                   $8,025      100.0%  $8,140      100.0%  $8,486      100.0%  $8,317      100.0%  $6,888      100.0%
                            ======      =====   ======      =====   ======      =====   ======      =====   ======      =====

(1) The increase in the unallocated reserve is primarily due to a change in the Bank's allocation methodology to adopt a process recommended by the Bank's primary regulator, the Office of the Comptroller of the Currency. Data is not readily available to reclassify information related to 1993, 1992 and 1991.

and restriction by a bank's regulators is tied to its capital position. An institution which is classified as undercapitalized, significantly undercapitalized or critically undercapitalized is subject to additional operating restrictions and increased regulatory oversight. A bank is considered to be "well capitalized" if it has a ratio of Total Capital to risk-weighted assets of 10.00% or higher; a ratio of Tier 1 Capital to risk-weighted assets of 6.00% or higher; a Leverage ratio (Tier 1 Capital to average total assets) of 5.00% or higher; and is not under a regulatory capital order or directive. At December 31, 1995, the Bank was considered to be "well capitalized".

     The Company's risk-based capital and weighted risk assets at December 31, 1995 and 1994 are shown in Table 16.

EFFECTS OF INFLATION

     The majority of assets and liabilities of a financial institution, such as the Company, are monetary in nature and, therefore, differ from those of commercial and industrial companies. Fluctuations in interest rates and the efforts of the Federal Reserve Board to regulate money and credit conditions have a greater effect on the Company's profitability than do the effects of higher costs for goods and services. Through its asset-liability management process, the Company seeks to manage the effect of changing interest rates and inflationary trends.

SUPERVISION AND REGULATION

     During 1994, Congress passed legislation to remove geographic restrictions on bank expansion. The Riegle-Neal Interstate Banking and Branch Efficiency Act of 1994 will allow banks to expand across state lines to merge existing multi-state branching operations into a single institution or to acquire new branches in other states. Interstate banking and branching authority will be subject to certain conditions and restrictions, such as capital adequacy, management, CRA compliance and limits on deposit concentrations. The effective date for this legislation will be June 1, 1997. Individual states will have the option to opt in early or to opt out completely prior to June 1, 1997.

     Although the passage of this legislation should have the impact of quickening the pace of consolidation within the banking industry, the Company does not anticipate any immediate impact upon its financial condition or its operations as a result of this new law.

NEW ACCOUNTING STANDARDS

     In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS provides guidance for recognition and measurement of impairment of long-lived assets, certain identifiable intangibles and goodwill related both to assets held and used and assets to be disposed of.

     SFAS 121 requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, an entity should estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Otherwise, an impairment loss is not recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles that an entity expects to hold and use should be based on the fair value of the asset.

     SFAS 121 requires that long lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell.

     SFAS 121 is effective for fiscal years beginning after December 15, 1995. Management does not expect that the adoption of SFAS 121 will have a material effect on the Company's financial position or results of operations. The Company plans on adopting SFAS 121 during the first quarter of 1996.

     In May 1995, the FASB issued Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights, an amendment of FASB Statement No. 65" (SFAS 122). SFAS 122 amends Statement 65 to require an institution to recognize as separate assets the rights to service mortgage loans for others when a mortgage loan is sold or securitized and servicing rights retained. SFAS 122 also requires an entity to measure the impairment of servicing rights based on the difference between the carrying amount of the servicing rights and their current fair value. SFAS 122 is to be applied prospectively in fiscal years beginning after December 15, 1995.

     Presently, the Company does not sell or securitize mortgage loans with servicing rights retained. Accordingly, the Company will not be impacted by the provisions of SFAS 122.

     In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 123 establishes a new method of accounting for stock-based compensation arrangements with employees. The new method is a fair value based method rather than the methods that are currently utilized. However, SFAS 123 does not require an entity to adopt the new fair value based method for purposes of preparing basic financial statements. If an entity chooses not to adopt the fair value based method, SFAS 123 requires an entity to display in the footnotes pro forma net income and earnings per share information as if the fair value based method had been adopted.

     Upon adoption of SFAS 123, the Company will continue to measure compensation expense for its stock-based employee compensation plans using the methods prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" and will provide pro forma disclosures of net income and earnings per share as if the fair value-based method prescribed by SFAS 123 had been applied in measuring compensation expense

     SFAS 123 is effective for fiscal years beginning after December 15, 1995. The Company will adopt SFAS 123 during the first quarter of 1996.

Table 15
Non-Performing Assets

(Dollars in thousands) December 31,
                                                1995          1994        1993          1992           1991
Non-performing loans:
Loans not accruing interest                   $    741     $  1,346     $  6,347      $  3,285      $  5,735
Troubled debt restructuring                          0            0            0         2,389             0
                                              --------     --------     --------      --------      --------
    Total non-performing loans                     741        1,346        6,347         5,674         5,735
Other real estate owned:
  Other real estate owned                          913        1,969        4,621         5,253         4,659
  Less:  Valuation allowance                         0            0         (696)          (74)         (450)
                                              --------     --------     --------      --------      --------
    Other real estate owned, net                   913        1,969        3,925         5,179         4,209
                                              --------     --------     --------      --------      --------
    Total non-performing assets               $  1,654     $  3,315     $ 10,272      $ 10,853      $  9,944
                                              ========     ========     ========      ========      ========

Past due 90 days or more as to
  interest or principal and still accruing    $    793     $    647     $     46      $    481      $    315
Non-performing loans as a percent of
  total loans outstanding                          .19%         .35%        1.76%         1.51%         1.51%
Non-performing assets as a percent of
  total loans outstanding plus other real
  estate owned                                     .42%         .86%        2.82%         2.85%         2.58%
Non-performing assets as a percent of
  total assets                                     .29%         .60%        1.92%         2.01%         1.82%



Table 16
Risk-Based Capital Ratios

(Dollars in thousands) December 31,
                                                1995        1994
Tier 1 Capital:
  Stockholders' equity, excluding net
    unrealized gain (loss) on investment
    securities available for sale, net of
    taxes, and intangible assets             $ 58,188     $ 53,160

Tier 2 Capital:
  Allowance for possible loan losses
    allowable in Tier 2 capital                 5,352        5,202
                                             --------     --------
    Total Capital                            $ 63,540     $ 58,362
                                             ========     ========

Total risk-weighted assets                   $425,511     $413,191
                                             ========     ========

Tier 1 risk-based capital ratio                 13.59%       12.77%
Total risk-based capital ratio                  14.93%       14.12%
Leverage ratio                                  10.29%        9.89%

                            STOCKHOLDERS INFORMATION

PRICE RANGE OF KEYSTONE HERITAGE GROUP, INC. COMMON STOCK

The following summary sets forth the range of high and low sales prices for the common stock of Keystone Heritage Group, Inc. as well as cash dividends per share, for the periods indicated. Per share data is restated to give effect for the 5-for-4 stock split effective October 1994 and for the 4-for-3 stock split effective January 1996.


                                                                Cash
Year           Quarter          High            Low        Dividends

1995           Fourth         $23.91         $22.50           $ .18
               Third           22.69          19.04             .18
               Second          19.79          17.21             .18
               First           20.25          17.63            .165
1994           Fourth         $21.38         $18.00           $.165
               Third           20.70          18.90            .156
               Second          20.70          18.90            .156
               First           21.00          18.60            .156

DIVIDEND RESTRICTIONS

     Certain information concerning restrictions of the payment of dividends by the Company is set forth in Footnote 18 of the Notes to Consolidated Financial Statements appearing elsewhere in this Annual Report.

TRANSFER AGENT

     Registrar and Transfer Company
     10 Commerce Street
     Cranford, NJ 07016
     Telephone (800) 368-5948

COMMON STOCK

     Keystone Heritage Group, Inc.'s common stock is traded nationally on the American Stock Exchange under the ticker symbol "KHG". At February 1, 1996, the Company had approximately 1,350 stockholders.

DIVIDEND REINVESTMENT AND STOCK PURCHASE

     Stockholders of Keystone Heritage Group, Inc. may acquire additional shares of common stock by reinvesting their cash dividends under the Dividend Reinvestment Plan. Voluntary cash payments may also be made under this Plan. For additional information about the Plan, contact Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016 (Telephone 1-800-368-5948 Extension 7760).

DIRECT DEPOSIT

     Cash dividends on Keystone Heritage Group, Inc. common stock may be deposited directly into any deposit account at Lebanon Valley National Bank. The deposit is made on the dividend payment date and a confirmation of payment is sent to you when the dividend is deposited into your account. For additional information about Direct Deposit of cash dividends, contact Stockholder Relations, Lebanon Valley National Bank, 555 Willow Street, P.O. Box 1285, Lebanon, Pennsylvania 17042 (Telephone 717-274-6844).

FORM 10-K

     A copy of Keystone Heritage Group, Inc.'s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be provided to stockholders without charge upon written request to:

     Secretary
     Keystone Heritage Group, Inc.
     555 Willow Street
     P.O. Box 1285
     Lebanon, Pennsylvania 17042

ANNUAL MEETING

     The Annual Meeting of the Stockholders of Keystone Heritage Group, Inc. will be held at 10:00 A.M. on Tuesday, April 16, 1996 at the Quality Inn Lebanon Valley, 625 Quentin Road, Lebanon, Pennsylvania.