Form 10-K405, Exhibit 13
period 1996-12-31
KEYSTONE HERITAGE GROUP INC
filed 1997-03-31
CIK 715366

FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share data)
Years ended December 31

                                                                         Percent
                                              1996         1995          Change
INCOME STATEMENT
Net interest income                        $ 25,480      $ 24,163          5.5%
Net income                                    8,720         7,657         13.9%

PER SHARE DATA
Net income                                 $   2.15      $   1.88         14.4%
Cash dividends                                  .84          .705         19.1%
Book value                                    15.65         14.46          8.2%

YEAR END BALANCE SHEET
Loans                                      $422,534      $390,631          8.2%
Total assets                                616,307       577,777          6.7%
Total deposits                              526,833       487,917          8.0%
Stockholders' equity                         62,239        58,879          5.7%

FINANCIAL RATIOS
Return on average assets                                     1.50%         1.38%
Return on average stockholders' equity                      14.36         13.85

[GRAPHIC OMITTED - BAR CHART OF NET INCOME FOR 1996-1992]
The data points are as follows ($ in thousands):

1996           $8,720
1995           $7,657
1994           $6,767
1993           $5,042
1992           $5,105

[GRAPHIC OMITTED - BAR CHART OF EARNINGS PER SHARE FOR 1996-1992]
The data points are as follows:

1996           $2.15
1995           $1.88
1994           $1.67
1993           $1.24
1992           $1.26

[GRAPHIC OMITTED - BAR CHART OF RETURN ON AVERAGE EQUITY FOR 1996-1992] The data points are as follows:

1996           14.36%
1995           13.85%
1994           13.29%
1993           10.57%
1992           11.32%

[GRAPHIC OMITTED - BAR CHART OF RETURN ON AVERAGE ASSETS FOR 1996-1992] The data points are as follows:

1996           1.50%
1995           1.38%
1994           1.26%
1993           0.94%
1992           0.95%

                            BUILDING FOR THE FUTURE

Keystone Heritage has a proud 165-year heritage of providing outstanding services to customers throughout our expanding market place and through its principal subsidiary, Lebanon Valley National Bank, has developed an effective business strategy around its personal and business banking services. Substantial investments in technology, combined with input from highly skilled professionals, have produced a platform that well positions Keystone Heritage for future growth and expansion. To build and maintain market leadership and shareholder value, Keystone Heritage's strategy concentrates on three areas -- operational excellence, product innovation, and the development of solid relationships with individual and business clients. Our business strategy also includes helping to build stronger communities throughout our market place. By wisely investing resources in sound programs and innovative partnerships, Keystone Heritage strives to make a positive difference in the lives of those who live in the communities we serve.

     Your Company had a very successful and productive year in 1996 including the posting of record net income of $8.7 million or $2.15 per share which represents a 14.4 percent per share increase over 1995. Return on average stockholders' equity was 14.36 percent and return on average assets was 1.50 percent. Measures instituted over the past few years to improve earnings performance and the momentum achieved will benefit our stockholders, customers, and employees as we meet the challenges of a changing banking environment. Throughout the 1990s, your Company, like many small community bank holding companies similar in asset size, enjoyed growth and success by competing in the traditional "commercial bank" market place. Supplying credit and non-credit services to a wide variety of companies and personal clients contributed to positive bottom-line results. These results were achieved through conservative management practices with emphasis on a strong credit process, a revitalized business solicitation approach, and diligent expense management. We are confident that existing and planned product lines and customer services that we offer are competitive and that our delivery channels for providing these products and services are both effective and sufficiently technologically advanced to enable us to continue to expand our service delivery on a profitable basis.

     Changing technology, industry over-capacity, and changing demographics are just a few of the challenges that face bank managers and boards of directors. Through our annual strategic planning process, each of these subjects is addressed in depth with the result being that there is a strong feeling that our Company has the resources and creativity to continue to compete effectively by providing customized, high-quality, technologically advanced financial services throughout our existing market place.

     We believe that contact with customers in bank branches remains an important ingredient of a community bank's approach to doing business. However, the Company has extensively utilized technological resources in providing and delivering financial products and services to its customers. We are quite pleased with "The Banking Connection", LVNB's 24-hour telephone audio information system that allows customers to receive account information, apply for consumer loans, and receive a wide variety of other

[GRAPHIC OMITTED: PHOTOGRAPH OF ROSEVILLE ROAD OFFICE: 38 East Roseville Road, Lancaster, opened September 30, 1996]


financial information. The Lebanon Valley National Bank MasterMoney(TM) check card was introduced in July 1996. This card was issued initially to some 14,000 checking account customers and can be used as both an automated teller machine ("ATM") card and as a "check card" to make purchases at any merchant that accepts MasterCard(R) via an electronic deduction to a customer's checking account. We continue to evaluate how technological advances can improve our product lines, streamline our operating procedures, and reduce operating costs. The Company's approach to adopting technology has been to avoid the initial overhead burden of market research and product development, however, we will react rapidly to provide products and services that have been shown to provide value to both customers and the Company.

     In last year's Letter to Our Stockholders, I highlighted how an 18-month project known internally as "Project LVNB" was being undertaken in an effort to emphasize team work as the linchpin for expanding our asset base. A significant commitment to concentrate on sales activity through a reorganization of our banking units and our administrative support departments has enabled us to develop a strong sales culture throughout our entire Company. An organizational restructure has enabled us to segregate credit underwriting responsibilities of the loan approval process from the sales and calling efforts of our customer-contact personnel. By so doing, we have enabled our customer-contact staff to spend considerably more of their time with existing and prospective customers. Results of this restructure have been evident in the increased volume of loans and

                            BUILDING FOR THE FUTURE

deposits booked during the year. Although these sales efforts focus on meeting with a customer at their place of business, the Company's marketing philosophy also considers the presence of physical branch locations to be extremely important. And, it was for this reason that Lebanon Valley National Bank opened three branches in 1996. The "Roseville Road" office in Manheim Township opened in September, the "Grandview Heights" office in the City of Lancaster opened in October and the "Cocoa Avenue" office in Hershey opened in November. Lebanon Valley National Bank has twenty-two branch offices located throughout its five-county marketing area and plans to open an additional office on the western side of the City of Lancaster in the first quarter of 1997 and an office in West Hempfield Township, Lancaster County, in the second quarter of 1997. After these two new offices are opened, Lebanon Valley National Bank will have ten offices in Lancaster County. This should enable us to enhance our market share over the next few years and more effectively utilize our marketing and advertising expenditures.

     There are many banking experts who claim that alternative technologically oriented delivery methods are rapidly making physical branch banks obsolete. The use of ATMs, telephone banking, electronic banking, and PC home banking continue to gain favor with customers. However, market research continues to indicate that physical presence remains an important consideration in a customer's decision-making process as to which financial institution they choose to maintain their banking relationship. We especially find this to be more prevalent in the communities that encompass our market territory than would be the case for banks whose markets constitute metropolitan areas.

     While continuing to expand our physical branch locations, we recognize that technology is possibly the most consistently discussed influence impacting the future of financial institutions. The question is often raised as to what effect technological advancements may have upon a company of our size and how this may impact its ability to compete. We believe that our current competencies, with respect to our use of technology, provide an adequate response to these inquiries. We are quite proud of the level of technology that we currently use for our internal processing. We are also quite satisfied with the strength and variety of technologically advanced products that we are able to offer to our customers. An important concept in remaining competent with respect to technology is our potential to outsource certain functions or to partner with other companies in order to provide such services. Through these avenues, we remain confident that we will be able to provide the types of products and services to customers that are necessary in order to achieve outstanding performance as we approach the next millennium.

     1996 was a year of strong loan growth... Commercial loans outstanding increased by 12.0 percent throughout the year and reached $200.1 million at year-end 1996 compared to $178.6 million at year-end 1995. Agriculture loans grew 17.1 percent during the year with outstandings at year-end being $106.5 million compared to $91.0 million at year-end 1995. Lebanon Valley National Bank is the second largest agriculture lending institution in Pennsylvania and the fifty-third largest agriculture lender in the United States, as reported in the November 1996 edition of Agri-Finance. The portfolio of agriculture loans consists primarily of loans to family farming operations with a significant portion of this business concentrated in dairy operations. The

[GRAPHIC OMITTED: PHOTOGRAPH OF GRANDVIEW HEIGHTS OFFICE:
792 New Holland Avenue, Lancaster, opened October 21, 1996.]

Company continues to focus on development of its agriculture business and will continue to look to this segment as an important component of the Company's loan growth in future years. We are especially gratified that we can yet again say that we have never had an agriculture loan charge-off in the many years in which we have concentrated on agriculture lending. Our success as an active agriculture lender can be attributed to the fact that we have highly professional banking officers with agriculture backgrounds who are willing and active participants in the farming community.

     Consumer loans outstanding remained relatively unchanged throughout the year. Unlike many financial institutions who lowered their credit standards in order to build portfolios, our Company remained steadfast in its desire to maintain a high quality credit portfolio and, as a result, consumer loan charge-offs were well controlled during 1996 despite a record number of personal bankruptcies that occurred throughout our nation. Net charge-offs of consumer loans amounted to only $314,000. The credit quality of our commercial loan portfolio, as expressed by net charge-offs, was even better as evidenced by the net recovery in charged-off loans of $27,000 for the year. The ratio of net charge-offs to average total loans outstanding for the year was only seven-hundredth of one percent.

     The Company has offered a proprietary MasterCard(R) credit card program since 1981 and at year end had a portfolio of approximately $3.5 million of credit card loans outstanding to

                            BUILDING FOR THE FUTURE

approximately 5,400 cardholders. While this product continues to be profitable, a handful of nationwide card issuers have been able to capture the vast majority of the market and offer this product on terms that are more competitive than those provided by community banks. Your Company is currently in negotiations to sell its credit card portfolio to a major card issuer at a premium over book value. This transaction is likely to occur in the second quarter 1997.

     In early 1996, the Company purchased the Central Mortgage Company of Lancaster. This acquisition strengthens our mortgage banking activities and extends the Company's ability to offer mortgage products that are underwritten by the Veterans Administration and Federal Housing Administration, both government agencies. The results of this transaction are reflected in the 1996 performance of this company's mortgage banking operations that include ten months of results generated from the former Central Mortgage client base. Total income generated from the sale of newly originated residential mortgage loans was $940,000 for 1996 compared to $209,000 for 1995. We anticipate using the enhanced processing expertise and underwriting skills obtained through this acquisition to further expand our mortgage banking performance in 1997.

     Serving our communities...Lebanon Valley National Bank was proud to continue its strong commitment to being a positive influence and an important partner in the communities in which it conducts its business. One example of this type of partnership was the Company's participation in the Maple Terrace Housing Project in Lebanon. Maple Terrace opened for residency in July 1996 and is a twenty-unit, low-income elderly housing project in which the Company played a key role by participating as a 99 percent equity limited partner. The commitment of the Company to the communities that it serves was further confirmed by the "Outstanding" Community Reinvestment Act (CRA) rating it received from its national bank regulators. This highest rating is awarded to only a small percentage of banks and reflects the outstanding performance in providing a wide variety of credit to all segments of the communities that we serve. We also believe it is important for our employees to participate in community activities as members of various civic groups or by serving on boards of service organizations and by participating in charitable fund raising efforts. Our Company also provides significant financial support to area charitable and cultural groups in order to improve the quality of life for residents living throughout the communities of southcentral Pennsylvania.

     Rewarding our stockholders...In January 1996, the Board authorized the payment of a four-for-three stock split to be paid to stockholders on February 9, 1996 which increased the number of shares outstanding to 4,071,683. The quarterly cash dividend was increased by 11 percent to $.20 per share in the first quarter and was again increased by 10 percent to $.22 per share in the third quarter of 1996. On January 14, 1997, the Board of Directors approved another increase in the quarterly cash dividend to $.25 per share. This most recent dividend declaration will provide, on an annualized basis, a 19 percent increase over the total cash dividends per share paid in 1996.

     We were disappointed that despite record earnings and significant increases to cash dividends, the market price of our shares closed the year at $23.00 which was virtually the same as the prior year-end closing price. At $23.00 per

[GRAPHIC OMITTED: HERSHEY OFFICE: 1212 Cocoa Ave., Hershey, opened November 25, 1996]

share, the price reflects a price/earnings ratio of 10.7 times 1996 earnings. We are pleased that the Company's stock price increased 15.6 percent during January to close at $26.58 per share on January 31, 1997.

     On June 12, 1996, the Company announced its intention to repurchase up to 5 percent or 203,584 shares of its common stock. The Company was active in reacquiring shares during the remainder of the year and by December 31 the Company had acquired a total of 93,700 shares at an average price of $22.66 per share.

     I would like to recognize the outstanding performance of our management team and staff whose efforts have made 1996 an outstanding success. Also, I would like to take this opportunity to thank our stockholders for their ongoing support. We remain confident that our present strategies and the skills of our staff will serve us well as we approach the next millennium.

/s/ A.B. Murry
Albert B. Murry
President and Chief Executive Officer
February 18, 1997

                          CONSOLIDATED BALANCE SHEETS

(December 31, 1996 and 1995)
(Dollars in thousands)
                                                              1996            1995
ASSETS
Cash and due from banks                                    $  22,832      $  23,766
Interest bearing deposits with banks                             181            246
Investment securities available for sale                      62,596         65,799
Investment securities held to maturity (fair value of
  $92,081 and $88,052 for 1996 and 1995, respectively)        91,652         86,885
Loans held for sale                                            6,019            378
Loans                                                        422,534        390.631
Less: Allowance for loan losses                               (7,736)        (8,025)
                                                           ---------      ---------
    Loans, net                                               414,798        382,606
Other real estate owned                                          695            913
Premises and equipment, net                                    8,132          7,933
Deferred tax asset, net                                        2,604          3,100
Accrued interest receivable                                    3,677          3,844
Other assets                                                   3,121          2,307
                                                           ---------      ---------
    Total assets                                           $ 616,307      $ 577,777
                                                           =========      =========

LIABILITIES
Deposits:
  Non-interest bearing demand                              $  72,683      $  65,530
  Interest bearing demand                                     57,284         57,146
  Savings                                                    127,090        128,425
  Time                                                       269,776        236,816
                                                           ---------      ---------
    Total deposits                                           526,833        487,917
Short-term borrowings                                         12,478          8,640
Other borrowings                                               6,438         14,009
Accrued interest payable                                       5,184          5,284
Other liabilities                                              3,135          3,048
                                                           ---------      ---------
    Total liabilities                                        554,068        518,898

STOCKHOLDERS' EQUITY
Common stock, $5.00 par value;
  Authorized 10,000,000 shares; Outstanding
  4,071,683 shares at December 31, 1996 and
  December 31, 1995, respectively                             20,358         20,358
Capital surplus                                               22,078         22,078
Retained earnings                                             21,418         16,107
Treasury Stock, 93,700 shares for 1996 and
  0 shares for 1995                                           (2,123)             0
Net unrealized gain on investment securities
  available for sale, net of taxes                               508            336
                                                           ---------      ---------
    Total stockholders' equity                                62,239         58,879
                                                           ---------      ---------
    Total liabilities and stockholders' equity             $ 616,307      $ 577,777
                                                           =========      =========

See accompanying notes to consolidated financial statements.

                       CONSOLIDATED STATEMENTS OF INCOME

(Years Ended December 31, 1996, 1995 and 1994)
(Dollars in thousands, except per share data)

                                                   1996         1995         1994
INTEREST INCOME
Interest and fees on loans                       $ 36,725     $ 34,946     $ 30,822
Interest on money market investments                  309          539          127
Interest and dividends on investment
 securities available for sale:
  Taxable investment securities                     2,858        2,685        3,046
  Equity investments                                  217          195          161
Interest and dividends on investment
 securities held to maturity:
  Taxable investment securities                     4,335        4,419        2,897
  Non-taxable investment securities                   530          447          558
                                                 --------     --------     --------
    Total interest income                          44,974       43,231       37,611

INTEREST EXPENSE
Interest on deposits                               18,490       17,836       13,277
Interest on short-term borrowings                     486          466          562
Interest on other borrowings                          518          766          608
                                                 --------     --------     --------
    Total interest expense                         19,494       19,068       14,447
                                                 --------     --------     --------
    Net interest income                            25,480       24,163       23,164
Provision for loan losses                               0            0          300
                                                 --------     --------     --------
    Net interest income after provision
      for loan losses                              25,480       24,163       22,864

OTHER OPERATING INCOME
Fees and other service charges                      1,625        1,499        1,453
Service charges on deposits                         1,331        1,292        1,209
Trust income                                        1,310        1,277        1,289
Net gain on sale of loans                             940          209          290
Net realized gain (loss) on investment
  securities available for sale                        79          126          (29)
Gain on sale of other real estate owned, net           60          410            0
Other income                                          586          598          607
                                                 --------     --------     --------
    Total other operating income                    5,931        5,411        4,819

OTHER OPERATING EXPENSE
Salaries and employee benefits                     10,040        9,770        8,834
Equipment expense                                   1,954        1,934        1,871
Occupancy expense, net                              1,306        1,256        1,237
Professional services                                 826          913          653
Bank card processing expense                          822          711          662
Pennsylvania shares tax                               502          479          457
Deposit insurance expense                               2          539        1,016
Other expense                                       3,360        2,787        2,903
                                                 --------     --------     --------
    Total other operating expense                  18,812       18,389       17,633
                                                 --------     --------     --------
    Income before income taxes                     12,599       11,185       10,050
Income taxes                                        3,879        3,528        3,283
                                                 --------     --------     --------
    Net income                                   $  8,720     $  7,657     $  6,767
                                                 ========     ========     ========

PER COMMON SHARE:
    Net income                                   $   2.15     $   1.88     $   1.67
    Cash dividends paid                               .84         .705         .633

See accompanying notes to consolidated financial statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Years Ended December 31, 1996, 1995 and 1994)
(Dollars in thousands, except per share data)

                                                                                                   Net
                                                                                               Unrealized
                                                                                               Gain (Loss)
                                                                                                   on
                                                                                               Investment
                                                                                               Securities
                                                                                                Available
                                        Common         Capital       Retained       Treasury    for Sale,
                                         Stock         Surplus       Earnings        Stock    Net of Taxes       Total
Balance, December 31, 1993              $ 12,185      $ 30,052      $  7,121      $      0      $    468      $ 49,826
  Net income                                   0             0         6,767             0             0         6,767
  Cash dividends ($.633 per share)             0             0        (2,572)            0             0        (2,572)
  Stock split (5 for 4)                    3,046        (3,046)            0             0             0             0
  Implementation of change in
    accounting for marketable
    debt and equity securities,
    net of tax effect of ($982)                0             0             0             0        (1,919)       (1,919)
                                        --------      --------      --------      --------      --------      --------

Balance, December 31, 1994              $ 15,231      $ 27,006      $ 11,316      $      0      ($ 1,451)     $ 52,102
  Net Income                                   0             0         7,657             0             0         7,657
  Cash dividends ($.705 per share)             0             0        (2,866)            0             0        (2,866)
  Stock issued under dividend
    reinvestment plan                         38           161             0             0             0           199
  Stock split (4 for 3)                    5,089        (5,089)            0             0             0             0
  Change in net unrealized gain
    (loss) on investment securities
    available for sale, net of tax
    effect of $909                             0             0             0             0         1,787         1,787
                                        --------      --------      --------      --------      --------      --------

Balance, December 31, 1995              $ 20,358      $ 22,078      $ 16,107      $      0      $    336      $ 58,879
  Net income                                   0             0         8,720             0             0         8,720
  Cash dividends ($.84 per share)              0             0        (3,409)            0             0        (3,409)
  Treasury stock repurchase,
    93,700 shares                              0             0             0        (2,123)            0        (2,123)
  Change in net unrealized gain
    (loss) on investment securities
    available for sale, net of tax
    effect of $91                              0             0             0             0           172           172
                                        --------      --------      --------      --------      --------      --------

Balance, December 31, 1996              $ 20,358      $ 22,078      $ 21,418      ($ 2,123)     $    508      $ 62,239
                                        ========      ========      ========      ========      ========      ========

See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

(Years Ended December 31, 1996, 1995 and 1994)
(Dollars in thousands)
                                                                                  1996          1995            1994
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income                                                                    $  8,720      $  7,657      $  6,767
  Adjustments to Reconcile Net Income to Net Cash:
    Provision for loan losses                                                          0             0           300
    Depreciation and amortization                                                  1,414         1,463         1,355
    Deferred income taxes                                                            405            23           366
    Decrease (increase) in accrued interest receivable                               167          (659)         (539)
    (Decrease) increase in accrued interest payable                                 (100)        2,216           468
    Net gain on sale of loans                                                       (940)         (209)         (290)
    Net realized (gains) losses on investment securities available for sale          (79)         (126)           29
    Net realized gain on sale of other real estate owned                             (60)         (410)            0
    Other, net                                                                      (621)        1,166          (730)
                                                                                --------      --------      --------
      Net cash provided by operating activities                                    8,906        11,121         7,726
CASH FLOWS FROM INVESTING ACTIVITIES:
  Net decrease (increase) in interest bearing deposits with banks                     65           (96)           74
  Net decrease (increase) in federal funds sold                                        0         1,300          (800)
  Maturities of investment securities held to maturity                            31,667        65,006        23,917
  Maturities of investment securities available for sale                          29,088        10,179        44,636
  Sales of investment securities available for sale                                  196           609        20,760
  Funds invested in investment securities held to maturity                       (36,329)      (79,394)      (34,667)
  Funds invested in investment securities available for sale                     (25,978)      (18,143)      (44,005)
  Net increase in loans made to customers                                        (34,871)       (7,759)      (22,606)
  Originations of residential mortgage loans sold                                (40,710)      (10,456)      (12,433)
  Proceeds from sale of residential mortgage loans                                38,582        10,510        13,078
  Net expenditures for premises and equipment                                     (1,613)       (1,306)         (590)
  Net cash provided from branch acquisition                                            0             0         4,815
  Proceeds from sale of other real estate owned                                      412         1,481         2,436
                                                                                --------      --------      --------
    Net cash used by investing activities                                        (39,491)      (28,069)       (5,385)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase in customer deposits                                               38,916        19,177         7,250
  Net increase (decrease) in short-term borrowings                                 3,838        (3,447)       (2,310)
  Net (decrease) increase in other borrowings                                     (7,571)        4,083          (317)
  Cash dividends paid                                                             (3,409)       (2,866)       (2,572)
  Acquisition of treasury stock                                                   (2,123)            0             0
  Proceeds from issuance of common stock                                               0           199             0
                                                                                --------      --------      --------
    Net cash provided by financing activities                                     29,651        17,146         2,051
                                                                                --------      --------      --------
Net (Decrease) Increase in Cash and Due From Banks                                  (934)          198         4,392
Cash and Due From Banks at Beginning of Period                                    23,766        23,568        19,176
                                                                                --------      --------      --------
Cash and Due From Banks at End of Period                                        $ 22,832      $ 23,766      $ 23,568
                                                                                ========      ========      ========
SUPPLEMENTAL DISCLOSURES:
  Interest paid                                                                 $ 10,658      $ 10,310      $  8,403
  Income taxes paid                                                                3,090         3,653         3,124
  Non-cash investing and financing activities:
    Transfers from loans to other real estate owned                                  134           163           356
    Loan charge-offs                                                                 895           583         1,197
    Branch acquisition (note 2):
      Fair value of purchased loans                                                    0             0         1,107
      Fair value of purchased deposits                                                 0             0         6,808
      Fair value of purchased equipment                                                0             0           396

See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting and reporting policies of Keystone Heritage Group, Inc. (the Company) and its subsidiaries conform to generally accepted accounting principles and reporting practices within the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. The material estimate that is particularly susceptible to significant change in the near-term relates to the determination of the allowance for loan losses.

BUSINESS

     Keystone Heritage Group, Inc. is a bank holding company headquartered in Lebanon, Pennsylvania which engages in a general commercial and retail banking, mortgage banking and trust business through its banking subsidiary, Lebanon Valley National Bank (the Bank). Keystone Heritage Life Insurance Company is a non-bank subsidiary that reinsures credit life and accident and health policies written on consumer loans generated by the Bank.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements of the Company and subsidiaries include the accounts of the Company and its wholly-owned subsidiaries, Lebanon Valley National Bank and Keystone Heritage Life Insurance Company. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements. For purposes of comparability, certain prior year amounts have been reclassified.

LOANS

     Loans are generally carried at the principal amount outstanding, net of undisbursed commitments and net of deferred loan fees. Interest income on loans is accrued based on methods which approximate a constant yield when related to the principal amounts outstanding. The accrual of interest on loans is discontinued when they are past due 90 days as to either principal or interest, or when, in management's opinion, the collectibility of principal or interest is doubtful, except for certain consumer loans for which the period is 120 days. Management may maintain the accrual status for a past-due loan in the event that the loan is well secured and in the process of collection. When the accrual of interest is discontinued, unpaid interest recognized during the current year is reversed by a charge against interest income, and unpaid interest from the prior year is reversed by a charge against the allowance for loan losses. Interest payments received on non-accrual loans are recorded as reductions of principal if management determines that the ultimate collectibility of principal or interest is doubtful. Loans are generally returned to accrual status when the collectibility of both principal and interest on a timely basis is reasonably assured, all delinquent principal and interest is brought current and the loan has been performing as contractually agreed upon for at least six months. Net loan fees and costs associated with originating loans are deferred and amortized using the effective interest method to interest income over the contractual life of the related loan. The amortization of deferred fees and costs is discontinued on non-accrual loans.

     Generally, all non-accrual loans are deemed to be impaired. Management considers a loan to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. In evaluating whether a loan is impaired, management considers not only the amount that the Company expects to collect but also the timing of the collection. Generally if payments are consistently made, but on a delayed basis of not more than 90 days, a loan is not deemed to be impaired.

     When a loan is considered to be impaired, the amount of impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or at the loan's market price or fair value of the collateral if the loan is collateral dependent. The majority of loans deemed to be impaired by management are collateral dependent. Loans are evaluated individually for impairment. The Company excludes smaller balance, homogeneous loans (primarily consumer and residential mortgage loans) from the evaluation of impairment. Impairment losses are included in the allowance for loan losses. Impaired loans are charged-off when management believes that the ultimate collectibility of principal and interest of a loan is not likely. Interest income on impaired loans is generally recorded as payments are collected.

LOANS HELD FOR SALE

     Loans held for sale consist of mortgages and credit card loans which the Company intends to sell. The mortgage loans and credit card loans are separately carried at the lower of aggregate cost or estimated market values with unrealized losses, if any, recognized through a provision included in other income. Gains and losses on the sale of mortgage and credit card loans held for sale are determined using the specific identification method. Residential mortgage loans are committed to be sold without recourse at the date of origination to a third-party with servicing released by the Company. These loans committed for sale are funded by the Company for a short period of time until settlement with the third-party. The Company intends to sell its credit card portfolio, without recourse, to a third-party during 1997 and therefore these loans have been classified as held for sale at December 31, 1996.

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

     Other securities include stock of the Federal Reserve Bank of Philadelphia and stock of the Federal Home Loan Bank of Pittsburgh and are stated at cost.

PREMISES AND EQUIPMENT

     Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed by the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to other operating expense as incurred. Gains or losses on dispositions are reflected in current results of operations.

ALLOWANCE FOR LOAN LOSSES

     The allowance for loan losses is a reserve for estimated potential losses in the loan portfolio. Losses occur primarily from the loan portfolio, but may also be derived from commitments to extend credit and standby letters of credit. Loan losses and recoveries on previously charged-off loans are charged or credited directly to the allowance for loan losses. The allowance for loan losses is an amount which, in management's judgement, is considered adequate to absorb potential losses inherent in the loan portfolio. Management performs a quarterly assessment of the loan portfolio to determine the appropriate level of the allowance. The factors considered in this evaluation include, but are not necessarily limited to, estimated loan losses identified through review of loans by the Company's personnel; analysis of historical loss experience; deterioration in loan concentrations or pledged collateral; trends in portfolio volume and composition; trends in delinquencies and non-accruals and changes in lending policies and general economic conditions. While management uses available information to determine the appropriate level of allowance for loan losses, future changes in the allowance may become necessary due to changes in economic conditions and other factors. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. These agencies may recommend the Bank change the level of the allowance based on their judgements of information available to them at the time of their examination.

OTHER REAL ESTATE OWNED

     Other real estate owned is valued at the lower of cost or fair value less the cost to sell. These assets are written down to fair value at the date of transfer to other real estate owned by a charge to the allowance for loan losses. Subsequent to transfer, any further declines in fair value are recorded through a valuation allowance. These properties are reviewed on a quarterly basis and additional provisions are charged to other operating expense as appropriate. Fair values are derived from independent appraisals at the time of foreclosure. Subsequent appraisals are obtained as market conditions are deemed by management to have significantly changed. Gains or losses on the sale or disposition of other real estate owned are credited or charged to other operating expense or against the valuation allowance. Costs of maintaining foreclosed properties are expensed as incurred.

EMPLOYEE BENEFITS

     Retirement plan costs for the Company's defined benefit plan are accounted for in accordance with the requirements of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions". The projected unit credit method is utilized for measuring net periodic pension cost over the employee's service life. The Company funds the plan according to an actuarial formula to provide for both current and future benefit payments, to the extent that contributions are deductible under existing federal tax regulations.

     The Company does not provide any other significant post-retirement or post-employment benefits.

INCOME TAXES

     Income taxes are accounted for utilizing the asset and liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

rates and laws that will be in effect when the differences are expected to reverse. The Company files a consolidated federal income tax return.

TRUST ASSETS AND INCOME

     Property held in a fiduciary or agency capacity for customers of the Company's trust department is not included in the consolidated balance sheets since such items are not assets of the Company or its subsidiaries. Trust income is recognized on a cash basis which is not materially different than if it were reported on an accrual basis.

INTEREST RATE CONTRACTS

     The Bank has entered into interest rate swap contracts as part of its asset-liability management activities. These contracts are entered into to manage interest rate risk exposure.

     Interest rate swap contracts generally involve the exchange of fixed and floating-rate interest payment obligations without the exchange of the underlying principal amounts. Entering into interest rate swap contracts involves not only the risk of dealing with counterparties and their ability to meet the terms of the contracts but also the interest rate risk associated with unmatched positions. Notional principal amounts often are used to express the volume of these transactions, but the amounts potentially subject to credit risk are much smaller.

     The interest income or interest expense differential from interest rate swap contracts is recognized on the accrual basis as a component of interest income or interest expense over the life of the contract. Interest income or interest expense resulting from the cap and collar contracts is recognized on the accrual basis when the national prime rate moves below or above a predetermined interest rate level. Gains or losses from early termination of interest rate swap contracts are deferred and amortized over the remaining term of the underlying assets or liabilities.

EARNINGS PER SHARE

     Earnings per common share are based on the weighted average number of common shares outstanding during each year and dilutive common equivalent shares using the treasury share method. Common equivalent shares consist entirely of stock options. Retroactive effect is given for stock dividends and stock splits. The resulting average number of shares used in computing primary earnings per share in 1996, 1995 and 1994 was 4,053,490, 4,066,936 and 4,061,617,
respectively. The difference between primary and fully diluted earnings per share is not significant.

NEW ACCOUNTING STANDARDS

     On January 1, 1996 the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS 121), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The implementation of SFAS 121 did not materially impact the Company's financial condition or results of operation.

     On January 1, 1996, the Company adopted the provisions of the Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights, an amendment of FASB Statement No. 65" (SFAS 122). FASB Statement No. 65, "Accounting for Certain Mortgage Banking Activities," required separate capitalization of purchased origination activities. SFAS 122 requires that purchased and originated mortgage servicing rights be accounted for in the same manner. Presently, the Company does not sell or securitize mortgage loans with servicing rights retained. Accordingly, the Company has not been impacted by the provisions of SFAS 122.

     On January 1, 1996 the Company adopted the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), which establishes financial accounting and reporting standards for stock-based employee compensation plans. As permitted under SFAS 123, the Company has elected not to adopt the fair value based method of accounting for its stock-based compensation plans, but will continue to account for such compensation under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB Opinion 25) and, accordingly, the impact of SFAS 123 on the Company's financial statements is not material. The Company has complied with the disclosure requirements of SFAS 123 in note 14.

     In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125, "Accounting for and Servicing of Financial Assets and Extinguishment of Liabilities" (SFAS 125). SFAS 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. SFAS 125 provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996, except for the provisions for secured borrowings and collateral and for repurchase agreement, dollar-roll, securities lending, and similar transactions which have been delayed for one year under Statement of Financial Accounting Standards No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125". The adoption of SFAS 125 will not have a material effect on the Company's financial condition or results of operations.

2.   ACQUISITIONS

     On March 1, 1996, the Bank acquired the business operations of Central Mortgage Company, a Lancaster, Pennsylvania mortgage origination company. As consideration for this acquisition, the Company will pay the seller an amount equal to one-tenth of one percent (0.1%) of all mortgages closed and located in Lancaster County during the next five years, up to a maximum of $50,000 a year. This transaction was accounted for using purchase accounting. However, no intangible assets were acquired as a result of this transaction.

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

3.   CASH AND DUE FROM BANKS

     Cash and due from banks consists of cash and cash items, balances due from correspondent banks and balances maintained with the Federal Reserve Bank. The Company is required to maintain average reserve balances with the Federal Reserve Bank. The average amount of those required reserve balances was $7,449,000 and $6,643,000 at December 31, 1996 and 1995, respectively, which amounts were primarily covered by the Bank's vault cash.

4.   INVESTMENT SECURITIES

     A summary of the amortized cost and fair values of investment securities available for sale and investment securities held to maturity at December 31, 1996 and 1995 is as follows:

Investment Securities Available for Sale: (Dollars in thousands)

                                                       December 31, 1996
                                                       Gross       Gross
                                         Amortized   Unrealized  Unrealized     Fair
                                            Cost       Gains       Losses      Value
U.S. Treasury and government agencies     $56,153     $    40     $   209     $55,984
Mortgage-backed securities                  1,389          41           8       1,422
Equity securities                           1,821         909           4       2,726
Other investment securities                 2,464           0           0       2,464
                                          -------     -------     -------     -------
    Total                                 $61,827     $   990     $   221     $62,596
                                          =======     =======     =======     =======

Investment Securities Held to Maturity: (Dollars in thousands)

                                                       December 31, 1996
                                                       Gross       Gross
                                         Amortized   Unrealized  Unrealized    Fair
                                            Cost       Gains       Losses      Value
U.S. Treasury and government agencies     $25,724     $   298     $   120     $25,902
States and political subdivisions          17,179          89          11      17,257
Mortgage-backed securities                 48,749         387         214      48,922
                                          -------     -------     -------     -------
    Total                                 $91,652     $   774     $   345     $92,081
                                          =======     =======     =======     =======

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Investment Securities Available for Sale: (Dollars in thousands)

                                                       December 31, 1995
                                                       Gross       Gross
                                         Amortized   Unrealized  Unrealized     Fair
                                            Cost       Gains       Losses       Value
U.S. Treasury and government agencies     $59,829     $   106     $   117     $59,818
Mortgage-backed securities                  1,851          55          10       1,896
Equity securities                           1,648         475           3       2,120
Other securities                            1,965           0           0       1,965
                                          -------     -------     -------     -------
    Total                                 $65,293     $   636     $   130     $65,799
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
                                          =======     =======     =======     =======

     Investment securities having a book value and a fair value of $54,493,000 and $54,752,000 respectively, at December 31, 1996 were pledged as required by law to secure public and trust deposits, repurchase agreements, and other borrowings.

     A summary of proceeds from the sales of investment securities available for sale, gross realized gains, and gross realized losses for each of the years in the three-year period ended December 31, 1996 are as follows:

                                1996             1995            1994
Proceeds from sales         $   196,000     $   609,000     $20,760,000
Gross unrealized gains           79,000         134,000          73,000
Gross unrealized losses               0           8,000         102,000

     The amortized cost and fair value of investment securities available for sale and investment securities held to maturity at December 31, 1996, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because certain issuers have the right to call or prepay obligations.

Investment Securities Available for Sale: (Dollars in thousands)

                                                 December 31, 1996
                                            Amortized Cost      Fair Value
Due in one year or less                         $17,247          $17,209
Due after one year through five years            38,309           38,179
Due after five years through ten years              217              216
Due after ten years                                 380              380
Mortgage-backed securities                        1,389            1,422
Equity securities                                 1,821            2,726
Other securities                                  2,464            2,464
                                                -------          -------
    Total                                       $61,827          $62,596
                                                =======          =======

Investment Securities Held to Maturity:(Dollars in thousands)

                                                   December 31, 1996
                                              Amortized Cost    Fair Value
Due in one year or less                         $10,315          $10,202
Due after one year through five years            32,388           32,742
Due after five years through ten years              200              215
Mortgage-backed securities                       48,749           48,922
                                                -------          -------
    Total                                       $91,652          $92,081
                                                =======          =======

5.   LOANS

     The carrying amounts of loans at December 31, 1996 and 1995 are as follows:

                                                            (Dollars in thousands)
                                                           1996                1995
Commercial                                              $ 194,950           $ 170,872
Agriculture                                               106,513              90,971
Commercial real estate - construction                       5,126               7,742
Real estate - residential mortgage                         29,596              34,236
Consumer (net of unearned income of $1,812 and
  $2,830 for 1996 and 1995, respectively)                  87,003              87,560
Unamortized net loan fees                                    (654)               (750)
                                                        ---------           ---------
    Total, net                                          $ 422,534           $ 390,631
                                                        =========           =========

     Included within this loan portfolio are loans on which the Company has ceased the accrual of interest. Such loans amounted to $973,000 and $741,000 at December 31, 1996 and 1995, respectively. If interest income had been recognized during 1996, 1995 and 1994 on non-accrual loans in accordance with their original terms, interest income would have been affected as follows:

                                                                 (Dollars in thousands)
                                                         1996            1995            1994
Interest income which would have been
  recognized in accordance with original terms          $  66           $  65           $ 133
Interest income recorded during the period                 45              45              21
                                                        -----           -----           -----
Net effect upon interest income                         ($ 21)          ($ 20)          ($112)
                                                        =====           =====           =====

     The Company has determined that loans with a carrying value of $973,000 and $1.2 million were deemed to be impaired at December 31, 1996 and 1995, respectively. Of the $973,000 in loans classified as impaired for 1996, all the loans were classified as non-accruing loans and approximately $528,000 are loans for which there is no specific allowance for credit losses and approximately $445,000 are loans which have an aggregate allowance for credit losses of $100,000. For 1995, of the $1.2 million in loans classified as impaired, approximately $1.1 million are loans for which there was no specifically allocated allowance for credit losses and approximately $100,000 are loans which have an aggregate allowance for credit losses of $100,000. The average balance of loans classified as impaired amounted to $895,000 and $1.6 million for the years ended December 31, 1996 and 1995, respectively. Interest income of approximately $45,000 was recognized during each of the years ended December 31, 1996 and 1995 on loans classified as impaired loans.

     Loans to officers and directors of the Company and its subsidiaries, and corporations in which such officers or directors are beneficially interested as stockholders, officers or directors, aggregated approximately $3,556,000 and $2,853,000 at December 31, 1996 and 1995, respectively. These loans were made on substantially the same basis, including interest rates and collateral, as those prevailing for comparable transactions with other borrowers at the same time. During 1996, approximately $795,000 of new loans were made, and repayments approximated $92,000. At December 31, 1996 and 1995, none of these loans were classified as non-accrual, past due, restructured, or potential problem loans.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.   ALLOWANCE FOR LOAN LOSSES

     Changes in the allowance for loan losses for the years ended December 31, 1996, 1995 and 1994 are summarized as follows:

                                                  (Dollars in thousands)
                                           1996              1995              1994
Balance, beginning of year               $ 8,025           $ 8,140           $ 8,486
Provision charged to operations                0                 0               300
Loans charged-off                           (895)             (583)           (1,197)
Recoveries on loans charged-off              606               468               551
                                         -------           -------           -------
Balance, end of year                     $ 7,736           $ 8,025           $ 8,140
                                         =======           =======           =======

7.   VALUATION ALLOWANCE FOR OTHER REAL ESTATE OWNED

Other real estate owned totalled $695,000 and $913,000, each net of the valuation allowance of $-0-, at December 31, 1996 and 1995, respectively. Changes in the valuation allowance included $696,000 in losses and writedowns in 1994. There has been no activity in the valuation allowance since then.

8.  PREMISES AND EQUIPMENT

     Premises and equipment at December 31, 1996 and 1995 are summarized below:

(Dollars in thousands)

                                              Estimated
                                                Useful
                                                 Lives             1996                1995
Land                                                   -         $  1,495           $  1,245
Premises                                        20 years            8,503              7,948
Furniture and equipment                        2-7 years            8,787              8,070
Leasehold improvements                          20 years              916                905
                                               ---------         --------           --------
    Subtotal                                                       19,701             18,168
Less:  Accumulated depreciation and amortization                  (11,569)           (10,235)
                                                                 --------           --------
    Total, net                                                   $  8,132           $  7,933
                                                                 ========           ========

     Depreciation and amortization amounted to $1,414,000, $1,463,000 and $1,355,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

9.   TIME DEPOSITS

     Time deposits in excess of $100,000 amounted to $23,930,000 and $18,587,000 at December 31, 1996 and 1995, respectively. Interest expense of $1,055,000, $1,112,000 and $753,000 was recognized on these deposits in 1996, 1995, and 1994, respectively.

     At December 31, 1996, the scheduled maturities of time deposits are as follows:

(Dollars in thousands)

1997                                    $ 202,217
1998                                       27,472
1999                                       14,528
2000                                       10,888
2001                                        7,259
2002 and thereafter                         7,412
                                        ---------
Total time deposits                     $ 269,776
                                        =========

10.  SHORT-TERM BORROWINGS

     At December 31, 1996 and 1995, short-term borrowings consisted of the following:

(Dollars in thousands)

                                                       1996                                             1995
                                   December          Average         Interest        December         Average          Interest
                                      31           Outstanding       Expense            31          Outstanding        Expense
Federal funds purchased            $     0          $   604          $    35          $     0          $   112          $     7
Securities sold under
  agreement to repurchase           12,478           11,128              451            8,640           11,397              459
                                   -------          -------          -------          -------          -------          -------
    Total                          $12,478          $11,732          $   486          $ 8,640          $11,509          $   466
                                   =======          =======          =======          =======          =======          =======

     Federal funds purchased represent the Company's overnight borrowing transactions. The weighted average interest rate on federal funds borrowing was
5.76 percent for 1996 and 5.92 percent for 1995.

     Securities sold under agreement to repurchase range in maturity from one to 90 days. The weighted average interest rate was 4.05 percent during 1996 and
4.03 percent during 1995. The highest month-end outstanding balance was $15,433,000 for 1996 and $14,720,000 for 1995. The weighted average rate at December 31, 1996 and 1995 was 4.04 percent and 4.02 percent, respectively. The securities that serve as collateral for the securities sold under agreement to repurchase which had a book value of $20,131,000 and $15,071,000 at December 31, 1996 and 1995, respectively, are under the Company's control.

     Unused federal funds lines of credit available to the Company for short-term financing at December 31, 1996 totalled $108,000,000.

11.  OTHER BORROWINGS

     At December 31, 1996 and 1995, there were $6,075,000 and $13,570,000, respectively, of advances outstanding from the Federal Home Loan Bank of Pittsburgh (FHLB) with original maturities between one to five years. The FHLB advances had a weighted average interest rate of 6.10 percent and 5.86 percent at December 31, 1996 and 1995, respectively, and a range of interest rates from
5.67 percent to 6.48 percent. All FHLB advances are secured by the FHLB capital stock owned by the Company and by certain investment securities having a fair value of $6,147,000 and $13,616,000 at December 31, 1996 and 1995, respectively.


     Obligations under capital leases were $363,000 and $439,000 at December 31, 1996 and 1995, respectively, and carried an imputed interest rate of 7.67 percent and 9.60 percent, respectively. Scheduled lease payments include payment of imputed interest of $27,000, $26,000 and $24,000 for 1997, 1998 and 1999,
respectively. The costs of leasing a branch location and the equipment purchased as a result of the mortgage banking acquisition totalling $341,000, net of accumulated amortization of $48,000, at December 31, 1996, were recorded as assets under the capital lease. In addition, computer hardware and software systems which are fully depreciated amounting to $2,509,000 at December 31, 1996, were also recorded as assets under the capital lease.

     The following is a summary of the maturities of FHLB advances and the scheduled amortization of capital lease obligations as of December 31, 1996:

(Dollars in thousands)

                           FHLB ADVANCES
                                       WEIGHTED     CAPITAL LEASE
                       AMOUNT        AVERAGE RATE    OBLIGATIONS
         1997          $3,428             5.96%       $   31
         1998               0             0.00            33
         1999           2,647             6.28            34
         2000               0             0.00            36
         2001               0             0.00             4
         2002-2006          0             0.00           225
                       ------             ----        ------
          Total        $6,075             6.10%       $  363
                       ======             ====        ======

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.  FEDERAL INCOME TAXES

     Federal income taxes included in the accompanying statements of income for the years ended December 31, 1996, 1995 and 1994 are as follows:

(Dollars in thousands)

                     1996            1995            1994
Current            $3,474          $3,505          $2,917
Deferred              405              23             366
                   ------          ------          ------
    Total          $3,879          $3,528          $3,283
                   ======          ======          ======

     The following is a reconciliation between the applicable income tax expense and the amount of income taxes which would have been provided at the Federal statutory rate of 35 percent for the years ended December 31, 1996, 1995 and 1994.

(Dollars in thousands)

                                                         1996              1995              1994
Federal tax expense at statutory rates                 $ 4,410           $ 3,915           $ 3,518
Increase (Reduction) in taxes resulting from:
  Non-taxable investment security income                  (162)             (139)             (191)
  Non-taxable loan income                                 (193)             (189)             (145)
  Low income housing tax credit                            (64)                0                 0
  Other, net                                              (112)              (59)              101
                                                       -------           -------           -------
    Total                                              $ 3,879           $ 3,528           $ 3,283
                                                       =======           =======           =======

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 and December 31, 1995 are presented below:

(Dollars in thousands)

                                      December 31, 1996 December 31, 1995
DEFERRED TAX ASSETS:
Allowance for loan losses                    $2,630          $2,729
Deferred compensation                           359             348
Unamortized net loan fees                       241             273
Non-accrual loan interest                        32              35
Accrued pension expense                           0             201
Gross unrealized loss on investment
  securities available for sale                  77              44
Other                                            46              56
                                             ------          ------
    Total                                    $3,385          $3,686
                                             ======          ======

DEFERRED TAX LIABILITIES:
Depreciation                                 $  174          $  253
Gross unrealized gain on investment
  securities available for sale                 337             214
Discount accretion                              153              81
Prepaid pension expense 76                        0
Other                                            41              38
                                             ------          ------
    Total                                    $  781             586
                                             ------          ------
    Deferred tax asset, net                  $2,604          $3,100
                                             ======          ======

     The Company has determined that it is not required to establish a valuation reserve for the deferred tax asset since it is more likely than not that the deferred tax asset of $3,385,000 will be realized through carrybacks to taxable income in prior years, through future reversals of existing temporary differences, future taxable income and tax planning strategies. The Company reviews the tax criteria related to the recognition of deferred tax assets on a quarterly basis.

13.  STOCKHOLDERS' EQUITY

     On June 12, 1996 the Company announced its intentions to repurchase up to 5 percent or 203,584 shares of its outstanding common stock. These shares, when repurchased, will be available for reissuance through the Company's Dividend Reinvestment or Stock Option Plans or for other general corporate purposes. During 1996, the Company repurchased a total of 93,700 shares at an average price of $22.66 per share.

     The Board of Directors of the Company effected a 4 for 3 stock split during January 1996 and a 5 for 4 stock split during 1994. All prior period per share data has been restated to give effect for these stock splits. The weighted average number of shares outstanding was 4,053,490 for 1996, 4,066,936 for 1995, and 4,061,617 for 1994.

     During the years ended December 31, 1996, 1995 and 1994, the Company purchased 20,239, 7,605 and 11,618 shares of its common stock, respectively, for delivery under its dividend reinvestment program. The Company issued 0, 7,549 and 0 shares of its common stock under its dividend reinvestment plan in 1996, 1995 and 1994, respectively.

14.  STOCK OPTION PLAN

     At December 31, 1996 the Company has two stock-based compensation plans, both of which are fixed option plans, which are described below. The Company applies APB Opinion 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans. Had compensation cost for the Company's two stock-based compensation plans been determined on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:
                                               1996           1995
        Net income          As reported     $8,720,000     $7,657,000
                            Pro forma        8,613,000      7,583,000

        Net income per
         common share       As Reported          $2.15          $1.88
                            Pro forma             2.12           1.86

     Under the 1994 Stock Option Plan, the Company may grant options or stock appreciation rights to officers and key employees of the Company and its subsidiaries for up to 200,000 shares of common stock. Under the 1996 Independent Directors Stock Option Plan, the Company may grant options or stock appreciation rights to non-employee directors of the Company and its subsidiaries for up to 60,000 shares of common stock. Under both plans, the exercise price of each option equals the fair market value of the Company's common stock on the date of grant and an option's maximum term is 10 years. Options vest immediately and are exercisable six months from the date of grant.

     The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1996 and 1995, respectively: dividend yield of
3.8 percent for each year; expected volatility of 28 percent and 24 percent; risk-free interest rates of 5.56 percent and 6.60 percent; and expected lives of 7 years for 1996 and 1995.

     A summary of the Company's two fixed stock option plans as of December 31, 1996, 1995 and 1994, and changes during the years ending on those dates is presented below:

FIXED STOCK OPTIONS:
                                            1996                     1995                     1994
                                                 Weighted-                Weighted-                Weighted-
                                                 Average                  Average                  Average
                                                 Exercise                 Exercise                 Exercise
                                     Shares       Price        Shares       Price        Shares      Price
Outstanding at beginning of year     37,330     $  21.61       18,665     $  19.88            0     $  0.00
Granted                              29,800        21.75       18,665        23.34       18,665       19.88
Exercised                                 0         0.00            0         0.00            0        0.00
Forfeited                                 0         0.00            0         0.00            0        0.00
                                     ------     --------       ------     --------       ------     -------
Outstanding at end of year           67,130     $  21.67       37,330     $  21.61       18,665     $ 19.88
                                     ======     ========       ======     ========       ======     =======

Options exercisable at year-end      67,130                    18,665                         0

Weighted-average fair value of
options granted during the year      $ 5.50                    $ 6.08                    $ 6.10

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The following table summarizes information about fixed stock options outstanding at December 31, 1996:

                               Options Outstanding                   Options Exercisable
                                    Weighted-
                                    average         Weighted-                       Weighted-
                    Number          remaining       average       Number            average
Range of            outstanding     contractual     exercise      exercisable       exercise
exercise prices     at 12/31/96     life            price         at 12/31/96       price

$19.88-$23.34       67,130          9 years         $21.67          67,130          $21.67

     At December 31, 1996, there were 144,870 shares available for grant under the 1994 Officer and Key Employee Stock Option Plan and there were 48,000 shares available for grant under the 1996 Independent Director Stock Option Plan.

15.  EMPLOYEE BENEFIT PLANS

PENSION PLAN

     The Company has a non-contributory pension plan covering substantially all employees. Pension expense of $328,000, $287,000 and $271,000 was recognized for 1996, 1995 and 1994, respectively. The following presents the plan's funded status (using a measurement date of October 1) and amounts recognized on the Company's balance sheets:

(Dollars in thousands)

                                                                      October 1,
                                                            1996         1995         1994
Actuarial present value of accumulated plan benefits:
  Vested                                                  $ 4,659      $ 4,071      $ 3,322
  Nonvested                                                   119          117          100
                                                          -------      -------      -------
    Accumulated plan benefits                               4,778        4,188        3,422
Effects of projected future compensation levels             2,232        2,065        1,820
                                                          -------      -------      -------
Projected benefit obligation                                7,010        6,253        5,242
Plan assets at fair value                                   6,725        5,740        5,006
                                                          -------      -------      -------
Projected benefit obligation in excess of plan assets        (285)        (513)        (236)
Amount contributed from 10-1-96 to 12-31-96                   571            0            0
Unrecognized net transition asset                            (248)        (298)        (348)
Unrecognized prior service cost                                15           16          102
Unrecognized net gain due to past experience from
  different assumptions made                                  170          204          178
                                                          -------      -------      -------
Prepaid (accrued) pension expense                         $   223      ($  591)     ($  304)
                                                          =======      =======      =======

                                                         Years Ended December 31
                                                       1996       1995       1994
The net pension expense included the following:
Service cost - benefits earned during the year        $ 422      $ 350      $ 368
Interest cost on the projected benefit obligation       432        380        357
Net amortization and deferral                            56        446       (536)
Return on plan assets                                  (582)      (889)        82
                                                      -----      -----      -----
Net pension expense                                   $ 328      $ 287      $ 271
                                                      =====      =====      =====

     The discount rate used in determining the projected benefit obligation was
7.5 percent for 1996, 7.0 percent for 1995 and 7.5 percent for 1994. The expected long-term return on plan assets and the projected increase in salary levels were 8.0 percent and 5.0 percent, respectively, for 1996, 1995 and 1994.

     Plan assets are primarily invested in money market funds, equity common trust funds, and U.S. Treasury and agency securities.

     The Company also sponsors a defined contribution plan where each eligible participant's contribution is 50 percent matched by the Company up to a maximum of the first 3 percent of the participant's compensation and 25 percent matched by the Company for the next 3 percent of the participant's compensation. For the years ended December 31, 1996, 1995 and 1994, the expense to the Company to provide these matching contributions totalled $100,000, $83,000 and $78,000, respectively.

16.  COMMITMENTS AND CONTINGENT LIABILITIES

     Leases for five branch banking facilities and one mortgage banking operations facility provide for minimum annual rentals of approximately $358,000 through 2001, $258,000 through 2004, $199,000 through 2008, $65,000 through
2009, $104,000 through 2011 and $62,000 through 2013. In addition, the Company had operating lease arrangements for the use of various data processing equipment which expired in 1996. Total rental expense included in operating expense for 1996, 1995 and 1994 was $362,000, $287,000 and $361,000,
respectively.

     In the normal course of business, the Company is subject to pending and threatened legal actions and proceedings. Management does not believe the outcome of these actions and proceedings will have a materially adverse effect on the financial condition or results of operations of the Company.

17.  DIVIDEND RESTRICTIONS

     The Company's ability to pay dividends on its common stock is derived from other dividends from the Bank and the Company's nonbanking subsidiary. The ability of the Company's banking subsidiary to pay dividends is subject to certain restrictions.

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

     At December 31, 1996, under the most restrictive of these limitations, the Bank could declare dividends in 1997 of approximately $7.8 million, combined with an additional amount equal to its net profits for 1997 up to the date of any dividend declaration. In determining whether, and to what extent, to pay dividends, the Bank must also consider the effect of applicable risk-based capital regulations and leverage limitations.

18.  MINIMUM REGULATORY CAPITAL REQUIREMENTS

     The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by the regulators that, if undertaken, could have a direct material effect on the Company's Financial Statements. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank and the Company to maintain minimum amounts and ratios, as set forth in the table below, of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the Bank and the Company meet all capital adequacy requirements to which they are subject.

     As of December 31, 1996, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as "Well Capitalized" under the regulatory framework. To be categorized as "Well Capitalized", the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's or the Company's category.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The Company's actual capital amounts and ratios are presented in the table below:

                                                                                          To be well
                                                                                          capitalized
                                                                    To be                    under
                                                                  adequately               regulatory
                                       Actual                     capitalized              guidelines
                                Amount         Ratio         Amount        Ratio      Amount         Ratio
As of December 31, 1996
Total Capital
  (to Risk Weighted Assets)     $67,264        14.43%       *$37,291       *8.0%     *$46,614       *10.0%
Tier 1 Capital
  (to Risk Weighted Assets)     $61,414        13.12%       *$18,721       *4.0%     *$28,082        *6.0%
Tier 1 Capital
  (to Average Assets)           $61,414        10.28%       *$23,898       *4.0%     *$29,873        *5.0%

As of December 31, 1995
Total Capital
  (to Risk Weighted Assets)     $63,540        14.93%       *$34,041       *8.0%     *$42,551       *10.0%
Tier 1 Capital
  (to Risk Weighted Assets)     $58,188        13.59%       *$17,127       *4.0%     *$25,691        *6.0%
Tier 1 Capital
  (to Average Assets)           $58,188        10.29%       *$22,613       *4.0%     *$28,267        *5.0%

* Greater than or equal to

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

     Group concentrations of credit are considered to exist if a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. At December 31, 1996, there were $106.5 million or 25.2 percent of the total loan portfolio in loans to agriculture-related borrowers. These loans consist of loans for a variety of purposes within the industry, primarily dairy farms, poultry farms, agri-business and swine operations. These loans may be impacted by adverse climate, economic conditions, or other factors not common to other industries. The Company's exposure to possible loss in the event of non-performance by these borrowers is represented by the contractual amount of those instruments. The Company's policy is to require supporting collateral for these loans in the form of agriculture real estate, livestock, and farm equipment.

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

     The Company enters into various interest rate swap contracts in managing its interest-rate risk. In these contracts, the Company agrees to exchange, at specific intervals, the difference between fixed and floating rate interest amounts calculated on an agreed-upon notional amount. The Company used interest rate swap contracts to effectively convert portions of its floating rate loans to a fixed basis. These interest rate swap transactions allowed the Company to better match the funding source which is a portion of the Company's core deposit base. The core deposit base, although subject to immediate withdrawal, displays a longer term fixed character. At December 31, 1996, $70 million of such "receive-fixed" swaps were in effect. In addition, the interest rate swap contracts were entered into to protect the Company's interest rate risk in a declining or stable interest rate environment. Specifically, these contracts protect the Company's risk from negative movements in its prime rate based asset portfolio which would not be perfectly matched by repricing liabilities.

     The Company does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of counterparties. The counterparties of the aforementioned interest rate contracts are commercial banks having a rating of A1 from Moody's Investor Service.

     The table below summarizes by notional amounts the activity for receive-fixed interest rate swap contracts in 1996 and 1995. The Company had no deferred gains or losses relating to terminated interest rate swap contracts in 1996.

(Dollars in thousands)                  Contractual Amount
Balance at December 31, 1994                 $10,000
  Additions                                   30,000
  Maturities                                  10,000
                                             -------
Balance at December 31, 1995                  30,000
  Additions                                   40,000
  Maturities                                       0
                                             -------
Balance at December 31, 1996                 $70,000
                                             =======

     The approximate annual maturities of interest rate swap contracts outstanding as of December 31, 1996 were as follows:

(Dollars in thousands)

             Contractual        Pay Prime       Weighted Average
               Amount              Rate       Receive Rate (Fixed)
1997          $20,000             8.25%             8.70%
1998           40,000             8.25%             8.58%
1999           10,000             8.25%             8.76%

     The following is the amount of financial instruments with off-balance sheet risk not reflected in the consolidated balance sheets at December 31, 1996 and December 31, 1995:

(Dollars in thousands)
                                                            Contractual Amounts
                                                      December 31,    December 31,
                                                              1996            1995
Financial instruments whose contractual amounts
  represent credit risk:
    Commitments to extend credit                           $93,811        $88,242
    Standby letters of credit                                7,335          8,862
    Interest rate swaps, notional value                     70,000         30,000
    Interest rate cap/collar, notional value                     0         10,000
Contractual amounts of off-balance sheet
  financial instruments not constituting
  credit risk:
    Forward commitments to sell in secondary market          2,677          2,483

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments" (SFAS 107) requires disclosure of the fair value of financial instruments. The majority of the Company's assets and liabilities are considered financial instruments. The Company uses various methods and assumptions in estimating fair value disclosures for its financial instruments. Many of the Company's financial instruments lack an available trading market and require substantial estimation and present value calculations to determine their current fair values. The following assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

     CASH AND DUE FROM BANKS: The carrying amounts reported in the balance sheet for cash and due from banks approximate those assets' fair values.

     INTEREST BEARING DEPOSITS WITH BANKS: The fair value of interest bearing deposits with banks is estimated to be the carrying value due to the short maturities and negligible credit concerns.

     INVESTMENT SECURITIES: Investment securities actively traded in a secondary market have been valued using quoted available market prices.

     LOANS HELD FOR SALE: The fair value of mortgage loans held for sale is estimated using the current secondary market rates. The fair value of credit card loans are carried at an amount that approximates fair value since the Company's credit card loans are either variable or fixed rates that are repriceable within 30 days notice to Cardholders.

     LOANS: For variable-rate loans with no significant change in credit risk, fair values are based on carrying values. The fair values for fixed-rate commercial loans, commercial real estate-constructions loans, agriculture loans, real estate-residential mortgage loans, and consumer loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The fair value of non-performing and classified loans is determined either through an appropriate adjustment to the discount rate used in the discounted cash flow analysis or from an estimation of the amount of expected recovery on individual loans.

     ACCRUED INTEREST RECEIVABLE: The fair value of accrued interest receivable is estimated to be the current carrying value.

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

     ACCRUED INTEREST PAYABLE: The fair value of accrued interest payable is estimated to be the carrying value.

     OFF-BALANCE-SHEET INSTRUMENTS: Fair values for the Company's loan commitments and standby letters of credit are based on fees which have been received but not recognized as of the balance sheet date. Fair values for interest rate contracts are based on pricing models using current assumptions. The fair value of forward commitments to sell in the secondary market is estimated using the current secondary market rates.

     LIMITATIONS: The fair values estimated are dependent upon subjective assumptions and involve significant uncertainties resulting in estimates that vary with changes in assumptions. Any sales of financial instruments may incur potential tax and other expenses that would not be reflected in the fair values. Any changes in assumptions or estimation methodologies may have a material effect on the estimated fair values disclosed. The reasonable comparability between financial institutions may not be likely due to the wide range of permitted valuation methods. Also,the estimates do not reflect any additional premium or discount that could result from the sale of the Company's entire holdings of a particular instrument.

     At December 31, 1996 and 1995, the Company's estimated fair values of financial instruments based on disclosed assumptions are as follows:

(Dollars in thousands)
                                                 December 31, 1996           December 31, 1995
                                           Carrying Value   Fair Value  Carrying Value   Fair Value
FINANCIAL ASSETS:
Cash and due from banks                      $  22,832      $  22,832     $  23,766      $  23,766
Interest bearing deposits with banks               181            181           246            246
Investment securities available for sale        62,596         62,596        65,799         65,799
Investment securities held to maturity          91,652         92,081        86,885         88,052
Loans held for sale                              6,019          6,019           378            378
Loans:
  Commercial                                   194,950        195,290       170,872        170,950
  Agriculture                                  106,513        105,693        90,971         91,220
  Commercial real estate - construction          5,126          5,135         7,742          7,746
  Real estate - residential mortgage            29,596         29,775        34,236         36,629
  Consumer (net of unearned income
    of $2,830 and $5,088 for
    1996 and 1995, respectively)                87,003         87,272        87,560         89,023
  Unamortized net loan fees                       (654)             0          (750)             0
                                             ---------      ---------     ---------      ---------
    Total loans, net                           422,534        423,165       390,631        395,568
Accrued interest receivable                      3,677          3,677         3,844          3,844
FINANCIAL LIABILITIES:
Deposits:
  Non-interest bearing demand                   72,683         72,683        65,530         65,530
  Interest bearing demand                       57,284         57,284        57,146         57,146
  Savings                                      127,090        127,090       128,425        128,425
  Time                                         269,776        271,826       236,816        240,785
                                             ---------      ---------     ---------      ---------
    Total deposits                             526,833        528,883       487,917        491,886
Short-term borrowings                           12,478         12,478         8,640          8,640
OTHER BORROWINGS:
  FHLB advances                                  6,075          6,147        13,570         13,616
  Capital lease obligations                        363            363           439            439
                                             ---------      ---------     ---------      ---------
    Total other borrowings                       6,438          6,510        14,009         14,055
Accrued interest payable                         5,184          5,184         5,284          5,284

(Dollars in thousands)
                                                    December 31, 1996         December 31, 1995
OFF-BALANCE-SHEET INSTRUMENTS
                                               Contractual                Contractual
                                                    Amount   Fair Value        Amount   Fair Value
Commitments to extend credit                      $ 93,811     $      0      $ 88,242     $      0
Standby letters of credit                            7,335           12         8,862           10
Interest rate swaps, notional value                 70,000          114        30,000          339
Interest rate collar contract, notional value            0                     10,000
  6% Floor                                                            0                          0
  7% Ceiling                                                          0                        (13)
Forward commitments to
  sell in the secondary market                       2,677            0         2,483            0

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21.  PARENT COMPANY STATEMENTS

     The balance sheets, income statements, and statements of cash flows for Keystone Heritage Group, Inc. (Parent only) are presented below:

(Dollars in thousands)

BALANCE SHEETS                                          December 31,
                                                      1996        1995
Assets
Cash                                               $     3     $    61
Investment securities held to maturity                  65           0
Investment securities available for sale             2,687       2,121
Investment in subsidiaries                          59,860      56,843
Other assets                                            20          19
                                                   -------     -------
  Total assets                                     $62,635     $59,044
                                                   =======     =======

Liabilities and Stockholders' Equity
  Current liabilities                              $   396     $   165
  Stockholders' equity                              62,239      58,879
                                                   -------     -------
    Total liabilities and stockholders' equity     $62,635     $59,044
                                                   =======     =======

INCOME STATEMENTS                                                    Years Ended December 31,
                                                                    1996       1995       1994
Interest and dividend income                                      $   84     $   69     $   47
Net realized gain on investment securities available for sale         77        129         58
Dividends from bank subsidiary                                     5,610      3,316      2,821
Expense                                                              180        213        238
                                                                  ------     ------     ------
Income before undistributed income of subsidiaries                 5,591      3,301      2,688
Undistributed income of subsidiaries                               3,129      4,356      4,079
                                                                  ------     ------     ------
  Net income                                                      $8,720     $7,657     $6,767
                                                                  ======     ======     ======


STATEMENTS OF CASH FLOWS                                                                    Years Ended December 31,
                                                                                         1996         1995         1994
Cash Flows from Operating Activities:
  Net income                                                                          $ 8,720      $ 7,657      $ 6,767
  Equity in undistributed income of subsidiaries                                       (3,129)      (4,356)      (4,079)
  Other, net                                                                                4         (138)        (260)
                                                                                      -------      -------      -------
    Net cash provided by operating activities                                           5,595        3,163        2,428
Cash Flows from Investing Activities:
  Maturities and sales of investment securities available for sale                        195          883          679
  Funds invested in investment securities available for sale and held to maturity        (316)      (1,320)        (638)
                                                                                      -------      -------      -------
    Net cash (used by) provided by investing activities                                  (121)        (437)          41
Cash Flows from Financing Activities:
  Proceeds from issuance of common stock                                                    0          199            0
  Acquisition of treasury stock                                                        (2,123)           0            0
  Cash dividends paid                                                                  (3,409)      (2,866)      (2,572)
                                                                                      -------      -------      -------
    Net cash used by financing activities                                              (5,532)      (2,667)      (2,572)
                                                                                      -------      -------      -------
Net (decrease) increase in cash and cash equivalents                                      (58)          59         (103)
Cash at beginning of period                                                                61            2          105
                                                                                      -------      -------      -------
Cash at end of period                                                                 $     3      $    61      $     2
                                                                                      =======      =======      =======

22.  SUMMARY OF QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(Dollars in thousands, except per share data)
                                                   1996
                                 First      Second       Third      Fourth
                               Quarter     Quarter     Quarter     Quarter
Interest income                $10,852     $10,952     $11,418     $11,752
Interest expense                 4,786       4,724       4,905       5,079
                               -------     -------     -------     -------
Net interest income              6,066       6,228       6,513       6,673
Provision for loan losses            0           0           0           0
Other operating income           1,203       1,454       1,608       1,666
Other operating expense          4,475       4,681       4,821       4,835
                               -------     -------     -------     -------
Income before income taxes       2,794       3,001       3,300       3,504
Income taxes                       871         923       1,001       1,084
                               -------     -------     -------     -------
Net income                     $ 1,923     $ 2,078     $ 2,299     $ 2,420
                               =======     =======     =======     =======
Per common share:
    Net income                 $   .47     $   .51     $   .57     $   .60
    Cash dividends paid            .20         .20         .22         .22

                                                   1995
                                 First      Second       Third      Fourth
                               Quarter     Quarter     Quarter     Quarter
Interest income                $10,292     $10,846     $11,035     $11,058
Interest expense                 4,269       4,830       4,970       4,999
                               -------     -------     -------     -------
Net interest income              6,023       6,016       6,065       6,059
Provision for loan losses            0           0           0           0
Other operating income           1,140       1,280       1,303       1,688
Other operating expense          4,620       4,585       4,590       4,594
                               -------     -------     -------     -------
Income before income taxes       2,543       2,711       2,778       3,153
Income taxes                       786         847         857       1,038
Net income                     $ 1,757     $ 1,864     $ 1,921     $ 2,115
                               =======     =======     =======     =======
Per common share:
    Net income                 $   .43     $   .46     $   .47     $   .52
    Cash dividends paid           .165         .18         .18         .18

                          INDEPENDENT AUDITORS' REPORT

KPMG Peat Marwick LLP

Independent Auditors' Report

The Board of Directors
Keystone Heritage Group, Inc.:

We have audited the accompanying consolidated balance sheets of Keystone Heritage Group, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Keystone Heritage Group, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.


                                                           KPMG Peat Marwick LLP

January 24, 1997

                       SUMMARY OF SELECTED FINANCIAL DATA

(Dollars in thousands, except per share and nonfinancial data)

                                                    1996             1995             1994             1993              1992
Total interest income                        $    44,974      $    43,231      $    37,611      $    37,583       $    42,248
Total interest expense                            19,494           19,068           14,447           15,697            20,532
                                             -----------      -----------      -----------      -----------       -----------
Net interest income                               25,480           24,163           23,164           21,886            21,716
Provision for loan losses                              0                0              300            2,400             3,600
Other operating income                             5,931            5,411            4,819            5,084             4,366
Other operating expense                           18,812           18,389           17,633           17,213            15,400
                                             -----------      -----------      -----------      -----------       -----------
Income before income taxes and
  cumulative effect of change in
  accounting for income taxes                     12,599           11,185           10,050            7,357             7,082
Income taxes                                       3,879            3,528            3,283            2,115             1,977
                                             -----------      -----------      -----------      -----------       -----------
Income before cumulative effect of
  change in accounting for income taxes            8,720            7,657            6,767            5,242             5,105
Cumulative effect of change
  in accounting for income taxes                       0                0                0             (200)                0
                                             -----------      -----------      -----------      -----------       -----------
Net income                                   $     8,720      $     7,657      $     6,767      $     5,042       $     5,105
                                             ===========      ===========      ===========      ===========       ===========

COMMON STOCK DATA -- PER SHARE
Income before cumulative effect of
  change in accounting for income taxes      $      2.15      $      1.88      $      1.67      $      1.29       $      1.26
Cumulative effect of change
  in accounting for income taxes                     .00              .00              .00             (.05)              .00
                                             -----------      -----------      -----------      -----------       -----------
Net income                                   $      2.15      $      1.88      $      1.67      $      1.24       $      1.26
                                             ===========      ===========      ===========      ===========       ===========
Cash dividends paid                          $       .84      $      .705      $      .633      $      .624       $      .624
Book value                                   $     15.65      $     14.46      $     12.83      $     12.27       $     11.51
Weighted average number of
  shares outstanding                           4,053,490        4,066,936        4,061,617        4,058,868         4,044,545

AT YEAR END
Investment securities available for sale     $    62,596      $    65,799      $    55,664      $    79,387       $     3,579
Investment securities held to maturity            91,652           86,885           72,704           61,594           114,551
Loans held for sale                                6,019              378              432              969               860
Loans                                            422,534          390,631          382,722          359,838           375,214
Allowance for loan losses                          7,736            8,025            8,140            8,486             8,317
Total assets                                     616,307          577,777          548,194          533,774           540,038
Total deposits                                   526,833          487,917          468,740          454,700           464,031
Other borrowings                                   6,438           14,009            9,926           10,325            10,371
Stockholders' equity                              62,239           58,879           52,102           49,826            46,556
Trust assets, at cost                            228,800          210,328          205,860          189,495           177,575

RATIOS
Return on average assets                            1.50%            1.38%            1.26%             .94%              .95%
Return on average stockholders' equity             14.36            13.85            13.29            10.57             11.32
Cash dividend payout ratio                         39.09            37.43            38.01            50.21             49.42
Allowance for loan losses to total loans            1.83             2.05             2.12             2.35              2.21
Average stockholders' equity
  to average assets                                10.46             9.93             9.51             8.91              8.41

Retroactive effect is given to per share data for stock splits and stock dividends. Return on average assets and return on average stockholders' equity for 1993 is after cumulative effect of change in accounting for income taxes.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The purpose of this discussion is to further detail the financial condition and results of operations of Keystone Heritage Group, Inc. (the Company). This discussion should be read in conjunction with the financial statements appearing elsewhere in this report. Earnings per common share are based upon the weighted average number of shares outstanding and have been adjusted for a 4-for-3 stock split which was effected in January 1996 and a 5-for-4 stock split which was effected in October 1994. All prior period per share data has been restated to give effect for these stock splits.

     The Company is a bank holding company headquartered in Lebanon, Pennsylvania which engages in a general commercial and retail banking, mortgage banking and trust business through its banking subsidiary, Lebanon Valley National Bank (the Bank). Keystone Heritage Life Insurance Company is a non-bank subsidiary that reinsures credit life and accident and health policies written on consumer loans generated by the Bank.

SUMMARY OF OPERATIONS

     In 1996, the Company recorded the highest net income ever reported by the Company for a calendar year. Net income of $8.7 million or $2.15 per share for 1996 represents an increase of 13.9 percent compared to the $7.7 million or $1.88 per share reported for 1995. The Company's return on average stockholders' equity for 1996 was 14.36 percent and the return on average assets was 1.50 percent compared with 13.85 percent and 1.38 percent, respectively, for 1995.

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

    [GRAPHIC OMITTED - BAR CHART SHOWING NET INTEREST INCOME FOR 1992-1996]

The data points are as follows ($ in thousands):

1992           $21,716
1993           $21,886
1994           $23,164
1995           $24,163
1996           $25,480

     For purposes of this discussion, interest income and the average yield earned on loans and investments are presented on a taxable equivalent basis. This provides a basis for comparison of tax-exempt loans and investments with taxable loans and investments by giving effect to interest earned on tax-exempt loans and investments by an amount equivalent to the federal income taxes which would have been paid if the interest earned on those assets were taxable at the statutory tax rate of 35 percent.

  [GRAPHIC OMITTED - BAR CHART SHOWING NET INTEREST MARGIN (FTE) FOR 1992-1996]

The data points are as follows:

1992           4.45%
1993           4.48%
1994           4.69%
1995           4.66%
1996           4.73%

     Net interest income for the year ended December 31, 1996 was $26.1 million, a $1,4 million or 5.8 percent increase over 1995. Net interest income for 1994 was $23.7 million.

     For 1996 compared to 1995, an increase of $1.6 million in net interest income was associated with volume changes in earning assets and interest bearing liabilities, and a decrease of $210 thousand was associated with changes in interest rates earned or paid on earning assets and interest bearing liabilities.

     The volume component of the increase in net interest income was a result of a combination of an increase in average earning assets of $21.7 million for 1996 over 1995 and a change in the mix of earning assets and a change in mix in interest bearing liabilities. The change in mix associated with the increase in earning assets provided $2.1 million of additional interest income over 1995. An increase in interest bearing liabilities outstanding of $11.6 million added $482 thousand of additional interest expense compared to 1995. The increase in earning assets resulted from a $27.1 million increase in average loans outstanding which was somewhat offset by a decrease in average money market investments of $3.5 million and a decrease of $1.9 million in average investments outstanding. The increase in interest bearing liabilities resulted primarily from an increase in average time deposits of $7.8 million and a $7.3 million increase in average savings deposits from 1995. The increase in time and savings deposits was partially offset by a $3.7 million reduction in average other borrowings and average interest bearing demand deposits from 1995. The increase in average interest bearing deposit volumes resulted in an additional $648 thousand in interest expense as compared to 1995. Another component of funding the earning asset growth was the growth in non-interest bearing demand deposits of $6.0 million and a $5.4 million growth in average stockholders' equity.

     Although the net interest margin actually increased from 1995 to

TABLE 1
AVERAGE BALANCE SHEETS, RATES, AND INTEREST INCOME AND EXPENSE

(Dollars in thousands)
                                                     1996                           1995                           1994
                                        Average                 Average Average               Average  Average               Average
                                        Balance    Interest     Rate    Balance   Interest    Rate     Balance   Interest    Rate
ASSETS
Loans                                   $409,049   $ 37,066     9.06%   $381,939  $ 35,225    9.22%    $371,467  $ 31,046    8.36%
Money market investments:
  Interest bearing deposits with banks       379         23     6.02       2,864       165    5.76          265        12    4.53
  Federal funds sold                       5,368        286     5.33       6,407       374    5.83        2,608       115    4.41
                                        --------   --------     ----    --------  --------    ----     --------  --------    ----
    Total money market investments         5,747        309     5.38       9,271       539    5.82        2,873       127    4.42
Investment securities available for
  sale and held to maturity:
  Taxable investment securities
    available for sale                    56,231      3,075     5.47      56,577     2,881    5.09       66,283     3,207    4.84
  Taxable investment securities
    held to maturity                      68,308      4,334     6.34      71,911     4,417    6.14       51,931     2,898    5.58
  Non-taxable investment
    securities held to maturity           12,195        816     6.69      10,105       688    6.81       12,360       857    6.94
                                        --------   --------     ----    --------  --------    ----     --------  --------    ----
    Total investment securities          136,734      8,225     6.02     138,593     7,986    5.75      130,574     6,962    5.33
                                        --------   --------     ----    --------  --------    ----     --------  --------    ----
    Total earning assets                 551,530   $ 45,600     8.27%    529,803  $ 43,750    8.26%     504,914  $ 38,135    7.55%
                                        --------   --------     ----    --------  --------    ----     --------  --------    ----
Other assets                              28,926                          26,990                         30,234
                                        --------   --------     ----    --------  --------    ----     --------  --------    ----
    Total assets                        $580,456                        $556,793                       $535,148
                                        ========   ========     ====    ========  ========    ====     ========  ========    ====

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest bearing deposits:
  Demand                                $ 54,683   $    709     1.30%   $ 55,523  $    798    1.44%    $ 64,198  $    927    1.44%
  Savings                                129,267      4,061     3.14     121,995     3,663    3.00      132,984     3,269    2.46
  Time                                   244,465     13,720     5.61     236,662    13,375    5.65      199,774     9,081    4.55
                                        --------   --------     ----    --------  --------    ----     --------  --------    ----
    Total interest bearing deposits      428,415     18,490     4.32     414,180    17,836    4.31      396,956    13,277    3.34
Short-term borrowings                     11,732        486     4.14      11,509       466    4.05       17,023       562    3.30
Other borrowings                           8,763        518     5.91      11,636       766    6.58       10,259       608    5.93
                                        --------   --------     ----    --------  --------    ----     --------  --------    ----
    Total interest bearing liabilities   448,910   $ 19,494     4.34%    437,325  $ 19,068    4.36%     424,238  $ 14,447    3.41%
                                        --------   --------     ----    --------  --------    ----     --------  --------    ----
Non-interest bearing demand deposits      63,088                          57,076                         54,929
Other liabilities                          7,720                           7,092                          5,071
Stockholders' equity                      60,738                          55,300                         50,910
                                        --------   --------     ----    --------  --------    ----     --------  --------    ----
    Total liabilities and
      stockholders' equity              $580,456                        $556,793                       $535,148
                                        --------   --------     ----    --------  --------    ----     --------  --------    ----
Net interest income                                $ 26,106                       $ 24,682                       $ 23,688
                                        ========   ========     ====    ========  ========    ====     ========  ========    ====

NET YIELD ON EARNING ASSETS
Total yield on earning assets                                   8.27%                         8.26%                          7.55%
Rate on supporting liabilities                                  3.54%                         3.60%                          2.86%
                                        --------   --------     ----    --------  --------    ----     --------  --------    ----
Net interest margin                                             4.73%                         4.66%                          4.69%
                                        ========   ========     ====    ========  ========    ====     ========  ========    ====

Interest and average interest rates are presented on a fully taxable equivalent basis, using an effective tax rate of 35 percent. For purposes of calculating loan yields, average loan balances include non-accrual loans.

Loan fees of $754,000, $501,000 and $434,000 for the years 1996, 1995, and 1994, respectively, are included in interest income.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

1996 from 4.66 percent to 4.73 percent, the rate component of net interest income resulted in a decrease of $210 thousand in net interest income. This was primarily due to lower yields on average loans. The yield on average loans decreased by 16 basis points which had the effect of reducing the rate component of interest income on loans by $602 thousand compared to 1995. This was partially offset by a 27 basis point increase in the yield on investment securities which added $359 thousand in additional interest income compared to 1995. In conjunction with the aforementioned factors, an increase in non-interest bearing demand deposits of $6.0 million resulted in a 7 basis point increase in the average net interest margin to 4.73 percent. A major component of the Company's asset liability management policies is to try to minimize the interest rate risk exposure caused by changing interest rate environments. The Company utilizes interest rate swap contracts in an attempt to manage this interest rate risk. At December 31, 1996 the Company had a notional value of $70 million in interest rate contracts, described in more detail in the asset-liability management section of this report. These contracts had the effect of increasing interest income by $164 thousand in 1996, decreasing interest income by $255 thousand in 1995 and increasing interest income by $2 thousand in 1994. These interest rate contracts are in place to protect the Bank against falling interest rates, which according to interest rate simulations produced for managing the Bank's interest rate risk exposure, shows the greatest risk to be in the falling rate environments. Should the national prime rate remain constant at 8.25 percent or with a decline in the prime rate in future periods, these contracts would add to interest income in future periods. This will somewhat offset the reduction in income received from variable rate loan products.

     For 1995 as compared to 1994, an increase of $404 thousand was associated with volume changes in earning assets and interest bearing liabilities, and $590 thousand was associated with changes in interest rates earned or paid on earning assets and interest bearing liabilities.

     The rate component of the increase in net interest income resulted from an increase in the yield on earning assets of 71 basis points which added an additional $4.0 million of interest income compared to 1994. This was partially offset by a 95 basis point increase in the cost of interest bearing liabilities which added $3.4 million in additional interest expense compared to 1994. A large contributor to the rate associated increase in interest income was due to the $10.5 million increase in average loans outstanding, which have a higher yielding return as compared to the investment portfolio. An increase in the average prime rate of 180 basis points from 1994 was a major contributor to the higher yields on earning assets. In addition, due to the increase in interest rates, depositors shifted from transaction accounts to higher yielding time deposits. This resulted in the cost of time deposit accounts increasing 110 basis points from 1994. The net effect of the increase in rate on earning assets and cost of interest bearing liabilities resulted in a 24 basis point decrease in the net interest rate spread. The decrease in the net interest rate spread of 24 basis points was partially offset by the increase in non-interest bearing demand deposits of $2.1 million resulting in a 3 basis point decline in the average net interest margin to 4.66 percent.

     The volume component of the increase in net interest income was a result of an increase in average earning assets of $24.9 million for 1995 over 1994, which provided $1.7 million of additional interest income over 1994. An increase in interest bearing liabilities outstanding of $13.1 million added $1.3 million of additional interest expense compared to 1994. The increase in earning assets resulted from a $10.5 million increase in average loans outstanding and a $8.0 million increase in average investments outstanding and a $6.4 million increase in average money market investments. The increase in interest bearing liabilities resulted primarily from an increase in average time deposits of $36.9 million from 1994. The increase in time deposits was partially offset by a $19.7 million reduction in average interest bearing demand and savings deposits from 1994. The increase in average interest bearing deposit volumes resulted in an additional $1.5 million in interest expense as compared to 1994.

     A comparative statement of average balances of interest earning assets and interest bearing liabilities, interest income and interest expense, and interest rates for the years ended December 31, 1996, 1995, and 1994 is presented in Table 1. A presentation of the changes in net interest income for 1996 compared to 1995, and 1995 compared to 1994, is given in Table 2. This analysis indicates the changes in interest income and interest expense caused by the volume and rate components of interest earning assets and interest bearing liabilities.

OTHER OPERATING INCOME

Other operating income for 1996 was $5.9 million, a $520 thousand or 9.6 percent increase from 1995. Other operating income for 1995 was $5.4 million, compared to $4.8 million for 1994.

     [GRAPHIC OMITTED - BAR CHART OF OTHER OPERATING INCOME FOR 1992-1996]

The data points are as follows ($ in thousands):

1992           $4,366
1993           $5,084
1994           $4,819
1995           $5,411
1996           $5,931

     Other operating income increased from 1995 as primarily as a result of an increase in the amount of income recognized from the sale of residential mortgage loans of $731 thousand. In 1996 the Company sold a total of $36.0 million of mortgage loans in the secondary market compared to $10.5 million in 1995. On March 1, 1996 the Company acquired the business operations of Central Mortgage Company, a Lancaster, Pennsylvania mortgage origination

TABLE 2
RATE/VOLUME ANALYSIS OF CHANGES IN NET INTEREST INCOME

(Taxable equivalent, dollars in thousands)

                                                                    1996 Compared to 1995                1995 Compared to 1994
                                                                Increase (Decrease)                 Increase (Decrease)
                                                                Due to Change in                    Due to Change in
                                                                Volume      Rate        Net         Volume      Rate        Net
INTEREST INCOME:
Loans                                                           $ 2,443     ($  602)    $ 1,841     $   894     $ 3,285     $ 4,179
Money market investments:
  Interest bearing deposits with banks                             (149)          7        (142)        150           3         153
  Federal funds sold                                                (58)        (30)        (88)        211          48         259
                                                                -------     -------     -------     -------     -------     -------
    Total money market investments                                 (207)        (23)       (230)        361          51         412
                                                                -------     -------     -------     -------     -------     -------
Investment securities available for sale and held to maturity
  Taxable investment securities available for sale                  (32)        226         194        (646)        320        (326)
  Taxable investment securities held to maturity                   (228)        145         (83)      1,210         309       1,519
  Non-taxable investment securities held to maturity                140         (12)        128        (153)        (16)       (169)
                                                                -------     -------     -------     -------     -------     -------
    Total investment securities                                    (120)        359         239         411         613       1,024
                                                                -------     -------     -------     -------     -------     -------
    Total interest income                                       $ 2,116     ($  266)    $ 1,850     $ 1,666     $ 3,949     $ 5,615
                                                                =======     =======     =======     =======     =======     =======

INTEREST EXPENSE:
Interest bearing deposits:
  Demand                                                        ($   12)    ($   77)    ($   89)    ($  125)    ($    4)    ($  129)
  Savings                                                           224         174         398        (235)        629         394
  Time                                                              436         (91)        345       1,853       2,441       4,294
                                                                -------     -------     -------     -------     -------     -------
    Total interest bearing deposits                                 648           6         654       1,493       3,066       4,559
  Short-term borrowings                                              10          10          20        (318)        222         (96)
  Other borrowings                                                 (176)        (72)       (248)         87          71         158
                                                                -------     -------     -------     -------     -------     -------
    Total interest expense                                          482         (56)        426       1,262       3,359       4,621
                                                                -------     -------     -------     -------     -------     -------
Net interest income                                             $ 1,634     ($  210)    $ 1,424     $   404     $   590     $   994
                                                                =======     =======     =======     =======     =======     =======

Interest is presented on a taxable equivalent basis, using an effective tax rate of 35 percent.

Note: The change in interest due to both rate and volume has been allocated to the volume and rate changes in proportion to the absolute dollar amounts of each change.


TABLE 3
OTHER OPERATING INCOME

(Dollars in thousands) Years Ended December 31,
                                                                          1996       1995       1994
Fees and other service charges                                          $ 1,625    $ 1,499    $ 1,453
Service charges on deposits                                               1,331      1,292      1,209
Trust income                                                              1,310      1,277      1,289
Net gain on sale of loans                                                   940        209        290
Reinsurance subsidiary premium income                                       402        384        382
Net realized gain (loss) on investment securities available for sale         79        126        (29)
Gain on sale of other real estate owned                                      60        410          0
Other income                                                                184        214        225
                                                                        -------    -------    -------
    Total other operating income                                        $ 5,931    $ 5,411    $ 4,819
                                                                        =======    =======    =======

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

company. The aforementioned increase in other operating income was somewhat offset by a lower amount of gains recognized from the sale of other real estate owned as compared to 1995. In 1995, a $410 thousand gain recognized on the sale of a property classified as other real estate owned was recognized. As shown on Table 15, Non-performing Assets, the amount of properties classified as other real estate owned has decreased significantly over the five past consecutive years. This increase in asset quality should have the effect of reducing the amount of income recognized from these one time sales in future periods.

     In addition, fees and other service charges increased by $126 thousand or
8.4 percent from 1995. In 1996, the Company introduced a new direct debit card product. This product, called "Master Money(TM)" allows customers to use their ATM card at both MAC and MasterCard(R) locations. Fees associated with this card as well as other fees associated with the Company's ATM and credit card products resulted in the increase in this category.

     Other operating income increased from 1994 to 1995 as a result of a $410 thousand gain recognized on the sale of a property classified as other real estate owned that was sold during 1995. In addition, net realized gains recorded on the sale of investment securities available for sale amounted to $126 thousand for 1995 compared to net realized losses of $29 thousand for 1994.

     Income from service charges on deposit accounts increased by $83 thousand or 6.9 percent for 1995 as compared to 1994. Income from service charges on deposit accounts was $1.3 million and $1.2 million for 1995 and 1994, respectively.

     A summary of the components of other operating income is provided in Table
3.

OTHER OPERATING EXPENSE

     Other operating expense for 1996 was $18.8 million, a $423 thousand or 2.3 percent increase over 1995. Other operating expense for 1994 was $17.6 million.

     The largest component of the Company's other operating expense is salaries and employee benefits, which increased by 2.8 percent from $9.8 million in 1995 to $10.0 million in 1996. Salaries and employee benefits expense for 1994 totalled $8.8 million. The increase was due to the net effect of three primary factors. First, a 4 percent merit increase was applied on January 1, 1996 to base salaries in effect as of that date. Second, salaries and employee benefits increased as a result of staffing additions which resulted from the Central Mortgage acquisition and due to the addition of three full service branch locations during 1996. Third, these factors were somewhat offset by a 3 percent reduction in staffing positions (excluding Central Mortgage and the new branch additions), which were realized through attrition.

     The Company does not provide any significant post-retirement or post-employment benefits.

     Federal Deposit Insurance Company (FDIC) deposit insurance premiums for 1996 were $2 thousand which represents a $537 thousand decrease from 1995. This was attributable to a decrease in the assessment rate charged by the FDIC which occurred in May 1995. The assessment rate charged to the Company on deposit accounts decreased significantly from the 23 cents per $100 of deposits charged during the first quarter of 1995 to a rate of 4 cents per $100 of deposits for during May 1995. This reduction in premium resulted in a refund of a portion of the FDIC insurance assessments that were previously paid by the Company in 1995. This refund amounted to $290 thousand. The rate paid by the Company is the lowest assessment rate charged to "Well Capitalized" institutions. During 1996, the Company paid the minimum rate assessed by the FDIC of $2 thousand. During the latter part of 1996, Congress agreed on a legislative package to stabilize the savings and loan (S&L) industry's deposit insurance fund (SAIF). The legislation required the S&L industry to recapitalize its deposit fund with a one-time assessment. Previous proposals required the bank insurance fund (BIF) to contribute a substantial amount to help recapitalize SAIF. Under the current legislation, banks are required to pay an annual rate of 1.29 cents for every $100 of domestic deposits from 1997 through 1999 and pay 2.43 cents per $100 of domestic deposits for the years 2000 through 2017. The amount of FDIC insurance to be paid under this new legislation will not materially impact the financial statements or the results of operations for the Company in future periods.

     Increases in several categories such as in occupancy, equipment and several other categories were a result of the acquisition of Central Mortgage and the addition of the Bank's twentieth, twenty-first and twenty-second branch sites. The increase in loan administration and workout expense is a direct result of the increase in loan volumes and an increase in calling efforts.

     [GRAPHIC OMITTED - BAR CHART OF OTHER OPERATING EXPENSE FOR 1992-1996]

The data points are as follows ($ in thousands):

1992           $15,400
1993           $17,213
1994           $17,633
1995           $18,389
1996           $18,812

     Other operating expense increased by $756 thousand or 4.3 percent from 1994 to 1995. The major changed from 1994 to 1995 occurred in salaries and employee benefits, professional services and FDIC deposit insurance.

     Increases in salaries and employee benefits for 1995 over 1994 resulted from the recognition of $616 thousand related to employee bonuses recorded during 1995. In addition, a 4 percent merit increase was applied on January 1, 1995 to base salaries in effect as of that date. These increases were somewhat offset by a reduction in the full time equivalent staff by 3 percent from 1994 to 1995. Expenses related to professional services increased by $260 thousand from 1994 to 1995. Increases in legal, advisory and consult-

TABLE 4
OTHER OPERATING EXPENSE

(Dollars in thousands) Years ended December 31,
                                             1996       1995       1994
Salaries and employee benefits             $10,040    $ 9,770    $ 8,834
Equipment expense                            1,954      1,934      1,871
Occupancy expense, net                       1,306      1,256      1,237
Professional services                          826        913        653
Bank card processing expense                   822        711        662
Marketing and advertising                      565        404        423
Pennsylvania shares tax                        502        479        457
Reinsurance subsidiary expense                 426        315        332
Stationery and supplies                        375        328        304
Postage                                        349        305        293
Telephone                                      344        287        229
Loan administration and workout expense        123         73        150
Expense of other real estate owned, net         60         79         91
Deposit insurance expense                        2        539      1,016
Other                                        1,118        996      1,081
                                           -------    -------    -------
    Total other operating expense          $18,812    $18,389    $17,633
                                           =======    =======    =======



TABLE 5
INTEREST RATE SENSITIVITY

(Dollars in thousands) December 31, 1996

                                         0 - 30 Days    31 - 90 Days   91 - 180 Days  181 - 365 Days   1 - 5 Years     Over 5 Years
RATE SENSITIVE ASSETS:
Money market investments                  $     181      $       0      $       0       $       0       $       0       $       0
Investment securities available
  for sale and investment securities
  held to maturity                           13,989          9,745          9,319          21,820          90,851           8,524
Loans held for sale                           6,019              0              0               0               0               0
Loans                                       160,716         14,875         19,193          28,116         142,960          56,674
                                          ---------      ---------      ---------       ---------       ---------       ---------
    Total                                 $ 180.905      $  24,620      $  28,512       $  49,936       $ 233,811       $  65,198
                                          =========      =========      =========       =========       =========       =========

RATE SENSITIVE LIABILITIES:
Deposits                                  $  85,684      $  89,279      $  65,099       $  76,723       $ 184,876       $  25,172
Short-term borrowings                        12,478              0              0               0               0               0
Other borrowings                                  2              5              8           3,444           2,754             225
                                          ---------      ---------      ---------       ---------       ---------       ---------
    Total                                 $  98,164      $  89,284      $  65,107       $  80,167       $ 187,630       $  25,397
                                          =========      =========      =========       =========       =========       =========
Cumulative interest sensitivity gap       $  82,741      $  18.077      ($ 18,518)      ($ 48,749)      ($  2,568)      $  37,233
Cumulative interest sensitivity
  ratio before effects of interest
  rate swap contracts                          1.84           1.10            .93             .85            1.00            1.07
Cumulative interest sensitivity
  ratio after effects of interest
  rate swap contracts                          1.13            .72            .65             .70            1.00            1.07

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

ing fees were the primary reason for the increase. A reduction in FDIC insurance from 1994 to 1995 of $477 thousand somewhat offset the aforementioned increases.

     A summary of the components of other operating expense is provided in Table 4.

FEDERAL INCOME TAXES

     The federal income tax provision for 1996 was $3.9 million compared to $3.5 million for 1995 and $3.3 million for 1994. Income before income taxes for 1996 was $12.6 million compared to $11.2 million for 1995 and was $10.1 million for 1994. A reconciliation of reported income taxes to the amount of income tax which would have been provided at the federal statutory tax rate is provided in
Note 12 of the Notes to Consolidated Financial Statements.

     The Company's effective tax rate for 1996, 1995 and 1994 was 31 percent, 32 percent and 33 percent, respectively.

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


     Managing interest rate sensitivity is an inexact science. The repricing intervals between assets and liabilities change on a daily basis. Contractual maturities are not always the same as actual maturities as a result of prepayments prior to scheduled maturities. Additionally, demand deposits, NOW accounts, and money market fund accounts may be withdrawn upon demand, and savings deposits may be withdrawn upon a very short period of notice. However, for asset-liability management purposes, the Company considers a portion of each of these types of deposits to be "core" amounts which may be considered to have various maturities.

     The Company manages its interest rate sensitivity by changing mix and repricing characteristics of its assets and liabilities through its investment securities portfolio, its loan and deposit terms, and through the use of off-balance sheet derivatives, primarily interest rate swap contracts. These interest rate swap contracts will have the effect of decreasing net interest income in a rising rate environment and increasing net interest income in a decreasing rate environment.

     The Company's use of these interest rate swap contracts is closely monitored by the Company's Board of Directors and is closely controlled as to levels of exposure. At December 31, 1996 the Company had seven interest rate agreements outstanding having a total notional amount of $70 million. These agreements consisted of interest rate swap agreements each with a notional amount of $10 million.

     The Company has entered into interest rate swap contracts as part of its asset-liability management activities. These contracts are used primarily for the purpose of managing interest rate risk in order to minimize mismatches in the Bank's interest rate sensitivity and interest rate risk positions.

     Interest rate swap contracts generally involve the exchange of fixed and floating-rate interest payment obligations without the exchange of the underlying principal amounts. Entering into interest rate swap contracts involves not only the risk of dealing with counterparties and their ability to meet the terms of the contracts but also the interest rate risk associated with unmatched positions should the counterparties fail to perform. Notional principal amounts often are used to express the volume of these transactions.

     The interest income or interest expense differential from interest rate swap contracts is recognized on the accrual basis as a component of interest income or interest expense over the life of the contract. Gains or losses from early termination of interest rate swap contracts are deferred and amortized over the remaining term of the underlying assets or liabilities. The Company is not exposed to credit risk in terms of the notional amounts of these contracts, however, the receipt of payments representing the interest differential is based on the creditworthiness of the counterparty to each contract.

     The Company does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of counterparties. The counterparties of the aforementioned interest rate contracts are commercial banks having a rating of A1 from Moody's Investor Service.

     The Company's cumulative static gap position for various time intervals is shown in Table 5. The maturity distribution and weighted average yields of investment securities is presented in Table 6. The maturity distribution and interest sensitivity characteristics of the Company's loan portfolio is shown in Table 7. The maturity distribution of time deposits of $100 thousand or more is shown in Table 8. The data in these tables indicates that the Company is liability sensitive up to one year, however, as a result of liability prices changing at a different speed than asset pricing, the Company's simulations of earnings indicate that net interest income up to one year will be positively affected by increases in general levels of interest rates and negatively effected by a level rate or falling rate environment. The effects of the interest rate swap contracts are indicated on Table 5. These contracts were entered into to minimize the negative

TABLE 6
MATURITY DISTRIBUTION OF INVESTMENT SECURITIES

(Dollars in thousands) December 31, 1996

                                                    Over One But        Over Five But
                           Within One Year        Within Five Years    Within Ten Years  Over Ten Years           Total
                       Amort-                   Amort-               Amort-            Amort-            Amort-
                        ized     Fair            ized    Fair         ized  Fair        ized  Fair        ized      Fair
                        Cost    Value    Yield   Cost   Value  Yield  Cost Value Yield  Cost Value Yield  Cost    Value   Yield
INVESTMENT
SECURITIES
AVAILABLE FOR SALE:
U.S. Treasury and
  government agencies   $17,247 $17,209  6.32% $38,309 $38,179  6.11%  $217 $216  5.88% $380 $380  7.27% $56,153 $55,984  6.18%
Mortgage-backed
  securities                                                                                               1,389   1,422   7.87
Equity securities                                                                                          1,821   2,726   5.75
Other investment
  securities                                                                                               2,464   2,464   6.18
                        ------- -------  ----  ------- -------  ----   ---- ----  ----  ---- ----  ----  ------- -------  ----
     Total                                                                                               $61,827 $62,596   6.21%
                        ======= =======  ====  ======= =======  ====   ==== ====  ====  ==== ====  ====  ======= =======  ====


(Dollars in thousands) December 31, 1996

                                                    Over One But        Over Five But
                           Within One Year        Within Five Years    Within Ten Years  Over Ten Years           Total
                       Amort-                   Amort-               Amort-            Amort-            Amort-
                        ized     Fair            ized    Fair         ized  Fair        ized  Fair        ized      Fair
                        Cost    Value    Yield   Cost   Value  Yield  Cost Value Yield  Cost Value Yield  Cost    Value   Yield
INVESTMENT
SECURITIES
HELD TO MATURITY:
U.S. Treasury and
  government agencies    $6,855  $6,736  4.36% $18,869 $19,166  6.57%   $ 0  $ 0   .00%  $ 0  $ 0   .00% $25,724 $25,902   5.98%
States and political
   subdivisions           3,460   3,466  6.20   13,519  13,576  7.03    200  215  9.59     0    0   .00   17,179  17,257   6.89
                         ------  ------  ----  ------- -------  ----    ---  ---   ---   ---  ---   ---  ------- -------   ----
                        $10,315 $10,202  4.98% $32,388 $32,742  6.76%  $200 $215  9.59%  $ 0  $ 0   .00%  42,903  43,159   6.35
Mortgage-backed
  securities                                                                                              48,749  48,922   6.46
                         ------  ------  ----  ------- -------  ----    ---  ---   ---   ---  ---   ---  ------- -------   ----
    Total                                                                                                $91,652 $92,081   6.41%
                         ======  ======  ====  ======= =======  ====    ===  ===   ===   ===  ===   ===  ======= =======   ====

The effective rate used to determine taxable-equivalent yields was 35%.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

effects that the Bank will realize in falling rate environments (e.g. reduction in prime based rates).

LIQUIDITY

     In managing liquidity, the Company attempts to meet the demand for funds, such as deposit withdrawals, net loan demand and other funding needs of the Company. Liquidity may normally be obtained either through the maturity or sale of assets or the issuance of liabilities at costs which accomplish the Company's objectives.

     The Company actively monitors its liquidity position and has a contingency plan to provide adequate liquidity under various scenarios. The Company's primary source of funds is its retail deposit base supported by its branch network of 22 locations. Retail repurchase agreements entered into with certain corporate customers are also a source of funds for the Company. The investment portfolio is also used by the Company as a primary source of liquidity. Although not a primary source of liquidity, loans held for sale are considered to be very liquid. The liquidity of the Company is considered to be strong as a result of the reliability of the Company's deposit gathering sources and of the maturity structure of the investment portfolio in addition to the availability of funds to the Company through established federal funds lines of credit, amounting to $108 million, with other commercial banks and with the Federal Home Loan Bank of Pittsburgh. During each of the past five years, the Company has been a net seller of federal funds.

FUNDING

     The primary source of funds for the Company is customer deposits. Customer deposits increased approximately $38.9 million from December 31, 1995 to December 31, 1996. The balance of securities sold under repurchase agreement at December 31, 1996 and 1995 was $12.5 million and $8.6 million, respectively.

         [GRAPHIC OMITTED - BAR CHART OF TOTAL DEPOSITS FOR 1992-1996]

The data points are as follows ($ in thousands):

1992           $464,031
1993           $454,700
1994           $468,740
1995           $487,917
1996           $526,833

     Another source of funding for the Company is borrowing from the Federal Home Loan Bank of Pittsburgh (FHLB). The average balance of FHLB borrowings was $8.4 million during 1996 and $10.9 million during 1995. The funds borrowed from the FHLB are secured by the FHLB stock owned by the Company and by certain of its investment securities. Total borrowings from the FHLB at December 31, 1996 and 1995 totalled $6.1 million and $13.6 million, respectively, and ranged in original maturity from one to five years.

     Time deposits of $100 thousand or more increased by $5.3 million from December 31, 1995 to December 31, 1996 and decreased $2.0 million from December 31, 1994 to December 31, 1995. The Company considers its "core deposits" to be all deposits except "jumbo time deposits" which are certificates of deposit of $100 thousand or more. These "jumbo deposits" are priced competitively by the Company based on short and intermediate-term funding needs. In addition to the "core deposit" base, the Company may choose to utilize the maturities in its liquid investment portfolio, jumbo certificates of deposit or Federal Home Loan Bank of Pittsburgh advances or a combination of the three to provide a source of funds for future loan growth should the necessity arise.

     With respect to average balances, earning assets grew by $21.7 million from 1995. This was comprised of growth in average loans of $27.1 million which was slightly offset by decreases in average investment securities and average money market investments of $5.4 million. The increase in average earning assets was funded by increases in average interest bearing deposits, average non-interest bearing deposits and average stockholders' equity of $14.2 million, $6.0 million and $5.4 million respectively. The aforementioned increases in average funding sources was somewhat offset by a $2.7 million decrease in average short-term and other borrowings. The average balances and average interest rates applicable to the major classifications of deposits and short-term borrowings for the years ended December 31, 1996, 1995 and 1994 are presented in Table 9 and Table 10. Reference is also made to the Consolidated Statements of Cash Flows for the years ended December 31, 1996, 1995 and 1994 which appear elsewhere in this report.

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

     The Company has both the ability and the intent to hold the investment securities designated as held to maturity until maturity. A total of $61.8 million and $65.3 million of investment securities, having a fair value of $62.6 million and $65.8 million were designated as available for sale by the Company as of December 31, 1996 and 1995, respectively. A total of $91.7 million and $86.9 million of investment securities having a fair value of $92.1 million and $88.1 million, were designated as held to maturity by the Company as of December 31, 1996 and 1995, respectively.

     As permitted by the Financial Accounting Standards Board, during 1995, the Company had a "one-time" opportunity to transfer investment securities from the held to maturity to the available for sale portfolio. The Company chose not to transfer any of its investments during this "one-time" opportunity. This was based primarily on the Company's strong liquidity position and the short average

TABLE 7
MATURITIES AND INTEREST SENSITIVITY OF LOANS

December 31, 1996 (Dollars in thousands)
                                             One Year    One through
                                             or Less      Five years  Over Five Years     Total
Commercial                                  $  47,668      $ 123,105     $  24,177     $ 194,950
Agriculture                                    25,063         47,090        34,360       106,513
Commercial real estate - construction           1,253          3,237           636         5,126
Real estate - residential mortgage              3,359          8,576        17,661        29,596
Consumer, net of unearned income               43,674         41,610         1,719        87,003
                                            ---------      ---------     ---------     ---------
    Total loans                             $ 121,017      $ 223,618     $  78,553       423,188
Unamortized net loan fees                                                                   (654)
                                            ---------      ---------     ---------     ---------
    Total loans, net                        $ 422,534
                                            =========      =========     =========     =========

Loans with predetermined interest rates     $  75,413      $ 143,614     $  56,674     $ 275,701
Loans with floating interest rates             45,604         80,004        21,879       147,487
                                            ---------      ---------     ---------     ---------
    Total loans                             $ 121,017      $ 223,618     $  78,553       423,188
Unamortized net loan fees                                                                   (654)
                                            ---------      ---------     ---------     ---------
    Total loans, net                                                                   $ 422,534
                                            ---------      ---------     ---------     ---------



TABLE 8
MATURITIES OF TIME DEPOSITS OF $100,000 OR MORE

(Dollars in thousands) December 31,
                                     1996        1995        1994
Three months or less               $ 6,308     $ 6,435     $10,174
Over three through six months        4,249       2,512       4,175
Over six through twelve months       9,765       3,309       2,521
Over twelve months                   3,608       6,331       3,700
                                   -------     -------     -------
    Total                          $23,930     $18,587     $20,570
                                   =======     =======     =======



TABLE 9
DEPOSITS BY MAJOR CLASSIFICATION

(Dollars in thousands) Years ended December 31,
                                                  1996                      1995                     1994
                                          Average     Average       Average     Average       Average     Average
                                          Balance        Rate       Balance        Rate       Balance        Rate
Non-interest bearing demand deposits     $ 63,088        0.00%     $ 57,076        0.00%     $ 54,929        0.00%
Interest bearing demand deposits           54,683        1.30        55,523        1.44        64,198        1.44
Savings deposits                          129,267        3.14       121,995        3.00       132,984        2.46
Time deposits                             244,465        5.61       236,662        5.65       199,774        4.55
                                         --------        ----      --------        ----      --------        ----
    Total deposits                       $491,503        3.76%     $471,256        3.78%     $451,885        2.94%
                                         ========        ====      ========        ====      ========        ====

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

life of the investment portfolio. The Company does not purchase securities for the purpose of trading. Investment securities which are classified as available for sale are done so for the purpose of providing additional insurance that adequate levels of liquidity are available.

     The composition of the Company's total investment portfolio, including investment securities available for sale and investment securities held to maturity, at December 31, 1996 was approximately 53.3 percent U. S. Treasury and agency securities, 32.7 percent mortgage-backed securities, 11.2 percent state and political subdivisions obligations, with the balance consisting of various equity and other securities. A summary of the book value of investment securities at December 31 of each of the past five years is provided in Table
11. The portfolio is structured to provide a maximum return on investment while providing a consistent source of liquidity and meeting strict interest and credit risk standards.

     The net unrealized gain on investment securities available for sale at December 31, 1996 was $769 thousand or $508 thousand, net of taxes, which consisted of gross unrealized gains of $990 thousand and gross unrealized losses of $221 thousand. The net unrealized gains on investment securities available for sale at December 31, 1995 was $506 thousand or $336 thousand, net of taxes, which consisted of gross unrealized gains of $636 thousand and gross unrealized losses of $130 thousand. The increase in net unrealized gains on securities available for sale resulted from a slight decrease in interest rates during 1996, which increased the value of the securities held by the Company.

     A total of $196 thousand of investment securities available for sale were sold during 1996 at a net realized gain of $79 thousand.

     The net unrealized gain on investment securities held to maturity at December 31, 1996 was $429 thousand which consisted of gross unrealized gains of $774 thousand and gross unrealized losses of $345 thousand. The net unrealized gains at December 31, 1995 was $1.2 million which consisted of gross unrealized gains of $1.5 million and gross unrealized losses of $281 thousand. The decline in market values for the held to maturity portfolio was the result of maturities of held to maturity investments which had a higher net unrealized gain as compared to the held to maturity investments which were purchased during the year.

LOANS

     The Company classifies its loans as either portfolio loans or loans held for sale. The Company's loan portfolio consists primarily of loans to individuals, farmers, and small and medium-sized businesses which operate within the Company's trade area, which consists of Lebanon, Lancaster, Schuylkill, Dauphin, and Berks counties in Pennsylvania. The Company maintains certain fixed rate residential mortgage loans which are held for sale in the secondary market. In addition to these loans, the Company also classified its credit card portfolio as held for sale at December 31, 1996. The Company emphasizes strict underwriting standards in managing its portfolio growth, support staff is provided to lending personnel to assist in making credit decisions and adherence to credit standards is monitored by the Company's senior credit management. The loan portfolio is reviewed periodically by loan review officers to determine adherence to established credit standards and procedures.

The Company's loans
outstanding at December 31, 1996 totalled $422.5 million, a $31.9 million increase from December 31, 1995. The increase in loans outstanding was a combination of an increase in commercial loan and commercial real estate-construction loan balances from December 31, 1995 to December 31, 1996 of $21.5 million or 12.0 percent, together with an increase of $15.5 million or
17.1 percent in agriculture loans and a decrease of $4.6 million or 13.6 percent in real estate-residential mortgage loans over the same period.

              [GRAPHIC OMITTED - BAR CHART OF LOANS FOR 1992-1996]

The data points are as follows ($ in thousands):

1992           $375,214
1993           $359,838
1994           $382,722
1995           $390,631
1996           $422,534

     Commercial loans at December 31, 1996 totalled $195.0 million. The Company's commercial loan business is transacted primarily with small and medium-sized companies with known local management and financial stability. Commercial real estate-construction loans at December 31, 1996 totalled $5.1 million or 1.2 percent of total loans compared to $7.7 million or 2.0 percent of total loans at December 31, 1995.

     Real estate-residential mortgage loans are loans secured by liens on residential properties (other than home equity loans). At December 31, 1996 there were $29.6 million or 7.0 percent of total loans outstanding secured by real estate-residential mortgages, compared to $34.2 million or 8.8 percent of total loans at December 31, 1995. The outstanding balance for this type of loan has decreased over the past several years due to a significant level of refinancing by the Bank's existing loan customers and a significant portion of the mortgages which the Company originated or refinanced are committed to be sold at the date of origination and are sold to a third-party within a short period of time after settlement. During 1996 the Company originated $40.7 million and sold a total of $38.6 million of mortgages to third-parties, compared with originations and third-party sales of $10.5 million in 1995.

     Consumer loans include credit card loans, personal lines of credit, installment and home equity loans to individual borrowers. These loans include both secured and unsecured loans to individuals and are generally for various purposes such as automobile financing, home improvements and recreational and educational purposes. As mentioned above, the Company has classified its entire credit card loan portfolio as held for sale at December 31,

TABLE 10
SHORT-TERM BORROWINGS

(Dollars in thousands) Years ended December 31,
                                                1996                           1995                           1994
                                   December    Average  Average   December    Average  Average   December    Average  Average
                                         31    Balance     Rate         31    Balance     Rate         31    Balance     Rate
Federal funds purchased             $     0    $   604     5.79%   $     0    $   112     5.92%   $     0    $   569     4.04%
Securities sold under agreements
  to repurchase                      12,478     11,128     4.05      8,640     11,397     4.03     12,087     16,454     3.28
                                    -------    -------     ----    -------    -------     ----    -------    -------     ----

    Total short-term borrowings     $12,478    $11,732     4.14%   $ 8,640    $11,509     4.05%   $12,087    $17,023     3.30%
                                    =======    =======     ====    =======    =======     ====    =======    =======     ====

The highest month end outstanding balance was $15,433,000, $14,720,000 and $19,102,000 for 1996, 1995 and 1994, respectively. The weighted average rate paid on December 31, 1996 was 4.04 percent and was 4.02 percent on December 31, 1995 and 1994.



TABLE 11
INVESTMENT SECURITIES - BOOK VALUE

INVESTMENT SECURITIES AVAILABLE FOR SALE:
(Dollars in thousands) December 31,
                                               1996        1995        1994        1993        1992
U.S. Treasury and government agencies      $ 56,153    $ 59,829    $ 50,071    $ 69,050         462
Mortgage-backed securities                    1,389       1,851       2,420       7,225           0
Equity securities                             1,821       1,648       1,252       1,165         766
Other investment securities                   2,464       1,965       1,921       1,947       2,351
                                           --------    --------    --------    --------    --------
    Total                                  $ 61,827    $ 65,293    $ 55,664    $ 79,387    $  3,579
                                           ========    ========    ========    ========    ========

INVESTMENT SECURITIES HELD TO MATURITY:
(Dollars in thousands) December 31,
                                               1996        1995        1994        1993        1992
U.S. Treasury and government agencies      $ 25,724    $ 37,802    $ 36,837    $ 25,119    $ 83,625
States and political subdivisions            17,179      12,394      11,424      13,717      14,203
Mortgage-backed securities                   48,749      36,689      24,443      23,118      16,723
                                           --------    --------    --------    --------    --------
    Total                                  $ 91,652    $ 86,885    $ 72,704    $ 61,954    $114,551
                                           ========    ========    ========    ========    ========



TABLE 12
LOAN PORTFOLIO

(Dollars in thousands) December 31,
                                              1996          1995          1994          1993          1992
Commercial                               $ 194,950     $ 170,872     $ 158,343     $ 157,003     $ 177,270
Agriculture                                106,513        90,971        86,687        79,081        75,461
Commercial real estate - construction        5,126         7,742         9,063         9,612        11,338
Real estate - residential mortgage          29,596        34,236        37,426        41,496        52,894
Consumer, net of unearned income            87,003        87,560        92,069        73,530        59,400
Unamortized net loan fees                     (654)         (750)         (866)         (884)       (1,149)
                                         ---------     ---------     ---------     ---------     ---------
    Total, net                           $ 422,534     $ 390,631     $ 382,722     $ 359,838     $ 375,214
                                         =========     =========     =========     =========     =========

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

1996 as it is management's intent to sell this portion of the loan portfolio in 1997. The Company continued its emphasis on marketing its direct consumer installment loan products to consumers during 1996 which resulted in a $4.7 million or 11.3 percent increase in installment loans. Home equity and other personal lines of credit balances increased by $1.3 million or 9.6 percent from December 31, 1995 to December 31, 1996. This was offset by decreases in dealer installment loans of $5.0 million or 17.5 percent and the reclassification of $3.5 million of credit card loans to loans held for sale at December 31, 1996. The Company did not classify its credit card loan portfolio as held for sale at December 31, 1995. A distribution of the Company's loan portfolio according to major loan classifications is shown in Table 12.

     Group concentrations of credit are considered to exist if a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. At December 31, 1996 there were $106.5 million, or 25.2 percent of the total loan portfolio, in loans outstanding to agriculture-related borrowers. These loans are for a variety of purposes within the industry, primarily dairy farms, poultry farms, agri-business and swine operations. Dairy farms comprised 54.3 percent of such loans at December 31, 1996, swine operations comprised 12.8 percent, poultry farms comprised 12.0 percent, loans to agriculture-related businesses were 8.5 percent and beef operations comprised 8.3 percent of this portfolio. These loans may be similarly impacted by adverse climate, economic conditions, or other factors not common to other industries. The Company's exposure to possible loss in the event of nonperformance by these borrowers is represented by the contractual amount of these loans. The Company's policy is to require supporting collateral for these loans in the form of agriculture real estate, livestock, and farm equipment. At December 31, 1996 there were no agriculture-related borrowings which were included in non-performing loans in Table 15 or which are considered as potential problem loans.

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

     The Company had no loans outstanding to foreign countries and no loans which may be classified as highly leveraged transactions at December 31, 1996.

PROVISION AND ALLOWANCE FOR LOAN LOSSES

     There was no provision for loan losses charged to operations in 1996 or in 1995. The provision for loan losses for 1994 was $300 thousand. The Company performs a credit quality review of its loan portfolio on a quarterly basis and through this review determined that the level of the allowance for loan losses was adequate as of December 31, 1996 and no provision was needed for 1996 due to the continued improvement of credit quality of the loan portfolio. Total non-performing loans were $973 thousand at December 31, 1996 compared to $741 thousand and $1.3 million at December 31, 1995 and 1994, respectively. Net charge-offs for 1996 were $289 thousand or .07 percent of average loans outstanding compared with $115 thousand or .03 percent of average loans outstanding for 1995 and $646 thousand or .17 percent of average loans outstanding for 1994. Charge-offs related to commercial loans increased by $312 thousand to $523 thousand during 1996 which related primarily to a single commercial customer. An increase in recoveries on loans previously charged-off was also recognized on commercial real estate-construction loans of $138 thousand. This was due to a recovery of a commercial real estate-construction loan which was previously charged-off. A summary of charge-offs and recoveries of loans is presented in Table 13.

     The allowance for loan losses at December 31, 1996 was $7.7 million or 1.83 percent of total loans outstanding compared to $8.0 million or 2.05 percent of total loans outstanding at December 31, 1995. The allowance for loan losses is a reserve for estimated loan losses and other loan-related charges. The allowance for loan losses is an amount determined by management's evaluation of the loan portfolio, historical loss experience, the level of non-performing and delinquent loans, assessment of economic conditions, and the quality of any concentrations within the portfolio. Loan losses arise primarily from the loan portfolio but could also be derived from other sources, including commitments to extend credit and standby letters of credit. Actual loan losses, net of recoveries, are deducted from the allowance for loan losses. While management uses available information to determine the appropriate level of the allowance for loan losses, the allowance may be affected in the future based upon changes in economic conditions and other factors. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may recommend the Bank change the level of the allowance based on their judgements of information available to them at the time of their examination.

     The allocation of the allowance for loan losses among the major loan classifications and the percentage of total loans represented by such classifications are shown in Table 14 as of December 31 of each of the past five years. Allocations are determined primarily from an analysis of historical charge-offs and past-due trends, and current economic conditions as they affect loans. In addition, although Table 14 shows specific allocations for the allowance for loan losses, the total valuation allowance is established and is available for the entire loan portfolio based upon economic conditions, loan loss experience, concentrations, portfolio trends, credit policies and procedures, and quality trends in the portfolio. With the growth in the Company's loan portfolio, the allowance allocated for each type of loan increased slightly during 1996. The unallocated portion of the allowance for loan losses decreased by $563 thousand which resulted from increasing the reserve allocated to each of the loan types and not having a provision for loan losses charged to operating results in 1996.

TABLE 13
ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES

(Dollars in thousands) Years ended December 31,
                                                            1996       1995       1994       1993       1992
Balance, beginning of period                              $8,025     $8,140     $8,486     $8,317     $6,888

LOANS CHARGED-OFF:
  Commercial                                                 523        211        874      2,478      2,479
  Agriculture                                                  0          0          0          0          0
  Commercial real estate - construction                        4          0          0          5        349
  Real estate - residential mortgage                           2          0          0          0          0
  Consumer                                                   366        372        323        110        245
                                                          ------     ------     ------     ------     ------
    Total loans charged-off                                  895        583      1,197      2,593      3,073

RECOVERIES ON LOANS PREVIOUSLY CHARGED-OFF:
  Commercial                                                 372        384        459        274        427
  Agriculture                                                  0          0          0          0          0
  Commercial real estate - construction                      182         44         67         39        324
  Real estate - residential mortgage                           0          0          0          0          0
  Consumer                                                    52         40         25         49        151
                                                          ------     ------     ------     ------     ------
    Total recoveries                                         606        468        551        362        902
                                                          ------     ------     ------     ------     ------
Net charge-offs                                              289        115        646      2,231      2,171
Current period's provision for loan losses                     0          0        300      2,400      3,600
                                                          ------     ------     ------     ------     ------
Balance, end of period                                    $7,736     $8,025     $8,140     $8,486     $8,317
                                                          ======     ======     ======     ======     ======

Ratio of net charge-offs during the  period to average
  loans outstanding during the period                        .07%       .03%       .17%       .61%       .58%



TABLE 14
ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

(Dollars in thousands)

Balance at December 31, applicable to:
                                1996                  1995                  1994                  1993                  1992
                                     Category             Category              Category               Category             Category
                                     as a                 as a                  as a                   as a                 as a
                                     Percent              Percent               Percent                Percent              Percent
                                     of                   of                    of                     of                   of
                          Amount     Loans     Amount     Loans     Amount      Loans      Amount      Loans     Amount     Loans
Commercial                $  782      46.1%    $  691      43.7%    $1,911       41.1%     $6,199       43.4%    $6,796      47.0%
Agriculture                  363      25.2        309      23.2        294       22.6         798       21.9        747      20.0
Commercial real estate -
  construction                63       1.2         31       2.0        331        2.4         382        2.7        489       3.0
Real estate -
  residential mortgage         0       7.0          0       8.8          0        9.9           0       11.7          0      14.0
Consumer                     738      20.5        641      22.3        587       24.0         184       20.3        232      16.0
Unallocated                5,790        --      6,353        --      5,017(1)      --         923         --         53        --
                          ------     -----     ------     -----     ------      -----      ------      -----     ------     -----
    Total                 $7,736     100.0%    $8,025     100.0%    $8,140      100.0%     $8,486      100.0%    $8,317     100.0%
                          ======     =====     ======     =====     ======      =====      ======      =====     ======     =====

(1) The increase in the unallocated reserve is primarily due to a change in the Bank's allocation methodology to adopt a process recommended by the Bank's primary regulator, the Office of the Comptroller of the Currency. Data is not readily available to restate 1993 and 1992.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

NON-PERFORMING ASSETS

     Loans, other than consumer loans not secured by residential real estate, are generally classified as non-accrual or charged to the allowance for loan losses at the time they reach 90 days past due as to principal or interest, or earlier if when, in management's opinion, the collectibility of principal or interest is doubtful. An exception to placing such loans on non-accrual status or from charging-off such loans may be made if management determines that the principal and interest of such a loan is well secured and in the process of collection. Other real estate owned includes assets acquired through foreclosure.

      [GRAPHIC OMITTED - BAR CHART OF NON-PERFORMING ASSETS FOR 1992-1996]

The data points are as follows ($ in thousands):

1992           $10,853
1993           $10,272
1994            $3,315
1995            $1,654
1996            $1,668

     Total non-performing assets at December 31, 1996 were $1.7 million or .39 percent of loans plus other real estate owned, compared to $1.7 million or .42 percent of loans plus other real estate owned at December 31, 1995. Non-accrual loans at December 31, 1996 increased by $232 thousand from December 31, 1995 and totalled $973 thousand at December 31, 1996. Other real estate owned decreased from $913 thousand, net of the valuation allowance, at December 31, 1995, to $695 thousand, net of the valuation allowance, at December 31, 1996. At December 31, 1996, the Company also had $624 thousand in loans that were more than 90 days past due as to interest and principal but were still classified as accruing.

     Potential problem loans are loans which are included as performing loans, but for which possible credit problems cause management to have serious doubts as to the ability of such borrower to comply with present loan repayment terms and which may eventually result in classification as non-performing assets. At December 31, 1996 there were no loans which were considered as potential problem loans which were not included as non-performing assets as presented in Table 15 or included with the amount of impaired loans discussed below.

     Loans for which the accrual of interest has been ceased amounted to $973 thousand at December 31, 1996 and $741 thousand at December 31, 1995, respectively. Interest income of $66 thousand, $65 thousand, and $133 thousand for 1996, 1995 and 1994, respectively, would have been recognized on these loans had they been in accordance with their original terms. Interest income of $45 thousand, $45 thousand, and $21 thousand was recognized on these loans during 1996, 1995 and 1994, respectively.

     The Company adopted the provisions of Statement of Financial Accounting Standard No. 114, "Accounting by Creditors for Impairment of a Loan" (SFAS 114), as amended by Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosure" on January 1, 1995. The Company has determined that loans with a carrying value of $973 thousand and $1.2 million were deemed to be impaired under SFAS 114 at December 31, 1996 and 1995, respectively. At December 31, 1996 the loans classified as impaired were all on non-accrual status and included in Table 15. The $1.2 million considered to be impaired at December 31, 1995 is comprised of loans with a balance of $741 thousand which are classified as non-accruing loans and $459 thousand of loans which have not been classified as non-performing, and accordingly, were not included in Table 15.

     At December 31, 1996, of the $973 thousand in loans classified as impaired, approximately $528 thousand are loans for which there is no specifically allocated allowance for credit losses and approximately $445 thousand are loans which have an aggregate allowance for credit losses of $100 thousand. The $100 thousand specific reserve is included in the $7.7 million allowance for loan losses. The average balance of loans classified as impaired amounted to $895 thousand for 1996. Interest income of approximately $45 thousand was recognized during 1996 on loans classified as impaired loans. For 1995, of the $1.2 million in loans classified as impaired, approximately $1.1 million are loans for which there is no specifically allocated allowance for credit losses and approximately $100 thousand are loans which have an aggregate allowance for credit losses of $100 thousand. The $100 thousand specific reserve is included in the $8.0 million allowance for loan losses. The average balance of loans classified as impaired amounted to $1.6 million for 1995. Interest income of approximately $45 thousand was recognized during 1995 on loans classified as impaired loans.

CAPITAL RESOURCES

     The Company's stockholders' equity at December 31, 1996 was $62.2 million, a 5.7 percent increase over the $58.9 million at December 31, 1995. The increase in stockholders' equity resulted primarily from net income of $8.7 million which was offset by cash dividend payments to stockholders of $3.4 million and the acquisition of treasury stock which amounted to $2.1 million. In addition, the change in net unrealized gains on investment securities available for sale was $172 thousand, net of taxes, for the year ended December 31, 1996.

     On June 12, 1996 the Company announced its intentions to repurchase up to 5 percent or 203,584 shares of its outstanding common stock. These shares, when repurchased, will be available for reissuance through the Company's Dividend Reinvestment or Stock Option Plans or for other general corporate purposes. During 1996, the Company repurchased a total of 93,700 shares at an average price of $22.66 per share.

     The Board of Directors of the Company effected a 4 for 3 stock split during January 1996 and a 5 for 4 stock split during 1994. All

TABLE 15
NON-PERFORMING ASSETS

(Dollars in thousands) December 31,
                                                    1996           1995           1994           1993            1992
NON-PERFORMING LOANS:
Loans not accruing interest                     $    973       $    741       $  1,346       $  6,347        $  3,285
Troubled debt restructuring                            0              0              0              0           2,389
                                                --------       --------       --------       --------        --------
    Total non-performing loans                       973            741          1,346          6,347           5,674

OTHER REAL ESTATE OWNED:
Other real estate owned                              695            913          1,969          4,621           5,253
Less:  Valuation allowance                             0              0              0           (696)            (74)
                                                --------       --------       --------       --------        --------
    Other real estate owned, net                     695            913          1,969          3,925           5,179
                                                --------       --------       --------       --------        --------
    Total non-performing assets                 $  1,668       $  1,654       $  3,315       $ 10,272        $ 10,853
                                                ========       ========       ========       ========        ========

Past due 90 days or more as to
  interest or principal and still accruing      $    624       $    793       $    647       $     46        $    481
Non-performing loans as a percent of
  total loans outstanding                            .23%           .19%           .35%          1.76%           1.51%
Non-performing assets as a percent of
  total loans outstanding plus other real
  estate owned                                       .39%           .42%           .86%          2.82%           2.85%
Non-performing assets as a percent of
  total assets                                       .27%           .29%            60%          1.92%           2.01%



TABLE 16
RISK-BASED CAPITAL RATIOS

(Dollars in thousands) December 31,
                                                                                1996           1995
Tier 1 Capital:
  Stockholders' equity, excluding net unrealized gain on investment
    securities available for sale, net of taxes, and intangible assets      $ 61,414       $ 58,188

Tier 2 Capital:
  Allowance for loan losses allowable in Tier 2 capital                        5,850          5,352
                                                                            --------       --------
    Total Capital                                                           $ 67,264       $ 63,540
                                                                            ========       ========

Total risk-weighted assets                                                  $466,140       $425,511
                                                                            ========       ========

Tier 1 risk-based capital ratio                                                13.12%         13.59%
Total risk-based capital ratio                                                 14.43%         14.93%
Leverage ratio                                                                 10.28%         10.29%

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

prior period per share data has been restated to give effect for these stock splits. The weighted average number of shares outstanding was 4,053,940 for 1996, 4,066,936 for 1995, and 4,061,617 for 1994.

     The Company's capital adequacy and dividend policy are closely monitored by management and are reviewed regularly by the Board of Directors of the Company. The Company intends to provide an adequate return to its stockholders while retaining a sufficient capital base to provide for future growth and to comply with regulatory standards.

       [GRAPHIC OMITTED - BAR CHART OF STOCKHOLDERS' EQUITY FOR 1992-1996]

The data points are as follows ($ in thousands):

1992           $46,556
1993           $49,826
1994           $52,102
1995           $58,879
1996           $62,239

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

     Under the risk-based capital guidelines, Total Capital is defined as the sum of core or "Tier 1" Capital and "Tier 2" Capital. As the guidelines apply to the Company, Tier 1 Capital is total stockholders' equity excluding the effects of net unrealized gain (loss) on investment securities available for sale, net of taxes, and intangible assets and Tier 2 Capital includes a portion of the allowance for loan losses. The rules require that banking organizations must have ratios of 4.00 percent and 8.00 percent for Tier 1 and Total Capital, respectively. At December 31, 1996 the Company's Tier 1 and Total Capital ratios were 13.12 percent and 14.43 percent, respectively. Tier 1 and Total Capital ratios were 13.59 percent and 14.93 percent respectively, in 1995. Total risk-weighted assets increased by 9.5 percent. In addition to the risk-based capital ratio, a bank is also required to maintain a "Leverage ratio" of Tier 1 capital to average total assets of 3 percent or higher. At December 31, 1996 and 1995, the Company's Leverage ratio was 10.28 percent and 10.29 percent, respectively.

     The banking regulators have also established regulations which classify a bank's capital position as 1) well capitalized; 2) adequately capitalized; 3) undercapitalized; 4) significantly undercapitalized; and 5) critically undercapitalized. The degree of oversight and restriction by a bank's regulators is tied to its capital position. An institution which is classified as undercapitalized, significantly undercapitalized or critically undercapitalized is subject to additional operating restrictions and increased regulatory oversight. A bank is considered to be "well capitalized" if it has a ratio of Total Capital to risk-weighted assets of 10.00 percent or higher; a ratio of Tier 1 Capital to risk-weighted assets of 6.00 percent or higher; a Leverage ratio (Tier 1 Capital to average total assets) of 5.00 percent or higher; and is not under a regulatory capital order or directive. At December 31, 1996 the Bank was considered to be "well capitalized".

     The Company's risk-based capital and weighted risk assets at December 31, 1996 and 1995 are shown in Table 16.

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

SUPERVISION AND REGULATION

     During the latter part of 1996, Congress agreed on a legislative package to stabilize the Savings and Loan (S&L) industry's deposit insurance fund (SAIF). The legislation required the S&L industry to recapitalize its deposit fund with a one-time assessment. Previous proposals required the bank insurance fund (BIF) to contribute a substantial amount to help recapitalize SAIF. Under the current legislation, banks are required to pay an annual rate of 1.29 cents for every $100 of domestic deposits from 1997 through 1999 and pay 2.43 cents per $100 of domestic deposits for the years 2000 through 2017. The amount of FDIC insurance to be paid under this new legislation will not materially impact the financial statements or the results of operations for the Company in future periods.

     The Bank is a national bank, chartered under the National Bank Act, and is subject to the primary supervision of, and is examined by, the Comptroller of the Currency. As a member of the Federal Reserve system, the Bank is subject to provisions of the Federal Reserve Act, which restricts the ability of a bank to extend credit to its parent holding company or to certain of the parent's subsidiaries, or to invest in the Company's common stock or to take such stock as collateral for loans to any borrower. The operations of the Bank are also subject to regulation by the FDIC.

NEW ACCOUNTING STANDARDS

     On January 1, 1996 the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS 121), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows esti-mated to be generated by those assets are less than the assets' carrying amount. The implementation of SFAS 121 did not materially impact the Company's financial condition or results of operation.

     On January 1, 1996, the Company adopted the provisions of the Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights, an amendment of FASB Statement No. 65" (SFAS 122). FASB Statement No. 65, "Accounting for Certain Mortgage Banking Activities", required separate capitalization of purchased origination activities. SFAS 122 requires that purchased and originated mortgage servicing rights be accounted for in the same manner. Presently, the Company does not sell or securitize mortgage loans with servicing rights retained. Accordingly, the Company has not been impacted by the provisions of SFAS 122.

     On January 1, 1996 the Company adopted the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), which establishes financial accounting and reporting standards for stock-based employee compensation plans. As permitted under SFAS 123, the Company has elected not to adopt the fair value based method of accounting for its stock-based compensation plans, but will continue to account for such compensation under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and, accordingly, the impact of SFAS 123 on the Company's financial statements is not material. The Company has complied with the disclosure requirements of SFAS 123 in note 14.

     In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125, "Accounting for and Servicing of Financial Assets and Extinguishment of Liabilities" (SFAS 125). SFAS 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. SFAS 125 provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996, except for the provisions for secured borrowings and collateral and for repurchase agreement, dollar-roll, securities lending, and similar transactions which have been delayed for one year under Statement of Financial Accounting Standards No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125." The adoption of SFAS 125 will not have a material effect on the financial condition or the results of operations of the Company.

                            STOCKHOLDERS INFORMATION

PRICE RANGE OF KEYSTONE HERITAGE GROUP, INC. COMMON STOCK

The following summary sets forth the range of high and low sales prices for the common stock of Keystone Heritage Group, Inc. as well as cash dividends per share, for the periods indicated. Per share data is restated to give effect for the 4-for-3 stock split effective January 1996.
                                                           Cash
        Year    Quarter         High           Low       Dividends
        1996    Fourth        $23.63         $21.88         $.22
                Third          23.00          21.75          .22
                Second         23.88          20.13          .20
                First          26.13          22.50          .20

        1995    Fourth        $23.91         $22.50         $.18
                Third          22.69          19.04          .18
                Second         19.79          17.21          .18
                First          20.25          17.63         .165

DIVIDEND RESTRICTIONS

     Certain information concerning restrictions of the payment of dividends by the Company is set forth in Footnote 17 of the Notes to Consolidated Financial Statements appearing elsewhere in this Annual Report.

TRANSFER AGENT

     Registrar and Transfer Company
     10 Commerce Street
     Cranford, NJ 07016
     Telephone (800) 368-5948

COMMON STOCK

     Keystone Heritage Group, Inc.'s common stock is traded nationally on the American Stock Exchange under the ticker symbol "KHG". At February 10, 1997, the Company had approximately 1,350 stockholders.

DIVIDEND REINVESTMENT AND STOCK PURCHASE

     Stockholders of Keystone Heritage Group, Inc. may acquire additional shares of common stock by reinvesting their cash dividends under the Dividend Reinvestment Plan. Voluntary cash payments may also be made under this Plan. The minimum voluntary cash payment must be at least $10 but not more than $2,000 during each quarter. Voluntary cash contributions must be received by Registrar and Transfer Company within 30 days prior to the cash dividend payable date. The quarterly cash dividend payable dates are usually on the 10th of February, May, August and November, or the first business day before the 10th, should the 10th fall on a weekend or federal holiday. If you have questions about the Plan, contact Stockholder Relations, Lebanon Valley National Bank, 555 Willow Street, P.O. Box 1285, Lebanon, Pennsylvania 17042 (Telephone 717-274-6844).

DIRECT DEPOSIT

     Cash dividends on Keystone Heritage Group, Inc. common stock may be deposited directly into any deposit account at Lebanon Valley National Bank. The deposit is made on the dividend payment date and a confirmation of payment is sent to you when the dividend is deposited into your account. For additional information about Direct Deposit of cash dividends, contact Stockholder Relations, Lebanon Valley National Bank, 555 Willow Street, P. O. Box 1285, Lebanon, Pennsylvania 17042 (Telephone 717-274-6844).

FORM 10-K

     A copy of Keystone Heritage Group, Inc.'s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be provided to stockholders without charge upon written request to:

     Secretary
     Keystone Heritage Group, Inc.
     555 Willow Street
     P. O. Box 1285
     Lebanon, Pennsylvania 17042

ANNUAL MEETING

     The Annual Meeting of the Stockholders of Keystone Heritage Group, Inc. will be held at 10:00 A.M. on Tuesday, April 15, 1997 at the Quality Inn Lebanon Valley, 625 Quentin Road, Lebanon, Pennsylvania.

KEYSTONE HERITAGE GROUP, INC.

OFFICERS

ALBERT B. MURRY
President and Chief Executive Officer

DONALD W. LESHER, JR.
Vice President

LANCE M. FREHAFER
Secretary

KURT A. PHILLIPS
Treasurer

BOARD OF DIRECTORS

RAYMOND M. DORSCH, JR.
Vice President for Medical Affairs
Good Samaritan Hospital

LANCE M. FREHAFER
Secretary
Lebanon Valley National Bank

HARRY J. GENSEMER
President
J. Wilson Barto Sons, Inc.

CHARLES V. HENRY III
Senior Partner
Henry & Beaver

WENDI DIMATTEO HOLSINGER
Chief Executive Officer
ASK Foods, Inc.

BRUCE A. JOHNSON
Owner
Gallery 444, Ltd.

DONALD W. LESHER, JR.
Chairman of the Board
Lebanon Valley National Bank
President
Lesher Mack Sales and Service, Inc.

ALBERT B. MURRY
President and Chief Executive Officer
Lebanon Valley National Bank

THOMAS I. SIEGEL
President
Stanilla and Siegel, CPA's

BRETT H. TENNIS
Partner
Walz, Deihm, Geisenberger, Bucklen & Tennis, CPA's

MARK RANDOLPH TICE
President
APR Supply Co.

JOHN E. WENGERT
President
Wengert's Dairy, Inc.

E.D. WILLIAMS, JR.
Wengert's Dairy, Inc.

E.D. WILLIAMS, JR.
Private Investor

Honorary Directors
Harry Z. Gensemer, Jr.
Norman J. Rothermel
Elvin H. Spitler
Harlan R. Wengert






LEBANON VALLEY NATIONAL BANK

SENIOR OFFICERS

DONALD W. LESHER, JR.
Chairman of the Board

ALBERT B. MURRY
President and Chief Executive Officer

KURT A. PHILLIPS
Executive Vice President and Chief Financial Officer

CALVIN L. CASSEL, JR.
Senior Vice President Operations Group

LARRY H. EBERLY
Senior Vice President Trust Services

MICHAEL H. FIRESTINE
Senior Vice President Agriculture Banking

JAMES I. FREIDLY, III
Senior Vice President Credit Administration

BRADFORD J. NORRIS
Senior Vice President and President of Central Mortgage

TIMOTHY L. SANDOE
Senior Vice President Community Banking

ELLEN M. WHITMOYER
Senior Vice President Marketing

DONALD D. CANULL
Vice President and Comptroller

BARRY L. GINDER
Vice President and Chief Auditor

DARLENE F. WOODY
Director, Human Resources